





Notice of 2023 Annual Meeting & Proxy Statement

2022 Annual Report






Our mission

Our mission is to bring everyone the inspiration to create a life they love

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Our core values

Our core values bring Pinterest to life

PUT Pinners FIRST

AIM FOR EXTRAORDINARY

CREATE BELONGING

ACT as ONE

WIN or learn

Because we aim to achieve our ambitious goal of inspiring the world, our everyday work is grounded in core values that reflect the beliefs and principles we cherish most. This includes doing right by our users, making big bets and taking smart risks, maintaining a high standard of excellence and innovation, collaborating closely, and creating a culture of belonging.

Letter from the CEO



"Despite the macro-economic headwinds of the past year, I am very proud of our team for how they continued executing. Pinterest's fiscal year 2022 revenue grew 9% year-over-year. And we returned to user growth, ending the year with 450 monthly active users, a 4% increase from the year before. I am proud of the momentum we are creating across our business. And I am even more excited about the opportunities ahead."

Dear fellow stockholders,

In 2022, I joined Pinterest as CEO because I knew the enormous value we could deliver to users, advertisers and the world. Nine months into the job, my belief in the long-term potential and power of our company has only grown.

At Pinterest, we are driven by our mission to bring everyone the inspiration to create a life they love. At a time when so much of the internet has become toxic and addictive, Pinterest is building a platform that is positive and productive—one where people can discover inspiring ideas, plan their futures, and shop with brands to make their plans a reality.

Despite the macro-economic headwinds of the past year, I am very proud of our team for how they continued executing. In 2022, we made a number of investments to improve the user experience with more personalized content and deepen engagement. We also innovated for advertisers, creating better measurement tools, adding new formats and more seamless handoffs to merchant sites.

These investments have started to pay off. Pinterest's fiscal year 2022 revenue grew 9% year-over-year. And we returned to user growth, ending the year with 450 monthly active users, a 4% increase from the year before.

To build on this progress, in 2023, we are intensely focused on four strategic priorities: (1) growing monetization and engagement per user, (2) integrating shopping into the core product experience, (3) improving operational rigor and margin expansion, and (4) strengthening our efforts as a positive and brand-safe platform. Advancing these goals will continue to improve the value we offer users and advertisers, and benefit shareholder value as well.

In addition, we are stepping up our efforts beyond our product to drive positive change for our business and society. Our ESG Impact strategy includes efforts to nurture our employees, care for communities, take care of our planet and ensure governance and ethics are at the heart of everything we do as a business.

I am proud of the momentum we are creating across our business. And I am even more excited about the opportunities ahead. I'm grateful to all of our employees, users, partners and stockholders for their support. I can't wait to see what we will achieve together in the year ahead and beyond.

Sincerely,

Bill Ready
Chief Executive Officer

Performance highlights



Company overview

Our mission is to bring everyone the inspiration to create a life they love.

Pinterest is a visual discovery engine. It is where you find and do what you love. With Pinterest, you can discover useful and relevant ideas that inspire you to do and shop.

Pinterest began as a tool to help people collect the things they were passionate about online. But it soon became apparent that the real joy was getting inspired by what other people shared and applying that inspiration to your own lives.

Users, also referred to as Pinners, began using the platform to answer everyday questions like "What should I cook?" and "What should I wear?" They also used it for epic goals like getting a tattoo or building motorcycles. Whatever the interest, people have told us that life gets a little bit better when they can use these ideas to make more of their moments.

Today, 450 million people come to the platform every month to explore and experience more than 240 billion ideas that have been saved. We're proud to help people discover and do what they love. And the really exciting part is that we are just getting started.

Our headquarters are in San Francisco, CA. We have over 3,900 employees in offices across the globe, including in United States, Ireland, Germany, United Kingdom, France, Brazil, Mexico, Japan, Canada, Spain, Italy, Singapore, Netherlands, Poland and Australia.

Business and strategic highlights

Overview of 2022 results

Our key financial and operating results as of and for the year ended December 31, 2022 are as follows:

Revenue
$2,803M

Global Monthly active users ("MAUs")[1]
450M

Average revenue per user ("ARPU")[2]
$6.36

Net income (loss)
$(96)M

Adjusted EBITDA[3]
$442M

Monthly active users
(in millions)



● U.S. & Canada   ● Rest of World
● Europe

Revenue
(in millions)



● U.S. & Canada   ● Rest of World
● Europe

Net income (loss)
(in millions)



● Net income (loss)

Adjusted EBITDA
(in millions)



● Adj. EBITDA

Average revenue per user



● U.S. & Canada   ● Rest of World
● Europe

[1] We define a monthly active user as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. We present MAUs based on the number of MAUs measured on the last day of the current period.

[2] We measure monetization of our platform through our average revenue per user metric. We define ARPU as our total revenue in a given geography during a period divided by average MAUs in that geography during the period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. We calculate ARPU by geography based on our estimate of the geography in which revenue-generating activities occur

[3] Adjusted EBITDA is a non-GAAP financial measure. We define adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, interest and other (income) expense, net and provision for (benefit from) income taxes, and non-cash charitable contributions. See Appendix A to this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Table of contents

Note about our websites and reports and forward-looking statements:

Website references are provided in this proxy statement for convenience only. The content of any referenced websites or reports, including any other websites or reports referenced or discussed in this proxy statement, are not deemed to be part of, nor incorporated by reference into, this proxy statement. We assume no liability for the content contained on the referenced websites.

This proxy statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical facts included in the proxy statement, including statements about the company's goals, progress or expectations with respect to corporate responsibility, sustainability, corporate governance, executive compensation and other matters, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in this proxy statement. Such risks, uncertainties and other factors include those risks described in "Risk factors" and "Management's discussion and analysis of financial condition and results of operations" in the company's most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") and other subsequent documents we file with the SEC.

Notice of annual meeting of stockholders

You are cordially invited to attend the 2023 annual meeting of stockholders ("annual meeting") on Thursday, May 25, 2023, at 8:00 a.m. Pacific Time, which we are holding exclusively online via live webcast at *www.virtualshareholdermeeting.com/PINS2023*. Whether or not you expect to attend the annual meeting, please vote, as instructed in these materials, as promptly as possible in order to ensure your representation at the annual meeting. Even if you have voted by proxy, you may still vote at the virtual annual meeting by following the instructions under "Voting and annual meeting information".

Voting items

Proposals		Board Vote Recommendation	For Further Details
1	To elect the four Class I nominees for director named in the accompanying proxy statement to hold office until the 2026 annual meeting of stockholders and until their successors have been duly elected and qualified, or until their office is otherwise vacated.	**"FOR"** each director nominee	**Page 10**
2	To approve, on an advisory non-binding basis, the compensation of our named executive officers ("say-on-pay").	**"FOR"**	**Page 32**
3	To ratify the audit and risk committee's selection of Ernst & Young LLP as the company's independent registered public accounting firm for the fiscal year 2023.	**"FOR"**	**Page 54**
4-5	To consider and vote on stockholder proposals set forth in the proxy statement, if properly presented.	**"AGAINST"**	**Page 56**

We will also conduct any other business properly brought before the annual meeting.

These proposals, as well as instructions for accessing the virtual annual meeting, are more fully described in the accompanying proxy statement and a list of registered stockholders as of the record date will be accessible during the meeting at *www.virtualshareholdermeeting.com/PINS2023*. The record date for the annual meeting is March 29, 2023. Only stockholders of record at the close of business on that date may vote at the annual meeting or any adjournment thereof. We expect to begin mailing a notice of internet availability of proxy materials on April 12, 2023, to all stockholders of record entitled to vote at the annual meeting.

By Order of the Board of Directors

Wanji Walcott

Wanji Walcott
Chief Legal Officer and Secretary
San Francisco, California
April 12, 2023

Important notice regarding the availability of proxy materials for Pinterest's 2023 annual meeting of stockholders: The notice, proxy statement and annual report are available at *www.proxyvote.com*.



Date and Time
Thursday, May 25, 2023, at 8:00 a.m. Pacific Time



Location
www.virtualshareholder meeting.com/PINS2023



Who Can Vote
Stockholders as of March 29, 2023 are entitled to vote

How to Vote



Internet
www.proxyvote.com



Phone
1-800-690-6903



Mail
Complete, sign and date the enclosed proxy card or voting instruction card and return it promptly in the envelope provided

Proxy summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this proxy statement.

Proxy statement for the 2023 annual meeting of stockholders

Headquarters: 651 Brannan Street, San Francisco, California 94107 | (415) 762-7100

	Date and Time		Location		Investor Relations Website
	To Be Held Online at 8:00 a.m. Pacific Time on Thursday, May 25, 2023		*www.virtualshareholdermeeting .com/PINS2023*		investor.pinterestinc.com

This proxy statement is furnished in connection with the solicitation of your proxy by our board of directors ("board") to vote at the 2023 annual meeting of stockholders ("annual meeting"), including at any adjournments or postponements of the annual meeting. This proxy statement contains information to be voted on at the annual meeting and certain other information required by Securities and Exchange Commission ("SEC") rules. In accordance with SEC rules, we are making our proxy materials available at www.proxyvote.com with an option to request a printed set be mailed to you. We expect to begin mailing a notice of internet availability of proxy materials on April 12, 2023, to all stockholders of record entitled to vote at the annual meeting. This notice contains instructions for viewing the proxy materials and voting online and requesting a printed set of proxy materials.

You are cordially invited to attend the annual meeting on **Thursday, May 25, 2023**, at 8:00 a.m. Pacific Time, which we are holding exclusively online via live webcast at *www.virtualshareholdermeeting.com/PINS2023*. Whether or not you expect to attend the annual meeting, please vote, as instructed in these materials, as promptly as possible in order to ensure your representation at the annual meeting. Even if you have voted by proxy, you may still vote at the virtual annual meeting by following the instructions under "Voting and annual meeting information".

Agenda

Proposals		Board Vote Recommendation	For Further Details
1	To elect the four Class I nominees for director named in the accompanying proxy statement to hold office until the 2026 annual meeting of stockholders and until their successors have been duly elected and qualified, or until their office is otherwise vacated.	**"FOR"** each director nominee	**Page 10**
2	To approve, on an advisory non-binding basis, the compensation of our named executive officers ("say-on-pay").	**"FOR"**	**Page 32**
3	To ratify the audit and risk committee's selection of Ernst & Young LLP as the company's independent registered public accounting firm for the fiscal year 2023.	**"FOR"**	**Page 54**
4-5	To consider and vote on stockholder proposals set forth in the proxy statement, if properly presented.	**"AGAINST"**	**Page 56**

Our board of directors

The following table provides summary information about each of our current directors, including the four nominees for election at the annual meeting.

		Name	Principal Occupation	Age	Director Since	Independent	Committee Memberships
Nominees for Election	Class I	Jeffrey Jordan	Managing Partner, Andreessen Horowitz	64	2011	Yes	Governance Committee*
		Jeremy Levine	Partner, Bessemer Venture Partners	49	2011	Yes	Governance Committee (chair)
		Gokul Rajaram	Corporate Development and Strategy Lead, DoorDash	48	2020	Yes	Compensation Committee**
		Marc Steinberg	Senior Portfolio Manager, Elliott Management Corporation	33	2022	Yes	Audit Committee***
Continuing Directors	Class II	Fredric Reynolds	Former EVP & CFO, CBS Corporation	72	2017	Yes	Audit Committee (chair)
		Evan Sharp	Co-Founder & Advisor, Pinterest	40	2019	No	None
		Andrea Wishom — Lead Independent Director	President, Skywalker Holdings	53	2020	Yes	Compensation Committee
	Class III	Leslie Kilgore	Former Chief Marketing Officer, Netflix	57	2019	Yes	Compensation Committee (chair); Audit Committee
		Bill Ready	Chief Executive Officer, Pinterest	43	2022	No	None
		Benjamin Silbermann	Co-Founder and Executive Chair, Pinterest	40	2008	No	None
		Salaam Coleman Smith	Former EVP, ABC Family	53	2020	Yes	Audit Committee; Governance Committee

(*)   Our nominating and corporate governance committee is referred to as "governance committee" throughout this proxy statement.

(**)   Our talent development and compensation committee is referred to as "compensation committee" throughout this proxy statement.

(***) Our audit and risk committee is referred to as "audit committee" throughout this proxy statement.

Board snapshot

The following charts reflect the age, independence, tenure, gender and race/ethnicity of the members of our board continuing in office following the annual meeting, assuming the election of all nominees:



Age	Independence	Tenure	Gender	Race/Ethnicity
● 4 <45	● 8 Independent	● 5 3 and less years	● 8 Male	● 3 Racially/Ethnically Diverse
● 5 45-60	● 3 Non-Independent	● 3 4-10 years	● 3 Female	● 1 Declined to disclose
● 2 >60		● 3 10+ years		

Skills and experience

Governance
 **8/11**

Sales & marketing
 **5/11**

Management
 **9/11**

Global
 **10/11**

Technology
 **9/11**

Media & content
 **8/11**

Finance
 **7/11**

E-commerce
 **6/11**

For more information about our board members, see page 12 of this proxy statement.

Corporate governance highlights

Our corporate governance practices are designed to promote the long-term interests of our stockholders, strengthen board and management accountability and foster responsible decision-making. The following table summarizes our corporate governance policies and practices.

- ✔ lead independent director
- ✔ board chair and CEO roles held by two different people
- ✔ fully independent board committees
- ✔ diverse board in terms of skills, independence, gender, race/ethnicity
- ✔ regular board refreshment with 5 new directors since 2019
- ✔ board service limited to no more than 5 public companies, including the Pinterest board

- ✔ annual self-evaluation of the full board
- ✔ regular review of board succession planning
- ✔ minimum stock ownership requirement
- ✔ director resignation policy
- ✔ director retirement age of 72
- ✔ proxy access for qualifying stockholders
- ✔ regular stockholder engagement

For more information about our corporate governance practices, see page 19 of this proxy statement.

Executive compensation highlights

We endeavor to maintain sound governance standards through the administration of our executive compensation program. The following tables summarize our compensation governance policies and practices.

What we do

- ✔ fully independent compensation committee
- ✔ independent compensation consultant to the compensation committee
- ✔ annual review of the compensation program, best practices and market trends
- ✔ majority of executive compensation tied to stock value
- ✔ annual review of succession plans for key officers
- ✔ "double trigger" termination required for vesting in equity in connection with change in control
- ✔ annual stockholder advisory non-binding vote on our compensation program (say-on-pay)
- ✔ clawback policy for misconduct resulting in financial restatement
- ✔ minimum stock ownership requirement

What we don't do

- ✖ pension and executive retirement plans
- ✖ significant perquisites to executive officers
- ✖ supplemental executive benefits
- ✖ "single trigger" vesting in equity in connection with change in control
- ✖ employee and director hedging and pledging of our equity securities
- ✖ tax gross-ups on change in control payments
- ✖ dividends or equivalents on unvested equity awards

For more information about our executive compensation practices and policies, see page 33 of this proxy statement.

Election of directors

Proposal 1
Election of directors

Our board is currently comprised of eleven members. In accordance with our amended and restated certificate of incorporation (our "certificate of incorporation"), our board is divided into three staggered classes of directors. At the annual meeting, four Class I directors will stand for election for a three-year term. Each director's term continues until the election and qualification of their successor, or until their office is otherwise vacated.

Each of the nominees standing for election at the annual meeting currently serves as a director. Three of the four director nominees, Jeffrey Jordan, Jeremy Levine and Gokul Rajaram were most recently elected by our stockholders at the 2020 annual meeting of stockholders. In December 2022, our board appointed Marc Steinberg as a Class I director. Mr. Steinberg was appointed pursuant to the cooperation agreement entered into by and among the company, Elliott Associates, L.P. and Elliott International L.P. A description and copy of the cooperation agreement is available on the Form 8-K filed with the Securities and Exchange Commission (the "SEC") on December 6, 2022.

Upon recommendation by our governance committee, the board has nominated each of them for election for a term of three years (through the 2026 annual meeting of stockholders) and until their successors have been duly elected and qualified, or until their office is otherwise vacated.

The board recommends a vote **FOR** each director nominee

Our board of directors

Board diversity

We believe the diversity, skills and experience of our directors as described below, provide us with a diverse range of perspectives and judgment necessary to guide our strategies and monitor their execution.

Our board is composed of a diverse group of individuals, with diverse backgrounds, experience and skills relevant to our company. Many of the directors have senior leadership experience at major U.S. and international companies. In these positions, they have also gained experience in areas such as management, financial planning, public company governance, sales and marketing, media and content, e-commerce and international business. Many of our directors have experience serving on boards and board committees of other public companies, and have an understanding of corporate governance practices and trends and different business processes, challenges and strategies. Further, our directors also have other experience that makes them valuable members of the board, including experience in established or growing technology companies.



Age	Independence	Tenure	Gender	Race/Ethnicity
● 4 <45	● 8 Independent	● 5 3 and less years	● 8 Male	● 3 Racially/Ethnically Diverse
● 5 45-60	● 3 Non-Independent	● 3 4-10 years	● 3 Female	● 1 Declined to disclose
● 2 >60		● 3 10+ years		

Board experience and expertise

The following reflects the experience and expertise of the members of our board continuing in office following the annual meeting, assuming the election of all nominees:

Governance
Governance experience supports our emphasis on strong board and management accountability, transparency, protection of stockholder interests and long-term value creation.

8 Directors

Management
Leadership and management experience enables our board to provide advice, guidance and assess the performance of our own management and workforce.

9 Directors

Technology
Experience in the technology sector is valuable to effectively oversee and understand our product strategy and roadmap and the industry as a whole.

9 Directors

Finance
Financial expertise provides our board with the financial acumen necessary to inform its oversight of our financial performance and reporting, internal controls and long-term strategic planning.

7 Directors

Sales & Marketing
Experience in sales and marketing enables the directors to provide valuable advice and oversight over our ads business, sales and marketing activities and growth strategy.

5 Directors

Global
Experience leading large, global companies and teams helps the directors to advise us on our international growth and expansion.

11 Directors

Media & Content
Experience in the media industry and/or with content focused companies enables directors to meaningfully oversee long term strategy on content and creators.

8 Directors

E-commerce
Experience with e-commerce supports us in developing and strengthening the shopping initiatives on our platform.

6 Directors

Class I director nominees for election at the 2023 annual meeting of stockholders



Jeffrey Jordan

Managing Partner, Andreessen Horowitz
Director since 2011

Jeffrey Jordan has served at Andreessen Horowitz, a venture capital firm, since 2011 and most recently as a Managing Partner. Previously, Mr. Jordan served as President and Chief Executive Officer of OpenTable, Inc., an online restaurant reservation service company, from 2007 to 2011. He served as President of PayPal, Inc., an internet-based payment system company then owned by internet retail company eBay Inc., from 2004 to 2006, and as Senior Vice President and General Manager of eBay North America from 1999 to 2004. He also served as Chief Financial Officer of Hollywood Entertainment, a video rental company and as President of its subsidiary, Reel. com. Previously, Mr. Jordan served in various capacities at The Walt Disney Company, an entertainment company, for eight years, most recently as Senior Vice President and Chief Financial Officer of The Disney Store Worldwide. Prior to that, he worked for the Boston Consulting Group, Inc., a management consulting firm. Mr. Jordan currently serves on the board of several private companies, including Instacart and previously served on the board of OpenTable, Inc. from 2007 to 2013.

Our committees

- Governance Committee (member)

Other current public boards

- Airbnb, Inc. (chair of nominating and corporate governance committee and member of the audit, risk and compliance committee)
- Accolade, Inc. (member of compensation committee)

Education

- Master of Business Administration, Stanford University Graduate School of Business
- Bachelor of Arts, Amherst College

Relevant experience

Extensive experience as a C-suite-level officer and director of technology companies and as a venture capitalist



Jeremy Levine

Partner, Bessemer Venture Partners
Director since 2011

Jeremy Levine has served as a partner at Bessemer Venture Partners, a venture capital firm, since 2001, where his investment experience includes entrepreneurial startups and high growth companies including consumer internet, consumer software and business software and services. Prior to joining Bessemer, Mr. Levine was Vice President of Operations at Dash.com Inc., an internet software publisher, from 1999 to 2001. Prior to Dash, Mr. Levine was an Associate at AEA Investors, a management buyout firm, where he specialized in consumer products and light industries, from 1997 to 1999. Previously, Mr. Levine was with McKinsey & Company, a management consultant firm, as a management consultant from 1995 to 1997. Mr. Levine previously served on the board of directors of MINDBODY Inc. from 2010 to 2017 and Yelp from 2005 to 2019. Mr. Levine currently serves on the board of many private companies.

Our committees

- Governance Committee (chair)

Other current public boards

- Shopify, Inc. (member of nominating and governance committee)

Education

- Bachelor of Science, Duke University

Relevant experience

Extensive experience with technology companies, serving on the boards of directors of public and private companies, and experience as a venture capitalist



Gokul Rajaram

Corporate Development and Strategy Lead, DoorDash, Inc.
Director since 2020

Gokul Rajaram has served in various roles at DoorDash, a food ordering service, since November 2019, most recently as their Corporate Development and Strategy Lead. Previously, from 2013 to 2019, Mr. Rajaram led several product development teams at Block, Inc. (previously named Square, Inc.), a financial technology company, most recently as the Caviar Lead. Prior to Block, Inc., Mr. Rajaram served as Product Director of Ads at Facebook, Inc., a social media company, from 2010 to 2013. Previously, Mr. Rajaram was Product Management Director for Google AdSense, an online advertising company. He previously served on the board of RetailmeNot, Inc. and Course Hero, Inc.

Our committees

- Compensation Committee (member)

Other current public boards

- The Trade Desk Inc. (member of compensation committee and audit committee)
- Coinbase Global Inc. (member of the compensation committee)

Education

- Master of Computer Science, University of Texas
- Master of Business Administration, The Massachusetts Institute of Technology
- Bachelor of Computer Science, Indian Institute of Technology, Kanpur

Relevant experience

Extensive experience with product development and as an officer and director of technology companies, including public companies



Marc Steinberg

Senior Portfolio Manager, Elliott Management Corporation
Director since 2022

Marc Steinberg is a Senior Portfolio Manager at Elliott Management Corporation, an investment management firm. He is responsible for public and private equity investments across a range of industries, including the technology, media and telecommunications sectors. He currently serves on the board of directors of two private companies: Nielsen, a global leader in audience insights, data and analytics, and Cubic, a technology-driven provider of solutions for public transit and defense applications. Prior to joining Elliott in 2015, Mr. Steinberg worked at investment bank Centerview Partners.

Our committees

- Audit Committee (member)

Other current public boards

- None

Education

- Bachelor of Arts, Harvard College

Relevant experience

Strong experience in financial management and industry expertise as a strategic advisor to technology companies

Class II directors continuing in office until the 2024 annual meeting of stockholders



Fredric Reynolds

Former Executive Vice President and Chief Financial Officer, CBS Corporation
Director since 2017

Fredric Reynolds served as Executive Vice President and Chief Financial Officer of CBS Corporation, a mass media company, from 2006 to 2009. From 2001 to 2005, he served as President and Chief Executive Officer of Viacom Television Stations Group and as Executive Vice President and Chief Financial Officer of Viacom Inc., a mass media company, from 2000 to 2001. He also served as Executive Vice President and Chief Financial Officer of Westinghouse Electric Corporation, a predecessor of CBS Corporation. Prior to that, Mr. Reynolds held several positions at PepsiCo, a food and beverage corporation, for twelve years, including Chief Financial Officer or Financial Officer at Pizza Hut, Pepsi Cola International, Kentucky Fried Chicken Worldwide and Frito Lay. Mr. Reynolds served on the board of AOL, Inc. from 2009 to 2015, Hess Corporation from 2013 to 2019, MGM Corporation from 2010 to 2022 and Mondelez International, Inc. from 2007 to 2022.

Our committees

- Audit Committee (chair)

Other current public boards

- Raytheon Technologies (chair of audit committee, member of governance and public policy committee and member of compensation committee)

Education

- Bachelor in Business Administration, University of Miami
- Certified Public Accountant

Relevant experience

Extensive financial, leadership and media expertise, management experience in a broad range of companies and service on the board of public companies



Evan Sharp

Co-Founder and Advisor, Pinterest
Director since 2019

Evan Sharp is a Co-Founder of Pinterest and currently serves as a consultant to Pinterest. Previously, he served as our Chief Design & Creative Officer until October 2021. While employed at Pinterest, he oversaw the creative, product and design teams since 2011. He was previously a product designer at Facebook, a social media company, from 2010 to 2011. Since October 2021, he has served as a consultant at LoveFrom, a design firm and is an advisor to various private companies, including Kudoos Inc., Hume AI and Naya Studio, Inc.

Our committees

- None

Other current public boards

- None

Education

- Bachelor of Arts in History, University of Chicago

Relevant experience

Deep knowledge and understanding of our business as a co-founder and experience with product development and design

Andrea Wishom

President, Skywalker Holdings LLC
Director since 2020; Lead Independent Director



Andrea Wishom has served as President of Skywalker Holdings, LLC, a private holding company and family office. She oversees over a billion dollars in assets for various business units, human resources, finance, and all philanthropic and creative aspects for the company. Before joining Skywalker, Ms. Wishom spent over 20 years at Harpo Productions, an American multimedia production company. At Harpo Productions she held various production, programming, development and executive roles for The Oprah Winfrey Show, Harpo Studios and OWN: The Oprah Winfrey Network and most recently as the Executive Vice President. In addition to her public company board, Ms. Wishom currently serves on the board of Tory Burch LLC.

Our committees

- Compensation Committee (member)

Other current public boards

- Nextdoor Holdings, Inc. (member of compensation committee)

Education

- Bachelor of Arts in English, University of California, Berkeley

Relevant experience

Extensive experience in media industry and C-suite-level management experience

Class III directors continuing in office until the 2025 annual meeting of stockholders

Leslie Kilgore

Former Chief Marketing Officer, Netflix, Inc.
Director since 2019



Leslie Kilgore served as Chief Marketing Officer of Netflix, Inc., an online entertainment service, from 2000 to 2012. From 1999 to 2000, she served as Director of Marketing of Amazon.com, Inc., an online retail company. Ms. Kilgore held various positions, including Brand Manager, at The Procter & Gamble Company, a manufacturer and marketer of consumer products, from 1992 to 1999. Ms. Kilgore served on the board of LinkedIn Corporation from 2010 to 2016 and Medallia, Inc. from July 2015 to October 2021. In addition to her public company boards, she currently serves on the board of Discord Inc.

Our committees

- Compensation Committee (chair)
- Audit Committee (member)

Other current public boards

- Netflix, Inc. (member of audit committee)
- Nextdoor Holdings, Inc. (chair of compensation committee)

Education

- Master of Business Administration, Stanford University Graduate School of Business
- Bachelor of Science, Wharton School of Business at the University of Pennsylvania

Relevant experience

Extensive experience as a marketing executive with internet retailers and consumer product companies and experience as a board member of public and private companies

Bill Ready
CEO, Pinterest
Director since 2022



Bill Ready has served as our Chief Executive Officer and as a Director on our board since June 2022. Previously he was the president of commerce, payments & next billion users at Alphabet Inc., a technology company, from January 2020 until June 2022. Prior to joining Alphabet, Inc., Mr. Ready was executive vice president and chief operating officer of PayPal Holdings, Inc., an internet-based payment system company, from October 2016 through July 2019 and continued as executive vice president through December 2019 during the transition until he departed PayPal. Prior to that, he was PayPal's senior vice president, global head, product & engineering from July 2015 to September 2016 and he continued to lead Braintree operations while in various roles at PayPal following PayPal's acquisition of Braintree in December 2013. From October 2011 to December 2013, he was the chief executive officer of Braintree, a mobile and web payment systems company acquired by PayPal. Prior to Braintree, Mr. Ready was executive in residence at Accel Partners, a leading Silicon Valley venture capital and growth equity firm. Mr. Ready also served as president of iPay Technologies from 2008 to 2011. He also worked as a strategy consultant for McKinsey & Company, where he advised leading financial technology companies.

Our committees
- None

Other current public boards
- William Sonoma, Inc. (member of compensation committee)
- Automatic Data Processing, Inc. (member of audit committee and member of corporate development and technology advisory committee)

Education
- Master of Business Administration, Harvard Business School
- Bachelor of Science in Information Systems and Finance, University of Louisville

Relevant experience

Extensive experience as a C-suite-level officer and director of various technology companies

Benjamin Silbermann
Co-Founder, Executive Chair, Pinterest
Director since 2008



Benjamin Silbermann is a Co-Founder and Executive Chair of Pinterest. He previously served as our Chief Executive Officer from 2008 and as President from 2012 until June 2022. Prior to co-founding Pinterest, Mr. Silbermann worked at Alphabet Inc., a technology company, from 2006 to 2008. He currently serves on the board of non-profit organizations, including How We Feel and Resolve to Save Lives.

Our committees
- None

Other current public boards
- None

Education
- Bachelor of Arts, Yale University

Relevant experience

Deep knowledge and understanding of our company, strategy and business as our Former President and CEO and experience with product development



Salaam Coleman Smith

Former EVP, The Walt Disney's ABC Television Group
Director since 2020

Salaam Coleman Smith served as Executive Vice President at The Walt Disney's ABC Television Group, a multinational broadcast television group from 2014 to 2016, overseeing Strategy and Programming for ABC Family's Freeform channel. Prior to joining The Walt Disney Company, Ms. Smith worked at Comcast NBCUniversal, a multinational media company since 2003, where she served as President of Style Network from 2008 to 2013. Prior to joining Comcast NBCUniversal, Ms. Smith worked at Viacom Inc., a multinational mass media conglomerate for nearly ten years where she served as a senior executive within MTV Networks International Division and helped oversee Nickelodeon's global expansion in Europe, Asia, and Latin America. Ms. Smith has served as a board member for several non-profit organizations, including Women in Cable Telecommunications and Dress For Success. In addition to her public boards, she also serves on the board of Scopely, an online gaming company since December 2021.

Our committees

- Audit Committee (member)
- Governance Committee (member)

Other current public boards

- Gap, Inc. (member of compensation and management development committee)

Education

- Bachelor of Science in Industrial Engineering, Stanford University

Relevant experience

Strong expertise in global media, multi-platform content, brand development, strategic planning, financial management, consumer-centric insights and C-level management

Director selection and recruitment

The governance committee is responsible for, among other things, overseeing succession planning for directors and ensuring that we have a qualified board to oversee management's execution of the company's strategy and safeguard the long-term interests of stockholders. In this regard, the governance committee is charged with identifying, evaluating and recommending potential director candidates.

1
Identify


- In identifying potential candidates for board membership, the governance committee considers recommendations from directors, stockholders, management and others, including, from time to time, executive search firms to assist it in locating qualified candidates.
- The governance committee does not distinguish between nominees recommended by stockholders and other nominee recommendations.

2
Evaluate


- Once potential director candidates are identified, the governance committee, with the assistance of management, undertakes an extensive vetting process that considers each candidate's diverse background, experience, qualifications, independence and fit with the board's priorities.
- As part of this vetting process, the governance committee, as well as other members of the board and the CEO, conducts a series of interviews with the candidates.

3
Recommend

- If the governance committee determines that a potential candidate meets the needs of the board and the company and has the desired qualifications and experiences, it recommends the candidate's nomination or appointment to the full board for consideration.

The governance committee strives to maintain an engaged, independent board with broad and diverse experience and judgment that is committed to representing the long-term interests of our stockholders. The governance committee considers a wide range of factors when selecting and recruiting director candidates, including achieving:

- **an experienced and qualified board.** The governance committee seeks directors with a record of accomplishment in their chosen fields that are relevant to our company and its industry.

- **diversity.** The governance committee seeks candidates representing a diversity of occupational and personal backgrounds, knowledge, skills, qualifications and viewpoints so that the board provides effective oversight of the management of the company. The governance committee reviews the board's effectiveness in balancing these considerations when assessing the composition of the board.

- **board refreshment.** We believe that Pinterest benefits from fostering a mix of experienced directors with a deep understanding of the company and its industry and those who bring fresh perspectives. We have regularly refreshed our board since our initial public offering ("IPO") in April 2019, including the addition of four new directors over the past four years.

- **ideal board size.** The board has eleven directors which includes four Class I directors, three Class II directors and four Class III directors. The board believes this size works well as it provides a sufficient number of directors on the board to achieve an appropriate mix of experience and meet its oversight responsibilities, while promoting accountability and efficiency.

- **a board with strong personal attributes.** We believe that all of our directors should possess the following personal attributes: high integrity and good judgment, absence of legal or regulatory impediments, independence of mind and strength of character to effectively represent the best interests of all stockholders and provide practical insights and diverse perspectives, ability to act in an oversight capacity, appreciation for the issues confronting a public company, adequate time to devote to the board and its committees, and willingness to assume broad, fiduciary responsibilities on behalf of all stockholders.

Stockholder recommendations of director candidates

The governance committee considers director candidates recommended by stockholders. Stockholders may recommend a candidate by writing to the Corporate Secretary at the company's address listed on page 6 of this proxy statement, and including all information that our amended and restated bylaws (our "bylaws") require for director nominations.

Stockholder proxy access right

We have adopted proxy access. Our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Pinterest' outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our board) for inclusion in our proxy materials. For additional information, see "Stockholder proposals and nominations for the 2024 annual meeting of stockholders".

Director independence

At least a majority of our board members, including all members of our audit, compensation and governance committees, are required to be independent under New York Stock Exchange ("NYSE") listing rules. The board, with the assistance of the governance committee, considers all relevant facts and circumstances when making its independence determinations. A substantial majority of our board – eight out of eleven directors – is independent.

The board has affirmatively determined that Mr. Jordan, Ms. Kilgore, Mr. Levine, Mr. Rajaram, Mr. Reynolds, Ms. Smith, Mr. Steinberg and Ms. Wishom do not have relationships that would interfere with the exercise of their independent judgment in carrying out the responsibilities as a director and each of these directors is "independent" as that term is defined under the listing standards of the NYSE. In making these determinations, the board considered the current and prior relationships that each of these directors has with our company and all other facts and circumstances our board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director (and any investor with which they are affiliated) and the transactions involving them. The board also took into account that Pinterest from time to time engages in business in the ordinary course with entities where our directors are employed, serve on the board or otherwise provide services to such entities.

Corporate governance

Board structure and role

Our board is currently comprised of eleven directors and is divided into three classes with each class consisting of nearly one-third of the total number of directors and each class having a three-year term.

Board leadership structure

The board regularly reviews its leadership structure to evaluate whether the structure remains appropriate for the company, and the directors annually elect the chair of the board. In June 2022, Benjamin Silbermann stepped down as our chief executive officer. In accordance with the board's plans for CEO succession, the board determined that Mr. Silbermann should remain chair of the board and transitioned to an executive chair role given his deep understanding of our business and culture, as well as his leadership in shaping and driving the company's strategic priorities and business plans. At that time, we appointed Bill Ready as our chief executive officer and a director.

Our corporate governance guidelines provide that if the chair is not otherwise independent, the independent directors will select one of our independent directors to serve as our lead independent director. Andrea Wishom continues to serve as lead independent director following Mr. Silbermann's transition. We have structured the lead independent director role in a manner that we believe reinforces the independence of the board and continues to best serve the long-term interests of our stockholders. A summary of the roles and responsibilities of the board chair and lead independent director is provided below.



Benjamin Silbermann
Executive Chair

Primary responsibilities

- presiding over meetings of the board;

- advising and supporting the CEO and senior management on the company's long-term strategy-planning and capability-building;

- approving the agenda for board meetings in consultation with the lead independent director and the CEO;

- consulting with the lead independent director on the annual board evaluation, at the direction of the governance committee;

- being involved in the maintenance of key strategic relationships and stakeholder communications, as appropriate;

- consulting with the governance committee, as needed, in connection with the committee's evaluation and recommendation candidates for election to the board; and

- being available to the CEO and the board to assume additional responsibilities, as may be requested from time to time.



Andrea Wishom
Lead Independent Director

Primary responsibilities

- serving as liaison between the CEO, executive chair and the independent directors

- presiding over meetings of the board at which the executive chair is not present, including executive sessions of our independent directors;

- approving the agenda for board meetings (in consultation with the CEO and executive chair);

- ensuring the board receives adequate and timely information;

- providing feedback to the CEO regarding his performance;

- conducting the annual board evaluation in consultation with the executive chair, at the direction of the governance committee;

- being available for consultations and communications with major stockholders upon request;

- calling special meetings of the board and stockholders; and

- calling executive sessions of the independent directors.

The board believes that its selection of the current leadership structure is not impacted by the board's risk oversight function and the board is effective in overseeing risk, as described in the "Board's role in risk oversight" section below, under a variety of leadership frameworks.

Board committees

Our board has established three standing committees - an audit committee, a compensation committee and a governance committee. The composition and responsibilities of each are described below.

The board has determined that each member of each committee is independent and meets the NYSE and SEC independence standards for serving on such committee, as applicable. The board also has determined that, in accordance with the SEC and NYSE rules, each member of the audit committee is financially literate and Mr. Reynolds is an audit committee financial expert. Members serve on these committees until their resignation or until otherwise determined by the board. The board has adopted written charters for each of the audit committee, compensation committee and governance committee which are available at https://investor.pinterestinc.com/ governance/governance-documents. Each of the committees has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. The board may establish other committees as it deems necessary or appropriate from time to time.

Audit and risk committee

Current members:

Fredric Reynolds (chair)
Leslie Kilgore (member)
Salaam Coleman Smith (member)
Marc Steinberg (member)

Number of meetings held in 2022

9

The audit committee is primarily responsible for:

- overseeing the company's financial and accounting reporting processes, including disclosure controls, internal audit function, internal controls and audits and review of the company's consolidated financial statements;
- appointing or changing the company's auditors and reviewing their independence, qualification and performance;
- overseeing significant financial matters, including tax planning, treasury policies, financial risk exposure, dividends and share issuances and repurchases; and
- overseeing the company's enterprise risk management program and compliance with applicable legal and regulatory requirements as well as overseeing risk programs in areas such as, information security, data protection and privacy.

Talent development and compensation committee

Current members:

Leslie Kilgore (chair)
Gokul Rajaram (member)
Andrea Wishom (member)

Number of meetings held in 2022

5

The compensation committee is primarily responsible for:

- overseeing the compensation of the company's directors and employees;
- establishing, reviewing and administering the compensation of our executive officers;
- administering the company's equity-based plans and certain other compensation plans;
- evaluating the post service arrangement and benefits of our executive officers, including the CEO;
- overseeing the implementation and administration of any clawback or recoupment policy;
- reviewing the operation and structure of the company's compensation program; and
- evaluating the company's programs and practices relating to talent and leadership development and management, including matters relating to the attraction, development and retention of a diverse and talented workforce.

Nominating and corporate governance committee

Current members:

Jeremy Levine (chair)
Jeffrey Jordan (member)
Salaam Coleman Smith (member)

Number of meetings held in 2022

2

The governance committee is responsible for:

- evaluating the size, composition, organization and governance of the board and its committees;
- assisting the board in identifying and evaluating candidates qualified to be appointed as a board member;
- recommending potential candidates to the board for its approval to propose such candidates to the stockholders for election to the board;
- reviewing and recommending to the board the independence determinations of the directors as well as recommending to the board the composition of each committee;
- reviewing Pinterest's environmental, social and governance ("ESG") strategy, goals, initiatives and reporting on ESG matters; and
- reviewing the performance and annual self-evaluation of the board and each of its committees.

Board's role

The board is elected to oversee management and safeguard stockholders' long-term interests. A key function of the board is reviewing, approving (where appropriate) and actively monitoring management's execution of the company's long-term strategic goals. The board actively engages on Pinterest matters throughout the year, including at quarterly board meetings and regular meetings of each committee, where they receive updates from key management personnel. The board and committees also have meetings as needed in between their regular meetings. Directors also regularly engage with, and provide counsel to, management through informal calls and meetings.

Our board oversees management's performance on behalf of our stockholders. The primary responsibilities of the board include:

- ✔ reviewing and overseeing the company's **strategic direction and objectives**
- ✔ overseeing the company's **legal and regulatory compliance**
- ✔ **succession planning** for the CEO and key executives
- ✔ monitoring the company's **accounting and financial reporting** practices and controls

- ✔ overseeing the company's **risk exposure**
- ✔ evaluating the **board's composition, performance and effectiveness**
- ✔ overseeing the **company's talent development and management**

Board's role in strategy

Our board recognizes the importance of ensuring that our overall business strategy is designed to create long-term, sustainable value for our stockholders. Our board has an oversight role in helping management formulate, plan and implement our company's strategy. The board has a robust annual strategic planning process that includes developing and reviewing elements of our business, strategic and financial plans with our executive leadership team. The board gets updates on the company's strategy progress and challenges, as well as related risks, throughout the year.

Board's role in risk oversight

Our board is responsible for overseeing how we manage risk at Pinterest. This is carried out both at the full board level and through each of the standing committees.

Through our enterprise risk assessment ("ERA") process, we maintain a defined approach to assessing and managing risks and circumstances that could impact our ability to achieve strategic objectives. We refresh our ERA process annually, using the previous year's ERA results as a baseline, researching potential emerging risks and interviewing relevant stakeholders to gather perspectives on the company's top enterprise risks. These insights help direct ongoing risk management conversations with management and the board, including expanding management awareness and oversight on newly identified risks.

Board of directors

The full board is responsible for monitoring and assessing strategic risk exposure, including determining the nature and level of risk appropriate for the company, and the committees are responsible for monitoring and assessing risks inherent in their respective oversight functions as follows:



Audit committee

oversees our enterprise risk management program and significant financial risk exposures and certain legal, regulatory and operational risk exposures, including with respect to disclosure controls and procedures, information security, data protection and privacy.

Compensation committee

oversees significant compensation and other talent-related risk exposures, including risks and exposures associated with leadership assessment, management succession planning, executive compensation programs and arrangements and talent and leadership development and management, including matters relating to the attraction, development and retention of a diverse and talented workforce.

Governance committee

oversees significant governance risk exposures, including, with respect to corporate governance, ESG, board effectiveness and board succession planning.



Management

Management meets periodically with the board and each committee to review risk oversight matters and periodically provides reports to them on these matters.

Board engagement

Attendance at board and committee meetings

We encourage all our directors to attend and actively participate in all meetings of the board and any committees on which they serve. In 2022, the board held 15 meetings, and each director attended 75% or more of the aggregate number of meetings of the board and of the committees on which he or she served during the year. Directors are also encouraged to attend the annual stockholders' meetings. All the directors then serving on the board attended the 2022 annual stockholders' meeting.

Director orientation and education

New directors participate in an orientation program, which generally addresses the company's strategic plans, significant risk exposures and compliance programs (including its Code of Business Conduct & Ethics and other applicable policies). The directors and the company are committed to providing all directors with an orientation and adequate and consistent continuing education.

Board evaluation

The lead independent director and the governance committee oversee the performance and annual self-evaluation process for the board and each standing committee. We conduct interviews of each board member for their observations and suggestions on the effectiveness of the board. The governance committee chair and lead independent director, along with any applicable consultants, discuss results with the board and may make recommendations to the chair of the board on any changes as they deem necessary.

ESG impact

Our mission is to give people the inspiration to create a life they love. We have ongoing efforts to address environmental, social, and governance ("ESG") priorities to further our mission and help deliver sustainable long-term value to our stakeholders. We are working to be a positive force for good across our business, with a particular focus on four main areas: people, product, planet and governance.

Below we describe highlights of our on-going ESG efforts. Our ESG Impact Report is available on our investor relations website. We also regularly post company initiatives and information in our newsroom at *https://newsroom.pinterest.com* and *https://investor.pinterestinc.com/investor-overview.*

 ## People

Our employees make Pinterest the success that it is. We are committed to meeting their real-world needs and championing emotional wellbeing so they can bring their best selves to work.

Benefits that meet real-world needs. In 2022, we introduced PinFlex, a flexible work model that gives our employees the freedom to work at an office, from home or at another virtual location within their country of employment, and even up to three months working outside their country of employment for eligible employees.

We strive to give employees choices that are best for their careers and their lives with a comprehensive suite of medical, dental, disability and mental health benefits to all employees. For example, we updated our global parental benefits to offer new parents at least 20 weeks leave. Because every family is unique, additional benefits are available to parents and caregivers with newborns in neonatal intensive care, adoptive parents and people experiencing a miscarriage.

Employee wellbeing. We also expanded access to free mental health and wellbeing resources like Lyra, Ginger, Calm and Cleo. In 2022, we further evolved our employee resource groups, which we call Pinspiration Groups, and which are centered around a common cause that ties back to a business priority, such as sustainability or emotional wellbeing. One of our Pinspiration Groups, Pinside Out, uniquely creates space for colleagues to connect on mental health topics and activities. It activates peer-to-peer support through monthly healthy hours (open forums and guided discussions) and

group meditations. In addition, to promote financial wellbeing, we also offer money management education, financial planning and investment services.

Building a diverse talent pipeline. We are committed to creating a workplace where everyone feels a sense of belonging and sees themselves represented. We believe in a representative workforce and understand that a diverse applicant pool is critical to this goal. Our Diverse Slates Approach is designed so candidates who are women, Black, Latiné or Hispanic, Indigenous, Native Hawaiian and/or Pacific Islander are considered for positions, all the way to final interviews. Targeted recruitment efforts through AfroTech, Lesbians Who Tech & Allies and historically black colleges and universities also open the door to a wider pool of talent.

While it is every employee's responsibility to make Pinterest an inclusive workplace, it is also the responsibility of our management and the board. We seek inclusion and diversity at the highest level in our organization. As described in this proxy statement, our board as well as our leadership team is diverse in terms of gender, race, skills, expertise and experience.

Our compensation committee oversees our inclusion and diversity ("I&D") efforts. Management regularly updates the compensation committee on our progress updates against our I&D goals (including pay equity), any impediments to our efforts and relevant trends and observations.

We also publish our I&D Report that includes goals and progress into how we're making Pinterest and our team more diverse, inclusive and uplifting.

Caring for communities. Pinterest aims to have a positive and inspiring impact on the communities it's a part of and serves. That ranges from emergency and disaster response efforts, through employee volunteer service and donation matching contributions, to the provision of pro bono legal services, to local business and vendor support, alongside other efforts aimed at contributing to strong and vibrant communities.

To help our community, we spent $10 million since 2021, to advance emotional wellbeing by supporting nonprofit organizations that raise awareness, and provide access to mental health resources. Through our philanthropic efforts and partnerships, we now support the work of approximately 40 nonprofit organizations advancing emotional wellbeing in over 30 countries including BEAM (Black Emotional and Mental Health Collective) and Purpose Project.

Product

We are intentional in our efforts to create a positive, welcoming and—above all—inspiring corner of the internet.

A positive corner of the internet. Delivering a positive platform starts with proactive content policies that prioritize user wellbeing. Community guidelines govern what we expect on Pinterest. They outline what we expect of everyone creating content in order to nurture a positive, honest, welcoming and—above all—inspiring corner of the internet. Comprehensive advertising guidelines make it clear what can be promoted on our platform and how. We work hard to keep policies up-to-date and strive to remove content that violates them or negatively impacts users' emotional wellbeing.

These comprehensive community and advertising guidelines are constantly re-evaluated and updated to address the latest issues and developments online. Examples of our longstanding commitment to combating false, negative, and harmful information online include: our ban on ads that contain weight-loss language and imagery and our industry-leading climate misinformation policy, launched in April 2022.

A place of inclusion. Building a positive corner of the internet means trying to make sure everyone feels welcomed and supported when they come to our platform. We continue to evolve our features for greater diversity and inclusion. For example, in August 2021, Pinterest unveiled a hair pattern search for inclusive beauty results which built on previous features to filter search results by skin tone range, helping to increase representation for underrepresented creators. Whether it's combating misinformation or creating a more inclusive online experience, we are deliberate about improving our platform through policy decisions and product developments.

Prioritizing data privacy. We want to give people easy-to-access information on how their data is used by maintaining a clear regularly updated online privacy policy. We maintain an information security team to oversee all data and business security areas, including: enterprise security, product security, security operations, infrastructure security, detection and response and governance, risk and compliance. While we have a dedicated team, we also emphasize the shared

responsibility of our workforce to support ongoing product and company security. This is communicated during employee onboarding, and every year after, with everyone required to complete annual security awareness and compliance training.

🌐 Planet

When it comes to protecting the planet, we believe everyone has a role to play. At Pinterest, we're committed to inspiring action—across our platform, within our operations and throughout our communities—starting with reducing our own emissions.

Partnering for Earth. Addressing climate change requires global, cross-industry collaboration. It's why we maintain memberships with organizations such as Business for Social Responsibility and Project Drawdown's Drawdown Labs initiative: entities that exist to activate shared responsibility for realizing a healthier planet.

Tracking our emissions. We understand our responsibility to do our part, so we have committed to set near-term emissions reduction targets in line with climate science and the Science Based Targets initiative: a program designed to drive corporate climate action.

Our offices represent our largest directly operated physical footprint; we're always looking for ways to make them more energy efficient. In September 2022, we announced our commitment to achieve 100% renewable electricity in our global offices in 2023.

Collaborating for a more sustainable cloud. At Pinterest, most emissions are Scope 3 (i.e. indirect emissions from our upstream and downstream value chain), including emissions from cloud computing that makes our platform possible. We've worked with our cloud computing partner, Amazon Web Services (AWS), since 2018 to better understand our indirect carbon footprint—and their goals for reducing their emissions. Amazon is on a path to power its operations, including AWS data centers, with 100% renewable energy by 2025—five years ahead of its original 2030 commitment.

PinPlanet. On Earth Day 2022, we introduced PinPlanet, our employee resource group of over 400 employees on a mission to create a sustainable future for all by inspiring climate action. Throughout the year, PinPlanet leaders hosted workshops, created community action opportunities for employees and worked with creators to develop content on living a more sustainable life.

Additionally, we know our environmental impacts go beyond emissions, so we monitor water use and waste streams, seeking to do more with less in a bid to protect precious natural resources.

🏛 Governance

It's not just what we do that matters but how we do it. Good corporate governance drives accountability, transparency and decision-making that strengthens stakeholder confidence. Our board oversees and reviews the company's strategic direction and objectives, considering (among other things) risk profile and exposure, and key stakeholder relationships. Three standing board committees have distinct responsibilities, including ESG-specific responsibilities. The governance committee is responsible for reviewing our ESG strategy, goals, initiatives and reporting on ESG matters. Our management regularly updates the committee on ESG matters. In addition, the compensation committee is responsible for overseeing our inclusion and diversity efforts, including receiving regular progress updates against our I&D goals. Our corporate governance practices are further described throughout this proxy statement.

We maintain various publicly available company policies, including a Code of Business Conduct & Ethics that outlines the ethical, lawful conduct we expect from everyone at Pinterest. A Supplier Code of Conduct establishes expectations for suppliers working with Pinterest.

Every new hire must complete Ethics & Code of Conduct training and confirm they have read the code. Periodic communications and refresher trainings on this and related topics support our ongoing efforts to enhance employee understanding of these expectations.

Other governance practices

Corporate governance guidelines

The board has adopted corporate governance guidelines, which you can find on our website *(https:// investor.pinterestinc.com/governance/governance-documents)*, that we believe reflect the board's commitment to governance practices that enhance corporate responsibility and accountability. The board annually reviews these guidelines, along with the charters for the board's standing committees (the audit committee, compensation committee and governance committee), so that our policies and programs continue to reflect good corporate governance practices.

Code of ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, employees and contractors, including our CEO, CFO and other executive officers and all persons performing similar functions. A copy of that code is available on our website (*https://investor.pinterestinc.com/governance/governance-documents*). We intend to disclose on our website any future amendments to, or material waivers from, the code to the extent applicable to our executive officers or directors and required to be disclosed within four business days following the amendment or waiver.

No compensation committee interlocks or insider participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or compensation committee.

Communications with the board and stockholder engagement

We have a process by which stockholders and any other interested parties may directly communicate with the board or any of its directors, including the executive chair and lead independent director. Those who wish to communicate with the board or any of its directors may do so by sending written communications addressed to the Corporate Secretary at the company's address which can be found on page 6 of this proxy statement. These communications are reviewed by the Corporate Secretary or Assistant Secretary to determine whether they are appropriate for presentation to the board or such director. The purpose of this screening is to avoid having the board consider irrelevant or inappropriate communications (such as advertisements, solicitations, and product inquiries).

We value hearing from our stockholders. We believe that effective corporate governance includes regular, transparent, and constructive communication with our stockholders to understand your perspectives and priorities. Throughout the year, members of our investor relations team and our management meet with our stockholders from time to time to address their questions and concerns about our business and the company. In 2022, we had productive dialogues on a number of topics of interest to our stockholders, including diversity and inclusion, company strategy, products and innovation, corporate governance, compensation and other issues.

 We also update our board on investor feedback, when appropriate.

Director compensation

The compensation committee regularly reviews and assesses the form and amount of compensation payable to our independent directors and, with the assistance of an external compensation consultant, recommends any appropriate adjustments to the full board for approval. The compensation committee most recently reviewed the Non-Employee Director Compensation Policy with its independent compensation consultant in February 2023 and confirmed the current policy with no changes. We also reimburse our independent directors for reasonable out of pocket travel expenses in connection with attending board and committee meetings. In addition, we also reimburse board members for education opportunities since we think that's integral to their duties and performance.

Pursuant to a Non-Employee Director Compensation Policy, below is a summary of compensation paid to our independent directors.

Cash compensation [1]		
Annual retainer		$ 50,000
Additional annual retainer for lead director		$ 37,500
Additional annual retainers for committee service	**Chair**	**Member**
Audit Committee	$25,000	$ 12,500
Compensation Committee	$20,000	$ 10,000
Governance Committee	$10,000	$ 5,000
Equity compensation [2]		
Initial grant of RSUs [3]		$400,000
Annual grant of RSUs [4]		$260,000

[1] Paid in quarterly installments on a prospective basis, pro-rated for directors whose service commences during the year.

[2] Amounts represent the approximate grant date fair value of RSUs that will be settled in shares of Class A common stock. All awards granted pursuant to the updated Non-Employee Director Compensation Policy vest, in addition to the schedules below, upon a change in control of the company.

[3] Award vests, subject to the director's continued service, in equal annual installments on the first three anniversaries of the director's commencement of service. Applies only to directors appointed after the IPO which was in April 2019.

[4] Award vests, subject to the director's continued service, in full on the earlier of the first anniversary of the grant date or the day prior to the company's next annual meeting.

Benjamin Silbermann, Evan Sharp and Bill Ready do not receive any additional compensation for their services as a director. In connection with Mr. Sharp's transition from an executive officer of the company to an advisor on October 15, 2021, and in accordance with the previously disclosed terms of his consulting agreement, his then outstanding equity awards continue to vest while he serves as a director and advisor.

Stock ownership guidelines for directors

In November 2022, our board approved stock ownership guidelines pursuant to which non-employee directors are required to own Pinterest stock with a value equal to at least five times the amount of the annual cash retainer described above. Unvested RSUs held by a board member are not counted as shares when determining the number of shares owned. Under the guidelines, directors must comply with this requirement within five years of the later of (i) the date they join the board, or (ii) the adoption of the guidelines in November 2022. If any director does not meet the stock ownership requirement within this time frame, then he or she must retain 50% of the "net profit shares" resulting from the vesting of equity awards until he or she reaches the applicable ownership requirement.

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during 2022.

2022 Director compensation table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1][2]	All Other Compensation ($)	Total ($)
Jeffrey Jordan	55,000	259,981	—	314,981
Leslie Kilgore	82,500	259,981	—	342,481
Jeremy Levine	60,000	259,981	—	319,981
Gokul Rajaram	60,000	259,981	—	319,981
Fredric G. Reynolds	75,000	259,981	—	334,981
Salaam Coleman Smith	67,500	259,981	—	327,481
Marc Steinberg	2,603	399,999	—	402,602
Andrea Wishom	97,500	259,981	—	357,481

[1] Reported amounts represent the aggregate grant date fair value of RSUs granted during 2022, as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. See "Notes to consolidated financial statements" included in our 2022 annual report on Form 10-K for the assumptions used in calculating the grant date fair value. These amounts do not reflect the actual economic value that may be realized from such awards.

[2] As of December 31, 2022, Mr. Jordan had 12,713 RSUs outstanding, Ms. Kilgore has 12,713 RSUs outstanding, Mr. Levine has 12,713 RSUs outstanding, Mr. Rajaram has 19, 311 RSUs outstanding, Mr. Reynolds has 12,713 RSUs outstanding, Ms. Smith had 14,975 RSUs outstanding, Mr. Steinberg had 16,129 RSUs outstanding and Ms. Wishom had 16,538 RSUs outstanding.

Executive officers

The following table sets forth information for our executive officers as of the date of this proxy statement. Our executive officers are appointed by and serve at the discretion of the board, and each holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Christine Deputy	57	Chief People Officer
Malik Ducard	50	Chief Content Officer
Naveen Gavini	35	Senior Vice President, Head of Products
Todd Morgenfeld	51	Chief Financial Officer and Head of Business Operations
Bill Ready*	43	Chief Executive Officer
Benjamin Silbermann*	40	Co-Founder and Executive Chair
Wanji Walcott	53	Chief Legal Officer and Corporate Secretary

* See "Our Board of Directors" for the background for Messrs. Ready and Silbermann.

On February 6, 2023, we announced that Todd Morgenfeld, our Chief Financial Officer and Head of Business Operations will transition from his role with the company to pursue other career opportunities effective July 1, 2023.

Christine Deputy has served as our Chief People Officer since June 2021. Prior to joining Pinterest, Ms. Deputy was Chief Human Resources Officer at Nordstrom, Inc., a luxury department store chain, from 2015 to 2021, and Chief Human Resources & Communications Officer for Aviva plc, a British multinational insurance and asset management company, from 2013 to 2015. She also served as director, human resources, Global Retail and Business Banking for Barclays plc, a multinational bank, from 2012 to 2013, and Chief Human Resources Officer for Dunkin' Brands from 2009 to 2012. Prior to joining Dunkin' Brands, she held a variety of leadership roles at Starbucks. Ms. Deputy currently serves on the board of Kindercare Learning Companies, Inc., an early education and childcare company. Ms. Deputy holds a Bachelor of Arts in Psychology from George Washington University.

Malik Ducard has served as our Chief Content Officer since October 2021. Prior to joining Pinterest, he served as Vice President of Content Partnerships at YouTube, a video sharing company and social media platform owned by Alphabet, Inc., from 2019 to 2021 and as their Global Head of Family, Learning, Social Impact, Film and TV from 2018 to 2019 and served in various other roles from 2011 to 2018. Prior to joining YouTube, he served as vice president of North America digital distribution and subsequently as senior vice president of digital distribution for the Americas at Paramount Pictures, a motion picture studio, from 2007 to 2011. He has also led Lionsgate's Home Entertainment Acquisitions group as well as MGM's Home Entertainment's Acquisitions and Business Development division. Mr. Ducard holds a Master of Business Administration from UCLA's Anderson School of Management and a Bachelor of Arts from Columbia University.

Naveen Gavini has served as our Senior Vice President, Head of Products since April 2020. In his role, he oversees all design and product efforts for both consumer and advertiser products. Prior to this role, he led the design and engineering functions. Prior to joining Pinterest in 2012, he worked at Yahoo! Inc., a web services provider. He currently serves on the board of TextNow, Inc. He holds a Bachelor of Science degree in Computer Science and Engineering from Rutgers University.

Todd Morgenfeld has served as our Chief Financial Officer since November 2016. In May 2020, he assumed the role of Head of Business Operations as well. Prior to joining Pinterest, he served as Vice President of Finance at Twitter, Inc., a social networking company, from 2015 to 2016 and Treasurer and Senior Vice President of Corporate Development and Corporate Financial Analytics at Hewlett-Packard Company, a multinational information technology company, from 2013 to 2015. He served as an investment partner at Silver Lake, a private equity firm, from 2004 to 2013. He currently serves on the board of Urban Outfitters, Inc. Mr. Morgenfeld holds a Master of Business Administration from Stanford Graduate School of Business and a Bachelor of Science from the United States Military Academy, where he graduated first in his class.

Wanji Walcott has served as our Chief Legal Officer and Corporate Secretary since November 2022. Prior to joining Pinterest, she served as Executive Vice President, Chief Legal Officer at Discover Financial Services, a financial services company, from July 2019 to October 2022. Prior to Discover, Ms. Walcott served as Senior Vice President and General Counsel at PayPal Holdings, Inc., an internet-based payment system company, where she led the company's global legal organization from February 2017 to July 2019. Prior to that, she served as Vice President, Product Legal from November 2015 to February 2017. From 2002 to 2015, she held multiple leadership roles at American Express, where she last served as Senior Vice President, Managing Counsel. She also serves on the board of various non profit organizations, including the Economic Club of Chicago, the Botanic Garden of Chicago, the Minority Corporate Counsel Association and The Fredrick Gunn School. Ms. Walcott holds a Bachelor's degree in Philosophy from Howard University and a Juris Doctor from the Howard University School of Law.

Executive compensation

Proposal 2
Advisory non-binding vote on our named executive officers' compensation

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are providing our stockholders with the opportunity to express their view, on an advisory, non-binding basis, on the compensation of our named executive officers (commonly known as a "say-on-pay" vote).

This say-on-pay proposal gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific element of compensation but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices described in this proxy statement. Please read the "Compensation Discussion and Analysis" and the compensation tables and narrative disclosure that follow for information about our executive compensation program, including details of the fiscal 2022 compensation of our named executive officers. Our compensation committee believes that these policies and practices are effective in implementing our compensation philosophy and achieving our compensation program goals.

As an advisory vote, the outcome of the vote on this proposal is not binding. However, our management team, our board and our compensation committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by our stockholders, and will consider the outcome of this vote when making future executive compensation decisions. Unless our board modifies its policy on the frequency of holding say-on-pay votes based on the vote of the stockholders holding a majority of the voting power of the shares represented at the annual meeting or otherwise, the next say-on-pay vote will occur at the 2024 annual meeting of stockholders.

The board recommends a vote **FOR** the approval, on an advisory non-binding basis, of our named executive officers' compensation

Compensation discussion and analysis

This Compensation Discussion and Analysis describes the compensation program for our chief executive officer, our chief financial officer, and our three other highest paid executive officers (commonly referred to as "named executive officers" or "NEOs"). For 2022, our NEOs were:

Bill Ready	**Chief Executive Officer (our "CEO")**
Benjamin Silbermann	**Co-Founder, Executive Chair**
Todd Morgenfeld	**Chief Financial Officer and Head of Business Operations (our "CFO")**
Christine Flores	**Former General Counsel and Corporate Secretary**
Naveen Gavini	**Senior Vice President of Products**
Wanjii Walcott	**Chief Legal Officer and Corporate Secretary (our "CLO")**

Effective as of June 29, 2022, Ben Silbermann transitioned to a role of executive chair and ceased to be our CEO. Bill Ready was appointed as our CEO effective June 29, 2022.

On February 11, 2022, Christine Flores informed the company of her intention to leave the company effective October 1, 2022. Wanji Walcott was appointed as our CLO effective November 14, 2022 and was appointed as a Corporate Secretary effective November 17, 2022.

On February 6, 2023, we announced that Todd Morgenfeld, our Chief Financial Officer and Head of Business Operations will transition from his role with the company to pursue other career opportunities effective July 1, 2023.

Compensation philosophy and program

Objectives

Our executive compensation program is guided by these objectives:

- drive achievement of Pinterest's long-term mission;
- motivate team collaboration (company first, individual function second);
- attract and retain top talent by compensating competitively based on the executive's value and performance; and
- align the interests of our executives with those of our stockholders.

Framework

To achieve these objectives, our executive compensation program has two compensation elements: base salary and long-term equity incentive compensation. In addition, our NEOs are eligible to participate in the standard benefit plans offered to our other employees and are eligible for post-employment compensation in certain situations as described below. We generally do not provide our NEOs with perquisites or other personal benefits and do not have any defined benefit pension, supplemental executive retirement or non-qualified deferred compensation plans. Our NEOs are eligible to participate in our 401(k) matching contributions program on the same basis as our other employees.

Pay mix

The majority of our executive compensation is delivered in the form of equity awards. For details, see the "2022 Summary compensation table" below. We believe that this pay mix, including equity compensation in the form of time-based awards (restricted stock units ("RSU") and restricted stock awards ("RSA") and stock options) generally vesting over four years, effectively supports all of our compensation objectives, including achievement of our long-term mission, motivating and paying for team and company performance, and aligning our executives' interests with those of our stockholders.

Linking pay with performance

As described above, the majority of our NEOs' target total direct compensation is linked to the value of our stock, which reflects the value we create over the long term. Following each annual review cycle, executives are eligible to receive periodic equity grants. While we use time-based RSUs, RSAs and stock options for such grants, when determining the amount of such awards, the compensation committee generally considers the company's performance against various financial, operational and strategic objectives as well as each named executive officer's individual contribution to that performance. In assessing executive performance, the compensation committee considers both the objectives the executive helped the company achieve as well as how they helped achieve those objectives, including whether they demonstrated leadership behaviors consistent with our values.

Governance

We endeavor to maintain sound governance standards through the administration of our executive compensation program. The following table summarizes our compensation governance policies and practices.

What we do

- ✔ fully independent compensation committee
- ✔ independent compensation consultant to the compensation committee
- ✔ annual review of the compensation program, best practices and market trends
- ✔ majority of executive compensation tied to stock value

- ✔ annual review of succession plans for key officers
- ✔ "double trigger" termination required for vesting in equity in connection with change in control
- ✔ annual stockholder advisory non-binding vote on our compensation program (say-on-pay)
- ✔ clawback policy for misconduct resulting in financial restatement
- ✔ minimum stock ownership requirement

What we don't do

- ✖ pension and executive retirement plans
- ✖ significant perquisites to executive officers
- ✖ supplemental executive benefits
- ✖ "single trigger" vesting in equity in connection with change in control

- ✖ employee and director hedging and pledging of our equity securities
- ✖ tax gross-ups on change in control payments
- ✖ dividends or equivalents on unvested equity awards

The compensation committee, in consultation with its external compensation consultant, will continue to assess and update our executive compensation program so that it best supports Pinterest's long-term mission and growth.

Compensation-setting process

Roles and responsibilities

Role of our compensation committee	• The compensation committee performs the responsibilities of the board relating to the compensation of directors and employees, including executive officers. • The compensation committee has overall responsibility for reviewing our compensation philosophy and strategy, overseeing our compensation and benefits policies generally, and overseeing and evaluating the compensation plans, policies, and practices applicable to our CEO as well as our other executive officers. • The compensation committee also oversees management of risks for succession planning and compensation; and evaluates the company's programs and practices relating to talent and leadership development and management, including matters relating to the attraction, development and retention of a diverse and talented workforce. • The compensation committee operates pursuant to a written charter, which is available on our website (see page 6 of this proxy statement).
Role of our chief executive officer	• In discharging its responsibilities, the compensation committee works with members of our management, including our CEO. • Management assists the compensation committee by providing information on corporate and individual performance, market compensation data, and management's perspective on compensation matters. • The compensation committee solicits and reviews our CEO's recommendations with respect to adjustments to base salaries, long-term equity incentive compensation opportunities, program structures, and other compensation-related matters for our named executive officers (other than with respect to his own compensation) and considers his recommendations as one of the factors in determining compensation. • Our CEO recuses himself from all discussions and recommendations regarding his own compensation and is not present when his compensation is discussed.
Role of our compensation consultant	• Pursuant to its charter, the compensation committee has the authority to retain the services of external compensation advisors, as it determines in its sole discretion, including compensation consultants and legal, accounting, and other advisors. • The compensation committee makes all determinations regarding the engagement, fees, and services of these advisors, and any such advisor reports directly to the compensation committee or the chair of the committee. • We continued to engage Compensia, Inc. ("Compensia") as the executive compensation consultant for the compensation committee after evaluating that firm's independence pursuant to applicable SEC and NYSE rules and determining that Compensia's work did not give rise to any conflict of interest. • Compensia did not provide any services to us other than advice and support with respect to director, executive and other employee compensation, including: the levels of overall compensation and each element of compensation for our executives; peer group selection and data collection; market trends for executive and director compensation; equity compensation; a risk assessment of our compensation programs; and input on this Compensation Discussion and Analysis.

The compensation committee reviews our executive compensation program annually to assess whether it continues to be aligned with our compensation philosophy and program objectives as described above. The compensation committee updates the program as needed and also evaluates and establishes target total direct compensation opportunities for each of our NEOs.

The compensation committee's decision making for our NEOs' compensation is guided by the factors listed below. The compensation committee does not weigh these factors in any predetermined manner, and no single factor is determinative in selecting compensation elements and setting compensation levels. Members of the compensation committee apply their business judgment and consider all of this information in light of their experience and knowledge of the company, the competitive market and each NEO. The factors that the compensation committee considers include:

- our executive compensation program objectives;
- our performance against the financial, operational and strategic objectives established by the compensation committee and the board;
- each of our named executive officer's roles and responsibilities, qualifications, knowledge, skills, experience, and marketability including on a relative basis to other similarly situated executives at the companies in our compensation peer group;
- the performance of each of our NEOs, based on a qualitative assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function, ability to collaborate across the company and demonstration of leadership behaviors consistent with our values, and potential to contribute to our long-term financial, operational and strategic objectives;
- an analysis of competitive market data (as described below);
- the unrealized value and other terms of the outstanding unvested equity awards held by each of our named executive officers;
- feedback from investors on our executive compensation program, including through the say-on-pay vote; and
- the recommendations of our CEO with respect to the compensation of our other NEOs.

Say-on-pay vote

In setting the form and amount of compensation for our NEOs, the compensation committee also considers the voting results from our most recent say-on-pay vote as well as specific input provided by stockholders throughout the year. At our 2022 annual stockholders' meeting, stockholders expressed a high level of support for our executive compensation program, with 98.3% of the votes cast in favor. The compensation committee did not make any significant changes to our executive compensation program in 2022 as a result of the say-on-pay vote.

Competitive positioning

For purposes of comparing our executive compensation against the competitive market and to guide compensation levels and practices, the compensation committee developed a peer group for 2022 in consultation with our external compensation consultant. In developing the peer group, the compensation committee's goal was to include companies that would be relevant and useful for compensation decision-making, recognizing the individual qualifications and marketability of our NEOs.

This resulted in a peer group comprised of:

- 30 publicly traded companies, mainly headquartered in the San Francisco Bay Area;
- in internet and software-related industries;
- with revenue from 0.25x to 6.0x Pinterest's last four quarters' revenue of $2.2 billion; and
- with market cap from 0.25x to 4.0x Pinterest's 30-trading day average market capitalization of $47.6 billion.

For 2022, the compensation peer group consisted of the following companies:

Activision Blizzard, Inc.	Electronic Arts Inc.	TripAdvisor, Inc.
Adobe Inc.	Expedia Group, Inc.	Twilio Inc.
AirBnB*	Intuit Inc.	Twitter, Inc.
Arista Networks, Inc.	Lyft, Inc.	Uber Technologies, Inc.
Autodesk, Inc.	Okta, Inc.	VMware, Inc.
Block, Inc.	Palo Alto Networks Inc.	Workday, Inc.
Crowdstrike Holdings, Inc.	ServiceNow Inc.	Yelp Inc.
DocuSign, Inc.	Snap Inc.	Zillow Group, Inc.
Doordash*	Splunk Inc.	Zoom Video
Dropbox, Inc.	Spotify Technology SA	Communications, Inc.
eBay Inc.		

* Based on the factors described above, companies marked with an asterisk were added to the peer group for 2022. Slack Technologies, Inc. was removed from the 2021 peer group.

The above compensation peer group for 2022 was approved by the compensation committee in October 2021, with input from our external compensation consultant.

As described above, compensation decisions are not based solely on competitive market data. Rather, the market data serves as one point of reference to aid in understanding the competitive market for executive positions in our industry. When making compensation decisions, the compensation committee does not specifically target compensation for our NEOs at a certain percentile of compensation data for other individuals with similar roles at the peer companies. Instead, the committee considers all of the data, including individual compensation data where available, as well as the many qualitative factors unique to each of our NEOs, including their responsibilities, qualifications, knowledge, performance, and marketability which are not adequately reflected in percentile-based data. In addition to publicly available compensation data, the committee may also review compensation survey data for the peer group and broader groups for supplemental, secondary reference.

The compensation committee reviews our compensation peer group at least annually and adjusts its composition as warranted, taking into account changes in our business and that of the companies in our peer group, as well as changes in our executives.

Base salaries

Consistent with our compensation philosophy and focus on long-term value creation, base salaries are not a major portion of the target total direct compensation for our NEOs. During 2022, the compensation committee determined to set a standard base salary amount for all NEOs with the exception of Ben Silbermann, whose salary of $197,100 remained unchanged for 2022. This amount is reviewed on an annual basis.

For 2022, the base salary for our NEOs was adjusted to an annual base salary of $400,000 by the compensation committee after its consideration of both the company's and corresponding market data. The table below sets forth the base salaries for each of our NEOs as of December 31, 2022:

Named Executive Officer	Base Salary
Bill Ready	$400,000
Ben Silbermann	$197,100
Todd Morgenfeld	$400,000
Christine Flores	$400,000
Naveen Gavini	$400,000
Wanjii Walcott	$400,000

Long-term equity incentive compensation

Consistent with our compensation philosophy and focus on our long-term mission and value creation, the majority of our NEOs' target total direct compensation has historically been delivered in the form of RSUs, RSAs and stock options generally vesting over four years. In establishing the amount and terms of these awards, the compensation committee generally considers the factors described above under the Compensation-setting process. NEOs may receive larger awards upon hire or in connection with a promotion or significant change in responsibilities, and do not necessarily receive awards every year.

With respect to our NEOs who were serving as of the commencement of 2022, the compensation committee did not grant new equity awards to such NEOs in 2022 in consideration of the company's and each NEO's performance during 2021 and the unrealized value and terms of outstanding and unvested equity awards.

In connection with his appointment as our CEO and pursuant to his employment agreement, Mr. Ready received a stock option grant to purchase 8,553,172 shares of our class A common stock. The stock option began vesting on July 20, 2022 and 1/16 of the total number of shares underlying the stock option vest on each 3-month anniversary of such date, subject to Mr. Ready's continued service as our CEO. He also received a grant of 934,579 RSAs (representing a value of approximately $20 million as of the date of the grant). Mr. Ready was required to purchase shares of Class A common stock from the open market in an aggregate amount of $5 million ("Investment Shares") in order to receive his RSA grant. The RSAs granted to Mr. Ready began vesting on October 20, 2022 and 1/16 of the total number of shares vest on each 3-month anniversary of such date, subject to Mr. Ready's continued service as our CEO and his continuing to hold the Investment Shares.

In connection with her appointment as our CLO and pursuant to her employment agreement, Ms. Walcott received a grant of 335,853 RSUs (representing a value of approximately $8 million as of the date of the grant). Ms. Walcott's RSUs vest in equal installments on a quarterly basis over two years, subject to her continued employment on each applicable vesting date.

Benefits

Generally available benefits

Our named executive officers are eligible to participate in the same employee benefits that are generally available to all our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include medical and dental and vision insurance, life insurance, short- and long-term disability insurance and commuter benefits.

Section 401(k) savings plan

In addition, we maintain a Section 401(k) savings plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis by deferring eligible compensation up to certain limits as set forth in the Internal Revenue Code. We make matching contributions to the Section 401(k) plan for all eligible employees. In addition, we have the ability to make discretionary cash contributions to the Section 401(k) plan, though we did not do so in 2022. Participants are immediately fully vested in both their own contributions and any company contributions. In structuring these benefit programs, we seek to provide an aggregate level of benefits that is comparable to those provided by similarly situated companies.

Non-qualified deferred compensation

We do not provide any non-qualified deferred compensation benefits and do not have any defined benefit pension or supplemental executive retirement plans.

Perquisites and other personal benefits

We do not view perquisites or other personal benefits as important to achieving our compensation objectives. Accordingly, we maintain a general benefits program for all employees and do not provide perquisites or other personal benefits to our executive officers except where we believe it is appropriate to achieve our compensation objectives and to assist our executive officers in the performance of their duties. During 2022, our named executive officers did not receive any perquisites or other personal benefits, except for benefits that are generally available to all our employees.

Post-employment compensation arrangements

What we do

We have entered into executive severance and change in control agreements with each of our named executive officers. These agreements provide severance payments and, except for Ben Silbermann, partial vesting in equity if the named executive officer's employment is terminated without cause (plus, in the case of Mr. Ready's agreement, if he resigns for good reason) as well as "double-trigger" change in control payments and full vesting of equity in the event that the named executive officer's employment is terminated without cause or the executive resigns for good reason within a specified period before and after a change in control of the company. We do not provide any of our named executive officers with a "gross-up" or other reimbursement payment for any tax liability as a result of the application of Sections 280G or 4999 of the Internal Revenue Code.

Why we do it

We believe that having reasonable and competitive post-employment compensation arrangements is essential to attracting and retaining highly qualified executives as well as facilitating their transition from the company when appropriate. These severance arrangements are designed to provide reasonable compensation to executives who leave the company under certain circumstances to facilitate their transition to new employment. In addition, they are designed to align the interests of our named executive officers and our stockholders in the event of a potential change in control of the company by helping our executives maintain focus on pursuing corporate transactions that are in the best interests of our stockholders regardless of whether those transactions may result in their own job loss. We seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing executive to sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation.

The compensation committee does not consider the specific amounts payable under these post-employment compensation arrangements when establishing the annual compensation of our named executive officers. We believe, however, that these arrangements are an important component of competitive executive compensation packages. For a description of the terms of these agreements, as well as an estimate of the potential payments payable under these agreements, see "Potential payments upon termination or change in control" below.

Other compensation policies and practices

Employment arrangements

Although our named executive officers are employed "at-will" and their employment can be terminated at any time for any reason with or without cause, we have entered into employment agreements or offer letters with each of our named executive officers to establish an initial base salary, eligibility to participate in our employee benefit programs plus, in the case of Mr. Ready, terms regarding an initial grant of equity and, in the case of Ms. Walcott, a sign-on bonus earnable pro rata over her first year of employment.

Stock ownership requirements

In November 2022, we adopted a mandatory stock ownership program that applies to employees at an executive level (global job level A and above, including the NEOs). To ensure continued alignment of interests among our management, directors and stockholders, the ownership requirements are as follows:

Covered Individual Position	Required Stock Ownership Level
Chief Executive Officer	6X annual base salary
Job Level A Officers	3X annual base salary

Individuals must comply within five years of the later of (i) the individual first becoming subject to the policy (either upon commencement of employment with the company or due to a promotion) or (ii) the adoption of the policy. Individuals who are not in compliance after such compliance period must retain 50% of the "net profit shares" resulting from stock option exercises and/or vesting of other equity awards until they reach the applicable ownership requirement. Unvested or unearned equity awards and unexercised stock options are not counted as shares when determining the number of shares owned.

Clawback Policy

We believe that it is important to foster and maintain a culture that emphasizes integrity and accountability. For this reason, we maintain a clawback policy that applies to employees at global job level A and above (executives). Our policy provides that if a covered individual engages in willful misconduct that contributes to a financial restatement or material error in the calculation of any performance-based measure used to determine any covered compensation (i.e., equity or equity-based compensation and performance-based cash compensation), the compensation committee will require that such individual reimburse a portion of the covered compensation they received during the three fiscal years immediately preceding the date on which the company prepares a financial restatement or corrects the material error. Further, if an executive engages in conduct that constitutes cause as defined in the clawback policy that results in material financial or reputational harm to the company, the compensation committee will require that such executive reimburse a portion of the covered compensation they received during the three fiscal years immediately preceding the date on which the compensation committee becomes aware of the conduct constituting cause.

We intend to update or supplement our clawback policy as necessary to comply with any listing standards adopted by the NYSE implementing the SEC's recently finalized Exchange Act Rule 10-D-1.

Anti-hedging and pledging policies

Under our insider trading policy, our employees, including our executive officers, and non-employee directors are prohibited from the following transactions: entering into hedging or monetizing transactions or similar arrangements with respect to our securities, including collars, equity swaps, exchange funds and forward contracts; holding our securities

in a margin account or pledging our securities as collateral for a loan, unless approved in advance; short selling our securities; and engaging in any transaction in publicly traded options in our securities, including puts or calls or other derivative securities.

Compensation risk considerations

The compensation committee has reviewed our compensation policies and practices, in consultation with its external compensation consultant, to assess whether they encourage our employees to take inappropriate risks. After reviewing and assessing our compensation philosophy, policies, and practices, including the mix of fixed vs. variable and short- vs. long-term compensation, overall pay and incentive structures, the risk mitigating features built into our programs, and the independent board oversight of our programs, the compensation committee has determined that any risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the company as a whole.

Tax deductibility considerations

Section 162(m) of the Internal Revenue Code generally disallows public companies to take a tax deduction for U.S. federal income tax purposes for compensation in excess of $1 million paid in a year to a covered employee. Once an individual has been determined to be a covered employee, the deduction limitation applies indefinitely.

While Pinterest has not been subject to Section 162(m) under transition rules for newly public companies, in approving the amount and form of compensation for our named executive officers, the compensation committee considers all elements of the cost of providing such compensation, including the potential impact of Section 162(m) in the future. However, the compensation committee believes that our stockholders' interests are best served by retaining flexibility to award compensation that may result in non-deductible compensation expense. Therefore, the compensation committee has the discretion to pay compensation that is not deductible by virtue of the deduction limit of Section 162(m).

Accounting considerations

In approving the amount and form of compensation for our named executive officers, the compensation committee considers the impact of FASB ASC Topic 718, which requires us to measure and recognize the compensation expense for all share-based payment awards made to our employees and directors, including RSUs and RSAs that may be settled for shares of our Class A and Class B common stock, based on the grant date fair value of these awards.

Compensation committee report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on their review and discussion, the compensation committee has recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into the company's 2022 annual report on Form 10-K.

Members of the Compensation Committee
Leslie Kilgore (Chair)
Gokul Rajaram
Andrea Wishom

Compensation tables

Summary compensation

The following table shows the compensation awarded or paid to, or earned by, our named executive officers for 2022, 2021 and 2020, as applicable, in accordance with the SEC's rules for public companies.

2022 Summary compensation table

Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Bill Ready Chief Executive Officer	2022	203,030	—	21,532,700	100,815,383	100,622 [7]	122,651,735
Benjamin Silbermann Co-Founder, President & Former CEO	2022	197,100	—	—	—	4,928	202,028
	2021	197,100	—	—	—	2,000	199,100
	2020	197,100	—	—	—	2,000	199,100
Christine Flores Former General Counsel and Corporate Secretary	2022	290,833	—	—	—	6,000	296,833
	2021	345,000	—	774,752 [5]	—	2,000	1,121,752
	2020	345,000	—	4,440,772	—	2,000	4,787,772
Todd Morgenfeld Chief Financial Officer and Head of Business Operations	2022	393,417	—	—	—	6,000	399,417
	2021	360,500	—	1,650,351 [5]	—	2,000	2,012,851
	2020	360,500	—	10,611,517	—	2,000	10,974,017
Naveen Gavini Senior Vice President of Products	2022	391,667	—	—	—	6,000	397,667
	2021	330,114	—	1,033,313 [5]	—	2,000	1,365,427
Wanji Walcott Chief Legal Officer	2022	53,030	500,000 [6]	—	—	—	553,030

[1] In accordance with SEC rules, we have omitted 2021 and 2020 compensation for Messrs. Ready and Ms. Walcott and 2020 compensation for Mr. Gavini since they were not serving as executive officers during such years.

[2] Unless otherwise noted, reported amounts represent the aggregate grant date fair value of RSAs and RSUs granted during the years shown, as computed in accordance with FASB ASC Topic 718. See "Note 9 to the Consolidated Financial Statements" included in our 2022 annual report on Form 10-K for the assumptions used in calculating the grant date fair value. These amounts do not reflect the actual economic value that may be realized from such awards. Other than Mr. Ready who received an award of RSAs in connection with his appointment as our CEO effective June 29, 2022, none of our named executive officers received RSAs or RSUs in 2022.

[3] Reported amounts represent the aggregate grant date fair value of options granted during the years shown, as computed in accordance with FASB ASC Topic 718. See "Note 9 to the Consolidated Financial Statements" included in our 2022 annual report on Form 10-K for the assumptions used in calculating the grant date fair value. These amounts do not reflect the actual economic value that may be realized from such awards. Other than Mr. Ready who received an award of options in connection with his appointment as our CEO effective June 29, 2022, none of our named executive officers received options in 2022.

[4] Reflects matching 401(k) contributions unless otherwise noted.

[5] The compensation committee approved an amended and restated executive severance and change in control agreement (the "Amended and Restated Severance Agreement") on December 15, 2021 for executive officers except Ben Silbermann. The Amended and Restated Severance Agreement resulted in modifications of outstanding RSU and RSA awards for Todd Morgenfeld, Christine Flores and Naveen Gavini. The amounts represent the aggregate incremental fair value of their modified awards as computed in accordance with FASB ASC Topic 718 and do not reflect new equity grants. See "Potential Payments upon Termination of Change in Control" below for additional details.

[6] Represents a one-time bonus as an advance that is to be earned pro-rata over the course of Ms. Walcott's first year of employment. If Ms. Walcott quits or her employment is terminated for cause within twelve months of her start date, Ms. Walcott is required to pay back a portion of the bonus prorated to the number of full months that she was employed.

[7] Represents reimbursement of legal fees incurred in connection with Mr. Ready's employment agreement.

Grants of plan-based awards

The company did not grant stock or other plan-based awards to our named executive officers in 2022, other than to Mr. Ready.

2022 Grants of plan-based awards table

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or base price of option awards ($/Sh)	Grant Date Fair Value of Stock Awards ($)
William Ready	8/31/2022	934,579			21,532,700
	6/29/2022		8,553,172	19.96	100,815,383

(1) The RSAs granted to Mr. Ready began vesting on October 20, 2022 and 1/16 of the total number of shares vest on each 3-month anniversary thereafter, subject to Mr. Ready's continued service as our CEO and his continuing to hold the Investment Shares.

(2) The stock option began vesting on July 20, 2022 and 1/16 of the total number of shares underlying the stock option vest on each 3-month anniversary of the Option Vesting Commencement Date, subject to Mr. Ready's continued service as our CEO.

Outstanding equity awards

The following table shows certain information with respect to the outstanding equity awards held by our named executive officers as of December 31, 2022. The vesting schedule applicable to each outstanding equity award is described in the footnotes to the table. For information with respect to the vesting acceleration provisions applicable to the equity awards held by our named executive officers, see "Potential Payments upon Termination or Change in Control" below. Ms. Flores forfeited all of her outstanding equity awards in connection with her departure on October 1, 2022.

Outstanding equity awards at fiscal 2022 year-end table

Name	Grant Date	Option Awards[1] Number of Securities Underlying Unexercised Options Exercisable	Unexercisable	Exercise Price Per Share ($)	Expiration Date	Stock Awards[1] Shares or Units of Stock That Have Not Vested Number[2]	Market Value[3] ($)
Bill Ready	6/29/22	534,573	8,018,599	19.96	6/29/32	—	—
	8/31/22	—	—	—		876,168	21,273,360
Benjamin Silbermann	4/25/13	323,704	—	1.88	4/25/23	—	—
	3/21/19	—	—	—		700,001	16,996,025
Todd Morgenfeld	4/7/20 [4]	—	—	—		641,025	15,564,088
Naveen Gavini	3/28/19 [5]	—	—	—		3,125	75,875
	4/7/20 [6]	—	—	—		285,009	6,920,019

(1) All of the outstanding equity awards reported in this table were granted under either the 2009 Stock Plan (in the case of awards granted pre-IPO) or the 2019 Omnibus Incentive Plan (in the case of awards granted since our IPO). RSUs granted under the 2009 Stock Plan will be settled in shares of our Class B common stock. RSUs granted under the 2019 Omnibus

Incentive Plan will be settled in shares of our Class A common stock and RSAs granted under the 2019 Omnibus Incentive Plan represent restricted shares of our Class A common stock.

(2) Awards granted prior to our IPO in April 2019 had vesting conditions that required satisfaction of both (i) a service-based vesting condition; and (ii) a liquidity-based vesting condition. The liquidity-based vesting condition was satisfied in connection with our IPO. The schedule associated with the service-based vesting condition varies for each grant of RSUs and RSAs as described below and is subject to the recipient's continued service with the company through each such date.

(3) Based on the closing price of our Class A common stock of $24.28 per share as of December 31, 2022.

(4) The award provides that the service-based vesting condition will be satisfied for 6.25% of the total number of RSUs at the end of each three-month period during the four-year period commencing on December 20, 2018 and ending on December 20, 2022.

(5) The award provides that the service-based vesting condition will be satisfied for 6.25% of the total number of RSUs at the end of each three-month period during the four-year period commencing on March 20, 2019 and ending on March 20, 2023.

(6) The award provides that the service-based vesting condition will be satisfied for (i) 4.37% of the total number of RSAs on June 20, 2020; (ii) 4.7% of the total number of RSAs at the end of each three-month period during the nine-month period commencing on June 20, 2020 and ending on March 20, 2021; (iii) 5.5% of the total number of RSAs at the end of each three-month period during the 12-month period commencing on March 20, 2021 and ending on March 20, 2022; (iv) 6.47% of the total number of RSAs at the end of each three-month period during the six-month period commencing on March 20, 2022 and ending on September 20, 2022; (v) 6.63% of the total number of RSAs on December 20, 2022; (vi) 7.6% of the total number of RSAs on March 20, 2023; and (vii) 8.09% of the total number of RSAs at the end of each three-month period during the 12-month period commencing on March 20, 2023 and ending on March 20, 2024.

Option exercises and stock vested

The following table shows information regarding the number and value of shares of common stock acquired during 2022 by our named executive officers from the vesting of RSUs and RSAs and exercise of stock options.

2022 Option exercises and stock vested table

Name	Option Award Exercises		Stock Award Vestings	
	Shares Acquired (#)	Value Realized ($)[1]	Shares Acquired (#)	Value Realized ($)[2]
Bill Ready	—	—	58,411	1,341,701
Benjamin Silbermann	3,647,408	82,620,519	466,666	11,343,478
Todd Morgenfeld	—	—	466,664	10,931,604
Christine Flores	—	—	174,999	4,040,144
Naveen Gavini	—	—	225,817	5,287,843
Wanji Walcott	—	—	—	—

[1] The value realized on exercise is the difference between the closing price of our Class A common stock on the date of exercise minus the exercise price.

[2] The value realized on vesting is based on the closing price of our Class A common stock on the vesting date, or if such date was not a trading day, on the immediately preceding trading day.

Potential payments upon termination or change in control

The company and Bill Ready entered into an executive severance and change in control agreement on June 23, 2022, in connection with his appointment as Chief Executive Officer. On December 15, 2021, an amended and restated executive severance and change in control agreement was approved for certain of our executive officers, including Todd Morgenfeld, Christine Flores and Naveen Gavini. These agreements were updated to improve Pinterest's ability to attract and retain executive talent and facilitate executive talent transitions. Ms. Walcott entered into an executive severance and change in control agreement (on the same terms as the agreements with Messrs. Morgenfeld and Gavini and Ms. Flores) at the time of her hire. Ben Silberman remains eligible for the severance benefits under his original agreement.

The payments and benefits under these agreements are described in more detail and quantified below. All of the payments and benefits provided under these agreements are subject to the named executive officer's execution of a general release of claims against the company and continued adherence to the terms of a confidential information and invention assignment agreement with the company.

In addition to the above, the 2019 Omnibus Incentive Plan provides that in the event of termination upon death or disability, any employee who holds stock options or his or her beneficiary (in the event of death) may exercise any outstanding vested stock options at any time as follows: (i) in the event of disability, during six months following termination; and (ii) in the event of death, during 12 months following death or if earlier, termination.

Certain termination not involving a change in control

In the event of a termination without "cause" (as such term is defined in Mr. Silbermann's agreement) that is not in connection with a change of control, Mr. Silbermann would receive a lump sum cash payment of 6 months of base salary and 6 months of health benefits continuation, and the other NEOs would receive a lump sum cash payment equal to a maximum of 24 months of salary and 24 months of health benefits continuation (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months). Mr. Ready would also be eligible to receive such severance payments and benefits upon his resignation for "good reason" (as such term is defined in Mr. Ready's agreement) not in connection with a change of control.

Additionally, upon such a termination without "cause" (as such term is defined in the applicable NEO's agreement), each NEO, other than Mr. Silbermann, will vest in the portion of each outstanding equity award that would otherwise have vested during the 24-month period following such termination (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months).

Involuntary termination involving a change in control

In the event of a termination without cause or a resignation with "good reason" (as such term is defined in Mr. Silbermann's agreement), in each case, on or within one year following a "change in control" of the company (as such term is defined in Mr. Silbermann's agreement), Mr. Silbermann would receive a lump sum cash payment of 12 months of base salary and 12 months of health benefits continuation, and the other NEOs would receive a lump sum cash payment equal to a maximum of 24 months of salary and 24 months of health benefits continuation (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months).

To the extent that any such termination of service occurs within 90 days prior to, or 12 months following a "change in control" of the company (as such term is defined in the applicable NEO's agreement), each NEO, including Mr. Silbermann, will fully vest in all outstanding equity awards and also receive 24 months of health benefits continuation (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months). Separately, upon a change in control of the company, in the event that a named executive officer's equity awards are not assumed, substituted or otherwise continued or replaced with similar equity awards, such awards will vest in full regardless of whether the officer terminates employment.

These payments and acceleration of vesting are subject to a "best net after-tax" provision to reduce the amounts paid in the event that they would trigger excise tax penalties and loss of deductibility under Sections 280G and 4999 of the Internal Revenue Code.

Estimated payments as of December 31, 2022

The following table presents the estimated payments that each of our named executive officers would have been entitled to receive under these agreements assuming that a termination of employment and, where applicable, a change in control of the company had occurred as of December 31, 2022 and based on the closing price per share of our Class A common stock on the last trading day of the year ($24.28 on December 31, 2022). Amounts actually received if any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, the company's stock price, and any changes to our benefit arrangements and policies. Amounts shown do not include: (i) benefits earned during the term of the named executive officer's employment that are available to all benefit-eligible salaried employees; and (ii) the value of vested equity awards that the named executive officer is entitled to regardless of whether employment is terminated.

2022 Potential termination payments table

Name	Benefit	Termination Without Cause ($)	Termination Without Cause or for Good Reason in connection with Change in Control ($)
Bill Ready	Lump sum severance payment[1]	651,844	651,844
	Value of accelerated equity awards[2]	22,365,476	55,913,716
	Total	23,017,320	56,565,560
Benjamin Silbermann	Lump sum severance payment[1]	115,831	231,663
	Value of accelerated RSUs and RSAs[2]	—	16,996,025
	Total	115,831	17,227,688
Todd Morgenfeld	Lump sum severance payment[1]	431,477	431,477
	Value of accelerated RSUs and RSAs[2]	12,451,270	15,564,088
	Total	12,882,747	15,995,565
Naveen Gavini	Lump sum severance payment[1]	400,487	400,487
	Value of accelerated RSUs and RSAs[2]	5,595,132	6,995,894
	Total	5,995,619	7,396,381
Wanji Walcott	Lump sum severance payment[1]	832,912	832,912
	Value of accelerated RSUs and RSAs[2]	—	—
	Total	832,912	832,912

[1] Reported amounts are based on the 2022 base salary of each named executive officer and include the estimated cost of health insurance continuation coverage (paid in lump sum if the NEO elects such coverage) as of the end of the last fiscal year and the severance period specified in the Executive Severance & Change in Control Agreement.

[2] Reported amounts are based on (i) in the event of a termination without cause, the number of unvested RSUs, RSAs and stock options, as applicable, scheduled to vest within the following 12 months and (ii) in the event of a double trigger termination, the total number of unvested RSUs and RSAs, as applicable, as of the end of the last fiscal year, in each case, multiplied by the closing price per share of our Class A common stock on the last trading day of the year and the total number of unvested stock options as of the end of the last fiscal year multiplied by the closing price per share of our Class A common stock on the last trading day of the year minus the exercise price of the award. The value set forth in the event of a double trigger termination is the same value that would apply in the event of a change in control of the company where the awards are not assumed or substituted (as described above).

Ms. Flores resigned from the company effective October 1, 2022 and did not receive any payments or benefits in connection therewith. Accordingly, pursuant to Instruction 4 of Item 402(j) of Regulation S-K under the US Securities Act of 1933, as amended (the "Securities Act"), Ms. Flores is not included in the table above.

CEO pay ratio

Pursuant to Item 402(u) of Regulation S-K under the Securities Act and Section 953(b) of the Dodd-Frank Act, presented below is the ratio of the annualized total compensation of Mr. Ready to the annual total compensation of our median employee (excluding the CEO).

The following table presents the ratio of the annualized total compensation of our CEO to that of our median employee for the year ended December 31, 2022.

Chief Executive Officer annualized total compensation	239,400,446
Median Employee total compensation	239,750
Ratio of Chief Executive Officer to Median Employee total compensation	**998.5 to 1.0**

This ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

To identify the median employee, we analyzed the compensation of all of our employees, excluding our CEO, whether employed on a full-time, part-time, temporary or seasonal basis as of December 31, 2022. We did not include any contractors or other non-employee workers in our employee population.

To identify the median employee, we used a consistently applied compensation measure consisting of the sum of base salary rate, actual bonus and the grant date fair value of equity awards granted during the 12-month period from January 1, 2022 through December 31, 2022 for all applicable employees as described above. In the case of non-U.S. employees, payments not made in U.S. dollars were converted to U.S. dollars using the average applicable currency exchange rates for the month of December 2022.

Using the methodology described above, the median employee we identified is a full-time employee based in the United States. We calculated the total compensation for the median employee using the same methodology used to report the total compensation of our named executive officers in the "2022 Summary compensation table".

Mr. Ready served as CEO for only a portion of fiscal 2022. Therefore, in accordance with Item 402(u) of Regulation S-K under the Securities Act we are using Mr. Ready's annualized total compensation for purposes of this calculation.

Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our pay ratio may not be comparable to the pay ratio reported by other companies.

Pay versus performance

As discussed in the Compensation Discussion and Analysis above, the compensation committee generally takes into consideration the company's financial and operating performance while determining the individual executive's performance to align our executives' pay. However, the company did not formally use any specific financial performance measures in setting NEOs' executive compensation during the periods presented below.

As required by Item 402(v) of Regulation S-K under the Securities Act we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the company.

In this section, First PEO refers to Benjamin Silberman, our former CEO and Second PEO refers to Bill Ready, our CEO.

Compensation actually paid

Year	Summary Compensation Table Total for First PEO	Summary Compensation Table Total for Second PEO	Compensation Actually Paid to First PEO	Compensation Actually Paid to Second PEO	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs	Value of Initial Fixed $100 Investment Based On:		Net Income (Loss) (in thousands)
							Total Stockholder Return	Peer Group Total Stockholder Return	
2022	202,028	122,651,735	(13,866,816)	153,878,150	411,737	(11,364,015)	99.51	101.37	(96,047)
2021	199,100	—	(32,587,745)	—	11,394,930	(25,236,449)	148.98	178.15	316,438
2020	199,100	—	81,738,645	—	4,047,470	49,261,185	270.08	178.79	(128,323)

Notes:

1. The dollar amounts reported are the amounts of total compensation reported in our Summary Compensation Table (SCT) above for the covered fiscal year. For the years reported in the table, Benjamin Silberman was our PEO from January 2020 to July 2022, and Bill Ready was our PEO from July 2022 to December 2022.

2. The dollar amounts reported represent the amount of "compensation actually paid" ("CAP"), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amounts of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation reported in our Summary Compensation Table to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for First PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Compensation Actually Paid to First PEO
2022	202,028	—	(14,068,844)	(13,866,816)
2021	199,100	—	(32,786,845)	(32,587,745)
2020	199,100	—	81,539,545	81,738,645

Year	Reported Summary Compensation Table Total for Second PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Compensation Actually Paid to Second PEO
2022	122,651,735	122,348,083	153,574,498	153,878,150

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards[a]	Average Equity Award Adjustments[b]	Average Compensation Actually Paid to Non-PEO NEOs
2022	411,737	—	(11,775,752)	(11,364,015)
2021	11,394,930	11,068,714	(25,562,665)	(25,236,449)
2020	4,047,470	3,763,072	48,976,787	49,261,185

[a] The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the covered fiscal year.

[b] The equity award adjustments for each covered fiscal year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the covered fiscal year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

First PEO

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2022	—	(8,449,012)	—	(5,619,832)	—	—	(14,068,844)
2021	—	(34,475,010)	—	1,688,165	—	—	(32,786,845)
2020	—	77,191,365	—	4,348,180	—	—	81,539,545

Second PEO

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2022	144,492,263	—	9,082,235	—	—	—	153,574,498

Average Non-PEO NEOs

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2022	—	(3,738,316)	—	(3,757,769)	(4,279,667)	—	(11,775,752)
2021	—	(24,500,725)	—	(1,061,940)	—	—	(25,562,665)
2020	15,418,903	36,700,249	691,287	3,467,016	(7,300,668)	—	48,976,787

3. The non-principal executive officer (PEO) named executive officers (NEOs) represent the following individuals for each of the fiscal years shown:

Year	Non- PEO NEOs
2022	Todd Morgenfeld, Christine Flores, Naveen Gavini, Wanji Walcott
2021	Evan Sharp, Todd Morgenfeld, Christine Flores, Naveen Gavini
2020	Evan Sharp, Todd Morgenfeld, Christine Flores, Françoise Brougher

Performance discussion

1. TSR: Company versus Peer Group

Description of Relationship Between Company TSR and Peer Group Total Shareholder Return ("TSR")

The following chart shows a comparison of the cumulative TSR, the Standard & Poor's 500 Stock Index (S&P 500 Index) and the Dow Jones Internet Composite Index (DJINET Composite Index). The graph uses the closing market price on April 18, 2019 of $24.40 per share as the initial value of our common stock.



2. CAP versus TSR

Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Company TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and the company's cumulative TSR over the three most recently completed fiscal years.

PEO and Average NEO Compensation Actually Paid Versus Company TSR



3. CAP versus Net Income

Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our other NEOs, and our net income during the three most recently completed fiscal years.

PEO and Average NEO Compensation Actually Paid Versus Company Net Income



■ Compensation Actually Paid to First PEO

■ Compensation Actually Paid to Second PEO

■ Average Compensation Actually Paid to Non-PEO NEOs

● Net Income

Equity compensation plan information

The following table provides information as of December 31, 2022, with respect to the shares of our common stock that may be issued under our 2009 Stock Plan and 2019 Omnibus Incentive Plan.

Plan Category	Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Plans approved by security holders[1]	70,317,533 [2]	13.25 [3]	117,384,569 [4]
Plans not approved by security holders	—	—	—

[1]   The 2019 Omnibus Incentive Plan provides that the number of shares reserved and available for issuance under the 2019 Omnibus Incentive Plan will automatically increase on each January 1, commencing on January 1, 2020 through and including January 1, 2029, in an amount equal to 5% of the total number of shares of Class A and Class B common stock outstanding on the immediately preceding December 31.

[2]   Includes 1,405,403 shares of Class B common stock issuable upon vesting of RSUs awarded under our 2009 Stock Plan and 6,610,346 shares of Class B common stock issuable upon exercise of outstanding options granted under our 2009 Stock Plan. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our certificate of incorporation. Upon the death or permanent incapacity of each holder of Class B common stock who is a natural person, the Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into Class A common stock. However, shares of Class B common stock held by Benjamin Silbermann or his permitted estate planning entities or other permitted transferees will not convert automatically into Class A common stock until a time that is between 90 and 540 days after his death or permanent incapacity, as determined by the board of directors. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on (i) the seven-year anniversary of the closing date of this offering, except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of this offering; and (ii) a date that is between 90 and 540 days, as determined by the board of directors, after the death or permanent incapacity of Mr. Silbermann. Includes 49,349,177 shares of Class A common stock issuable upon vesting of RSUs and 3,763,542 shares of Class A common stock issuable upon vesting of RSAs awarded under our 2019 Omnibus Incentive Plan as well as 9,189,065 shares of Class A common stock issuable upon exercise of outstanding options granted under our 2019 Omnibus Incentive Plan.

[3]   Excludes RSAs and RSUs as they have no exercise price.

[4]   Reflects shares available for future issuance under the 2019 Omnibus Incentive Plan (excluding shares underlying outstanding awards).

Audit matters


Proposal 3

Ratification of selection of independent auditor


The audit committee has sole responsibility for the appointment, compensation and oversight of our independent registered public accounting firm. At the annual meeting, you are being asked to ratify the audit committee's selection of Ernst & Young LLP ("EY") to serve as our independent auditor for the year ending December 31, 2023. EY has served as our independent auditor since 2013. The audit committee believes that the continued retention of EY as our independent auditor is in the best interests of Pinterest and its stockholders. Representatives of EY are expected to be present at the annual meeting. They will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate stockholder questions.

The board, upon recommendation of the audit committee, is submitting the selection of EY to stockholders for ratification as a matter of good corporate governance. If stockholders do not ratify the selection of EY, the audit committee will review its future selection of our independent auditor in light of that result. Even if the selection is ratified, the audit committee may, in its discretion, appoint a new independent auditor at any time during the year if it determines that such a change would be in the best interests of the company and its stockholders.

> The board recommends a vote **FOR** the ratification of Ernst & Young LLP

Principal accountant fees and services

The following table represents aggregate fees for EY services for the years ended December 31, 2022 and 2021 (in thousands):

	2022	2021
Audit fees[1]	4,483	3,736
Audit-related fees[2]	—	—
Tax fees[3]	1,222	1,000
All other fees[4]	—	128
Total fees	**5,705**	**4,864**

[1] Consist of fees for services rendered in connection with the annual audit of our consolidated financial statements and audit of internal control over financial reporting, reviews of our quarterly condensed consolidated financial statements, services provided in connection with statutory and regulatory filings, and consultations on accounting matters directly related to the audit.

[2] There were no audit-related fees for the years ended December 31, 2022 and 2021.

[3] Consist of fees for services rendered for tax compliance, tax advice and tax planning.

[4] Consist of fees for all other services not included in the categories set forth above.

Pre-approval policies and procedures

It is the policy of the audit committee to pre-approve, typically near the beginning of each fiscal year, all audit and permissible non-audit services to be provided by the independent auditor during that fiscal year. The audit committee also may pre-approve particular services during the fiscal year on a case-by-case basis. The audit committee has delegated to the chair of the audit committee the authority to pre-approve such specific services on a case-by-case basis for which the aggregated estimated fees do not exceed $200,000. The audit committee or its chair, as applicable, considers whether the provision of any non-audit services is compatible with maintaining the independence of our independent auditor, and solicits the input of management and the independent auditor on this issue. The audit committee pre-approved all of the services reported in the table above, pursuant to the policies and procedures described above, and the audit committee determined that all non-audit services provided to the company by EY were compatible with the maintenance of EY's independence in the conduct of its auditing functions.

Audit committee report

The audit committee has reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2022. The audit committee has discussed with Ernst & Young LLP ("EY"), our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The audit committee has also received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding the firm's communications with the audit committee concerning independence and has discussed with EY the firm's independence. Based on the foregoing, the audit committee has recommended to the board that the audited financial statements be included in our 2022 annual report on Form 10-K.

Members of the Audit Committee

Fredric Reynolds (Chair)
Leslie Kilgore
Salaam Coleman Smith
Marc Steinberg

Stockholder proposals

We have set forth below two stockholder proposals submitted under SEC rules, along with the supporting statement of each of the stockholder proponent, for which we and our board accept no responsibility. The stockholder proposal will be voted on at our annual meeting only if properly presented at our annual meeting by or on behalf of each of the stockholder proponent. We will promptly provide each stockholder proponent's name, address, and, to our knowledge, share ownership upon a stockholder's oral or written request to the Corporate Secretary at 651 Brannan St., San Francisco, California 94107, (415) 762-7100.

As explained below, our board unanimously recommends that you vote "AGAINST" proposal 4 and "AGAINST" proposal 5. if they are properly presented at the annual meeting, for the reasons stated in the statement of opposition following each stockholder proposal.

Proposal 4

Stockholder proposal requesting a report on certain data relating to anti-discrimination and anti-harassment

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Stockholder proposal and supporting statement

The lead filer, the Comptroller of the State of New York, Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund has advised us that it intends to present the following resolution:

Resolved:

Shareholders request the Board of Directors oversee the preparation of an annual public report describing and quantifying the effectiveness and outcomes of Pinterest, Inc.'s (Pinterest) efforts to prevent harassment and discrimination against its protected classes of employees. In its discretion, the Board may wish to consider including disclosures such as:

- the total number and aggregate dollar amount of disputes settled by the company related to abuse, harassment or discrimination in the previous three years;

- the total number of pending harassment or discrimination complaints the company is seeking to resolve through internal processes, arbitration or litigation;

- the aggregate dollar amount associated with the enforcement of arbitration clauses;

- the number of enforceable contracts which include concealment clauses that restrict discussions of harassment or discrimination;

- the aggregate dollar amount associated with agreements which contain concealment clauses, and

- the effect of Pinterest's different treatment of gender and race discrimination claims and those of members of other protected classes regarding the enforcement of concealment clauses.

Concealment clauses are defined as any employment or post-employment agreement, such as arbitration, non-disclosure or non-disparagement agreements, that the Company asks employees to sign which would limit their ability to discuss unlawful acts in the workplace, including harassment and discrimination.

This report should not include the names of accusers or details of their settlements without their consent and should be prepared at a reasonable cost and omit any information that is proprietary, privileged, or violative of contractual obligations.

Supporting statement

Controversies have surrounded Pinterest's workforce management. Most recently, the Company settled a shareholder derivative suit that alleged breaches of fiduciary duty by current and former officers and directors of Pinterest, that resulted in a pattern of gender and race employment discrimination and retaliation by certain executives at the Company and failures of oversight by the Board. Prior to the derivative action the company settled a discrimination claim brought by a former officer for $22.5 million.

The Securities Exchange Commission has shown increased attention to human capital management issues, as demonstrated by its 2020 rulemaking and the Chairman's public comments about future, more prescriptive disclosure rulemaking. There have been several high-profile derivative suits settled recently, at this Company and others including at Twentieth Century Fox, Wynn Resorts, and Alphabet, alleging boards breached their duties by failing to protect employees from discrimination and harassment, injuring the companies and their shareholders.

A public report such as the one requested would assist shareholders in assessing whether the Company is improving its workforce management. Civil rights violations within the workplace can result in substantial costs to companies, including fines and penalties, legal costs, costs related to absenteeism, and reduced productivity. A company's failure to properly manage its workforce can have significant ramifications, making it more difficult to retain and recruit employees, and jeopardize relationships with customers and other partners.

Pinterest's statement in opposition to proposal 4

The board has considered this proposal and determined that in light of Pinterest's current practices, publishing the requested annual report would not serve the best interests of Pinterest or our stockholders.

Some of the information outlined in the proposal is not relevant to Pinterest. For example, regarding concealment clauses, Pinterest does not restrict employees from disclosing information about unlawful acts in the workplace and has committed not to enforce existing non-disclosure agreements against individuals who disclose or discuss the circumstances underlying claims of alleged discrimination.

Other information outlined in the proposal, such as the number of pending harassment or discrimination complaints or aggregate dollar amount of settlements, could drive confusion and misunderstanding. For example, an employee could raise a complaint about alleged discrimination and after an objective and thorough investigation, it's determined that the conduct was appropriate and expected, such as normal performance management. Similarly, sharing the dollar amount of settlements could be misleading and damage shareholder value. There are many reasons that a company may choose to resolve a threatened action that have nothing to do with the merits of the claim, including but not limited to avoiding the inherent risks and cost of litigation and avoiding disruption and distraction to the business.

The proposal references controversies surrounding Pinterest's workforce management, which occurred in 2020, and recent settlement of a derivative shareholder derivative suit which stemmed from those same workplace concerns raised in 2020. As outlined in more detail below, since 2020 Pinterest has taken meaningful steps to invest in and improve its culture, including a thorough review of its workplace culture and implementing new policies, procedures and oversight to ensure a respectful and inclusive environment.

Steps taken following concerns raised in 2020

Special committee recommendations

Following concerns raised by current and former employees in 2020, our board promptly established a special committee of the board (the "special committee") in June 2020 to independently review Pinterest's workplace culture and develop recommendations to further support an inclusive, fair, and respectful workplace. That review lasted 5 months and involved an extensive review of data, policies, and practices, and interviews with more than 350 current and former employees and engaged third party experts to better understand how the company could improve. As an output of this work, the special

committee issued comprehensive recommendations. Pinterest committed to making all of the recommended changes and that implementation is now nearly complete. In early 2022, the board dissolved the special committee since the recommendations were integrated into our broader workforce program and policies and accordingly, the compensation committee took over the oversight of this work. For more information on oversight by our board, see "Corporate Oversight" below.

Stockholder derivative lawsuit settlement and external oversight

Pinterest also recently settled a shareholder derivative suit that stemmed from the same allegations in 2020. This settlement has been approved by the federal court and is publicly available at https://investor.pinterestinc.com/press-releases/press-releases-details/2022/Notice-to-Shareholders-Regarding-Settlement/default.aspx. We are in the process of implementing the terms of that settlement, including policies and procedures, corporate governance changes, and facilitating collaboration with external third parties like the NAACP to consult with Pinterest on diversity best practices and ideas for inclusive products. In addition to Pinterest's own oversight of implementation of the settlement, Plaintiff's counsel is reporting to the court two times per year on the progress in implementation. These updates are publicly available at https://pacer.uscourts.gov/.

Pinterest understands the importance of building an inclusive, fair, and respectful workplace and is committed to having clear policies and procedures; clear channels to raise concerns; training at each level of the organization, including at the leadership and board levels; oversight by management and the board; and transparency around its practices.

Understanding and addressing employee concerns

If employees see unethical or other inappropriate behavior, they should feel comfortable coming forward to report their concerns, and we maintain a non-retaliation policy that is designed to help people do so without fear of retribution. We encourage employees to discuss matters with their managers, but we also understand there may be circumstances when they would prefer to raise potential issues via another route. We maintain numerous channels for submitting complaints, comments and reports of misconduct, including anonymously.

For example, in addition to our people care team, human resources business partners and legal and compliance team lawyers, an online EthicsPoint portal is available to employees and partners 24/7 that offers the choice to remain anonymous. Similarly, reports can be made via telephone hotline, with the option for anonymity.

We take reports very seriously and seek to conduct investigations promptly, thoroughly, with empathy and as confidentially as possible. In addition to investing significantly in growing and developing our inclusion and diversity and human resources teams, we have a centralized team of investigators to investigate workplace concerns. Our audit committee is responsible for reviewing our compliance policies and procedures, and also receive regular updates on the incidents reported pursuant to the Code of Business Conduct and Ethics or through our other hotlines and procedures. We also have an employee facing guide that explains the investigation process, including the role of the investigator, how decisions are made, expectations of employees in the process, resources available to employees, and our prohibition against retaliation.

We have also evolved our employee feedback program, including engaging an external partner to conduct the survey to emphasize confidentiality and encourage candor.

In 2022, Pinterest also launched an industry leading Ombuds Program, providing a channel for employees to ask questions, raise concerns and seek guidance on resolving work challenges. The program, one of the first in the technology sector, was designed to comply with the International Ombuds Association Code of Ethics and serves as a confidential, impartial, informal function that operates independently of existing complaint and issue-resolution processes. Importantly the Ombuds function is independent and separate from human resources. The Head of Ombuds reports directly to our CEO and has direct channels to our board.

Commitment to inclusion and diversity

At Pinterest, our I&D vision is to create a culture where employees flourish through representation and belonging, users thrive with inspiration and Pinterest grows through innovation.

Education and training to drive inclusion

Since 2020, Pinterest has made investments in education and training to drive inclusion. In 2021, all employees completed training on the company's updated Code of Business Conduct and Ethics and our enhanced harassment and discrimination policy (now called the Respect in the Workplace Policy) to ensure that all of our employees understand Pinterest's expectations for how we each contribute to an fair, inclusive, and welcoming work environment. We also updated and expanded our introduction to inclusion training for all employees, a mandatory anti-bias training that is incorporated into our new hire orientation process as well as training for managers and leaders on inclusivity and bias mitigation. We have also offered various other programs that support inclusion, for example, Transgender Training Institute gender inclusion workshops, Right to Be bystander intervention education, CNEXT Accelerate development for high-potential leaders, and Activate Inclusion DEI training and inclusion-focused executive coaching.

External advisors and partners

Our I&D team and community-based partnerships provide the expertise, capacity and accountability that bring the I&D vision to life. We collaborate with cross-industry organizations, experts and thought leaders from communities we seek to inspire—like Catalyst and /dev/color. In 2020, we worked with the social impact agency Values Partnerships to launch the Pinterest Inclusion Advisory Council composed of executives from leading civil rights organizations, including the NAACP, American Association of People with Disabilities, Asian Americans Advancing Justice, Poderistas, and others. The Inclusion Advisory Council meets with our Executive Leadership twice a year to offer direct guidance and thought partnership. In 2021, we created the Inclusion Insiders Council, which is composed of thought leaders, subject matter experts and influencers from multiple industries representing many of the communities we seek to inspire, and offers guidance and thought partnership on the direction of new marketing campaigns, product development and strategic priorities.

Corporate oversight

Building a diverse organization requires intentionality and collective action. We believe the responsibility to foster an inclusive workplace is everyone's responsibility, beginning with our management and our board. We seek inclusion and diversity at the highest levels in our organization. The Pinterest board, as well as our leadership team, is diverse in terms of gender, race, and skills, expertise and experience. Our board of 11 directors is composed of eight independent directors, three women and is racially diverse.

Our compensation committee oversees our I&D efforts, as well as the implementation of the special committee recommendations and the shareholder derivative suit settlement terms. Management regularly updates the committee on progress against our I&D goals, our commitment to pay equity, any impediments to our efforts and relevant trends and observations. We also have an open line of communication between the committee and our Global Head of I&D and with our Head of Ombuds.

Accountability and transparency

The company has a number of processes in place to drive accountability, including board oversight and escalation of any significant harassment or discrimination allegations or allegations involving senior leaders. Pinterest also shares information publicly in regularly published diversity reports and its recently published ESG Impact Report, including representation goals, progress against those goals, its commitment to diversity, equity and inclusion and to maintaining pay equity.

Conclusion

We remain confident in our commitment to creating and maintaining a respectful and inclusive workplace at Pinterest. We have been working hard to reflect our goals and values in our culture, including earmarking a $50 million investment in diversity, equity and inclusion. We believe that our active board oversight, existing policies and dedicated team effectively address the issues targeted by this proposal and that producing the requested report is therefore unnecessary and not in the best interests of our stockholders.

The board recommends a vote **AGAINST** proposal 4

Proposal 5

Stockholder proposal requesting additional reporting on government requests to remove content

Stockholder proposal and supporting statement

The National Center for Public Policy Research has advised us that it intends to present the following resolution:

Resolved:

Shareholders request that Pinterest ("Company") provide a report, published on its website and updated semi-annually – and omitting proprietary information and at reasonable cost – that specifies the Company's policy in responding to requests to remove, "shadowban," fail to promote or take other action regarding content on its platform or platform users by the Executive Office of the President, Members of Congress, or any other agency, entity or subcontractor on behalf of the United States Government, or by any political party, candidate for public office, or political campaign. This report should include information necessary to give shareholders a full understanding of the interactions without revealing proprietary information, and might reasonably include the name and title of the individual making the request; the nature and scope of the request; the date of the request; the Company's action or inaction to the request; and a reason or rationale for the Company's response, or lack thereof.

Supporting statement

Recent news reports have revealed what many individuals already knew: that social media companies have been censoring and suppressing information at the behest of government entities. Mark Zuckerberg admitted that the FBI instructed Facebook to be on the lookout for so-called "Russian propaganda" prior to the 2020 presidential election.[1]

According to Zuckerberg, the information provided by the FBI "fit the pattern" of the Hunter Biden laptop story, resulting in Facebook's censorship of the story implicating President Biden in his son's business dealings.[2] The FBI's warnings of disinformation similarly resulted in Twitter's censorship of the Hunter Biden laptop story.[3]

In fact, Twitter's then VP and Deputy General Counsel, James Baker, was previously the General Counsel of the FBI and was allegedly integral in Twitter's decision to censor the story.[4] Such attempts by the government to interfere with and influence social media content is apparently standard practice. The FBI has said the agency, "routinely notifies U.S. private sector entities, including social media providers, of potential threat information...."[5]

The FBI held weekly meetings with Facebook and Twitter in the run-up to the 2020 election.[6] But in the instance of the Hunter Biden laptop story, the FBI falsely labeled derogatory information about Hunter as disinformation, resulting in social media censorship of the story.[7]

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[1] https://nypost.com/2022/08/28/fbi-put-the-hunter-biden-story-right-in-facebooks-lap/

[2] https://nypost.com/2022/08/26/zuckerberg-blames-fbi-for-censoring-the-posts-hunter-biden-scoop/; https://www.foxnews.com/politics/judge-fbi-agent-deposed-allegedly-working-meta-hunter-biden-laptop-story

[3] https://nypost.com/2022/12/04/fbi-warned-twitter-of-hunter-biden-hack-before-censoring-the-post/

[4] https://nypost.com/2022/12/06/elon-musk-fires-twitter-lawyer-james-baker-over-hunter-biden/; https://www.washingtontimes.com/news/2022/dec/11/heads-roll-twitter-over-suppression-hunter-bidens-/

[5] https://www.foxbusiness.com/technology/fbi-responds-zuckerbergs-claim-joe-rogan-facebook-limited-hunter-biden-story-agency-warning; https://nypost.com/2022/08/26/zuckerberg-blames-fbi-for-censoring-the-posts-hunter-biden-scoop/

[6] https://nypost.com/2022/12/04/fbi-warned-twitter-of-hunter-biden-hack-before-censoring-the-post/

[7] https://www.grassley.senate.gov/imo/media/doc/grassley_to_justice_deptfbipoliticalbiasfollowup.pdf

Revelations of Facebook and Twitter's government collusion makes statements by Pinterest regarding the removal of alleged "misinformation" incredibly concerning. Prior to the 2022 midterm elections, Pinterest vowed to "remov[e] election-related misinformation" from its platform.[8] Pinterest also recently announced that it would remove so-called "climate-change misinformation."[9]

Engaging in censorship, particularly that which is politically or ideologically motivated, places the company at great reputational, financial, and litigation risk. Shareholders deserve to know whether Pinterest has been engaging in censorship activities at the request of government agencies or political parties in order to mitigate these risks and ensure Pinterest is a platform for everyone—not just those sharing a leftwing political worldview.

Pinterest's statement in opposition to proposal 5

The proposal is unnecessary because Pinterest already publishes semi-annually a robust global Transparency Report that includes, among other things, insight into the volume of information and deactivation requests that we receive from law enforcement and government agencies. The Transparency Report also reflects our efforts globally to moderate user content, and includes descriptions of our content policy and data around deactivations. Given our policies and governance as well as our robust transparency reporting already in place, including requests from government agencies, the board believes the proposal is unnecessary and not in the best interests of the stockholders.

Pinterest as a platform

We believe that Pinterest is fundamentally different from traditional social networks. Rather than focusing on connecting individuals to each other, Pinterest's mission "is to bring everyone the inspiration to create a life they love." Pinterest serves as a visual discovery engine for finding ideas for things like dinner recipes, inspiration for a garden renovation, or planning themed kids' birthday parties. Pinterest users, who we call Pinners, then compile these ideas on "boards"' for their own personal use. For the average user, the goal isn't to share content, but rather to just collect what's useful and inspiring. Because users by and large do not use Pinterest for political ideas, or for social sharing purposes, Pinterest is fundamentally different from traditional social networks.

Content policies and governance

Pinterest's mission is to bring everyone the inspiration to create a life they love. That being said, not all content is inspiring - so we have community guidelines to outline what we do and do not allow on Pinterest. Through our Community Guidelines available at https://policy.pinterest.com/en/community-guidelines, we prohibit content or behavior that is "antagonistic, explicit, false or misleading, harmful, hateful, or violent." For content that violates our Community Guidelines, we may take appropriate action on that content.

Pinterest's moderation policies and practices are developed by our Trust and Safety teams, which include content policy and operational experts who address harmful content and behaviors online.

Our board has the ultimate responsibility of the company's risk management and governance of its policies. Specifically, the audit committee, per its charter, is tasked with overseeing risks associated with trust and safety, content, data privacy, legal, regulatory, compliance, and reputational risks and the steps we take to prevent, detect, monitor, and actively manage such exposure. Management meets regularly with the audit committee to discuss how we manage our platform in light of regulatory trends around the world.

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[8] https://newsroom.pinterest.com/en/post/pinterest-is-committed-to-election-integrity-and-civic-engagement
[9] https://www.wsj.com/articles/pinterest-will-remove-content-deemed-as-misinformation-about-climate-change-11649250611?mod=hp_lista_pos2

Transparency reporting

In line with our commitment to transparency, since 2013, we have published a detailed, semi-annual global Transparency Report that includes information on the actions we have taken to uphold the Community Guidelines, as well as information and content removal requests received from governments and law enforcement, during each reporting period. We have expanded the Transparency Reports over time to include more information, further enhancing our transparency. With respect to law enforcement and government entities, in our Transparency Report, we disclose a range of data including:

- number and type of information requests we receive from courts and government agencies, including by subpoena, court order, warrant, or other (e.g., wiretap orders, pen registers, trap and trace, and emergency disclosure requests);

- how many requests resulted in some information being produced;

- how many accounts were identified;

- how many accounts were notified prior to production;

- the number of national security requests received; and

- similar data on country-specific government content deactivation requests.

The transparency report is publicly available at https://policy.pinterest.com/en/transparency-report. We believe that these public disclosures enable stockholders with the information needed to understand government-related requests that we receive over time.

Conclusion

Given the significant work that we have already done in this area, our public reporting on these issues and our commitment to creating a positive experience for our users, all under the oversight of our board, we believe that producing the requested report is therefore unnecessary and not in the best interests of our stockholders.

> The board recommends a vote **AGAINST** proposal 5

Security ownership of certain beneficial owners and management

The following table sets forth certain information regarding the beneficial ownership of our Class A common stock and Class B common stock as of March 31, 2023, by: (i) each director and nominee for director; (ii) each named executive officer; (iii) all current executive officers and directors as a group; and (iv) each person or group known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock. We have determined beneficial ownership in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote (or direct the voting) or to dispose (or direct the disposition) of such securities or has the right to acquire these powers within 60 days. Unless otherwise indicated, and subject to community property laws where applicable, based on the information available to us, the company believes that each of the stockholders named in the table has sole voting and investment power over the reported shares. Unless otherwise indicated, the address for each stockholder is c/o Pinterest at the company's address set forth on page 6 of this proxy statement.

Applicable percentages are based on 595,004,275 shares of Class A common stock and 89,322,967 shares of Class B common stock outstanding as of March 31, 2023, adjusted as required by SEC rules. We have deemed shares of our Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2023 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person only. We have deemed shares of our Class A common stock and of our Class B common stock subject to RSUs that are expected to become vested within 60 days of March 31, 2023 to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person only.

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of shares of Class A common stock. Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class, with each share of our Class A common stock entitled to one vote per share and each share of our Class B common stock entitled to 20 votes per share. The holders of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may be otherwise required by law or our certificate of incorporation.

The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner	Class A Common Stock Shares	% of Class	Class B Common Stock Shares	% of Class	% of Total Voting Power
Named Executive Officers and Directors					
Benjamin Silbermann[1]	—	—	38,744,153	43.37	32.54
Evan Sharp[2]	—	—	3,937,810	4.41	3.31
Christine Flores[3]	111,212	—	—	*	*
Naveen Gavini[4]	130,924	*	—	—	*
Todd Morgenfeld[5]	—	*	—	—	*
Wanji Walcott[6]	70,379				
Bill Ready[7]	1,955,330	*	—	—	
Jeffrey Jordan[8]	239,020	*	—	—	*
Leslie Kilgore[9]	53,480	*	6,838	—	*
Jeremy Levine[10]	1,190,224	*	—	—	*
Gokul Rajaram[11]	53,883	*	—	—	*
Fredric Reynolds[12]	79,805	*	100,000	*	*
Salaam Coleman Smith[13]	21,217	—	—	—	—
Marc Steinberg[14]	—				
Andrea Wishom[15]	24,343	—	—	—	—
All directors and executive officers as a group [16]	4,089,045	*	42,788,801	47.90	35.93
Other 5% Stockholders					
Paul Sciarra[17]	26	*	38,432,589	43.03	32.28
Blackrock, Inc.[18]	31,580,322	5.30			1.33
The Vanguard Group[19]	54,130,726	9.10	—	—	2.27

* Represents beneficial ownership or voting power of less than one percent

[1] Includes (i) 890,598 shares of Class B common stock held by Mr. Silbermann; (ii) 37,736,888 shares of Class B common stock held by Benjamin W. Silbermann and Divya Silbermann, as trustees of the Benjamin and Divya Silbermann Family Trust (the "Trust"); and, (iii) 116,667 shares of Class B common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023. Mr. Silbermann and Ms. Silbermann have sole voting and dispositive power over the shares held by the Trust and may therefore be deemed to beneficially own such shares. Does not include 9,960,030 shares of Class B common stock held by an LLC that is owned by a trust, the beneficiaries of which include certain of Mr. Silbermann's immediate family members. Mr. Silbermann does not have dispositive power or voting power over the shares held by the LLC and, as a result, Mr. Silbermann is deemed not to be a beneficial owner of the shares held by the LLC and such shares are not included in the table. Mr. Silbermann also holds 466,667 unvested RSUs for which Mr. Silbermann does not have the right to acquire beneficial ownership of the underlying shares of Class B common stock within 60 days of March 31, 2023 and therefore are not included in the table.

[2] Includes (i) 679,665 shares of Class B common stock held by Mr. Sharp; (ii) 1,756,336 shares of Class B common stock issuable upon exercise of outstanding stock options held by Evan Sharp; (iii) 342,519 shares of Class B common stock held by Evan & Christina Sharp Revocable Trust; (iv) 295,098 shares of Class B common stock held by Evan & Christina Sharp Irrevocable Remainder Trust; (v) 452,553 shares of Class B common stock held by The Sharp Family Investments LLC Fund 1; (vi) 230,117 shares of Class B common stock held by The Sharp Family Investments LLC Fund 2 ;(vii) 64,855 shares of Class B common stock held by The Sharp Family Investments LLC Fund 3; and, (viii) 116,667 shares of Class B common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023. Mr. Sharp also holds 466,667 unvested RSUs for which Mr. Sharp does not have the right to acquire beneficial ownership of the underlying shares of Class B common stock within 60 days of March 31, 2023 and therefore are not included in the table.

[3] Ms. Flores holds 111,212 shares of Class A common stock.

[4] Includes 130,924 shares of Class A common stock held by Mr. Gavini. Mr. Gavini also holds 230,768 unvested RSAs for which Mr. Gavini does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2023 and therefore are not included in the table.

[5] Mr. Morgenfeld holds 512,820 unvested RSAs for which he does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2023 and therefore are not included in the table.

[6] Includes (i) 28,397 shares of Class A common stock held by Ms. Walcott; and, (ii) 41,982 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023. Ms. Walcott also holds 251,890 unvested RSUs for which Ms. Walcott does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2023 and therefore are not included in the table.

[7] Includes (i) 293,200 shares of Class A common stock held by Mr. Ready; (ii) 58,411 shares of Class A common stock issuable in connection with RSAs that will vest within 60 days of March 31, 2023; and, (iii) 1,069,146 shares of Class A common stock issuable upon exercise of outstanding stock options held by Bill Ready; and (iv) 534,573 shares of Class A common stock issuable upon exercise of outstanding stock options that will vest within 60 days of March 31, 2023. Mr. Ready also holds (i) 759,346 unvested RSAs; and, (ii) 6,949,453 outstanding stock options for which Mr. Ready does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2023 and therefore are not included in the table.

[8] Includes (i) 27,092 shares of Class A common stock held by Mr. Jordan; (ii) 199,215 shares of Class A common stock held by Jordan Family Revocable Trust; and, (iii) 12,713 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023.

[9] Includes (i) 3,981 shares of Class A common stock held by Ms. Kilgore; (ii) 36,786 shares of Class A common stock held by the JLK Family Legacy Trust, of which Ms. Kilgore is a trustee; (iii) 12,713 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023; and, (iv) 6,838 shares of Class B common stock.

[10] Includes (i) 1,177,511 shares of Class A common stock held by Mr. Levine; and, (ii) 12,713 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023.

[11] Includes (i) 37,213 shares of Class A common stock held by Mr. Rajaram; (ii) 3,957 shares of Class A common stock held by Gokul Rajaram & Tamara Lucero-Rajaram Trustees Rajaram Family Revocable Trust, of which Mr. Rajaram is a Trustee; and, (iii) 12,713 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023.

[12] Includes (i) 67,092 shares of Class A common stock held by Mr. Reynolds; (ii) 12,713 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023; and, (iii) 100,000 shares of Class B common stock.

[13] Includes (i) 8,504 of Class A common stock held by Ms. Coleman; and, (ii) 12,713 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023. Ms. Coleman also holds 2,262 unvested RSUs for which Ms. Coleman does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2023 and therefore are not included in the table.

[14] Mr. Steinberg holds (i) 16,129 unvested RSUs for which Mr. Steinberg does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2023 and therefore are not included in the table.

[15] Includes (i) 11,630 shares of Class A common stock held by Ms. Wishom; and, (ii) 12,713 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023. Ms. Wishom also holds 3,825 unvested RSUs for which Ms. Wishom does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2023 and therefore are not included in the table.

[16] Consists of (i) 2,261,867 shares of Class A common stock owned directly and indirectly by our directors and executive officers; (ii) 40,799,131 shares of Class B common stock owned directly and indirectly by our directors and executive officers; (iii) 1,069,146 shares of Class A common stock issuable upon exercise of outstanding stock options; (iv) 534,573 shares of Class A common stock issuable to our executive officers and directors under outstanding stock options that will vest within 60 days of March 31, 2023; (v) 1,756,336 shares of Class B common stock issuable to our executive officers and directors under outstanding stock options; (vi) 233,334 shares of Class B common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023; (vii) 130,973 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2023; and, (vi) 92,486 shares of Class A common stock issuable in in connection with RSAs that will vest within 60 days of March 31, 2023. Excludes 933,335 unvested RSUs currently held by our executive officers and directors for which such persons do not have the right to acquire beneficial ownership of the underlying shares of Class B common stock and 270,281 unvested RSUs, 1,975,095 RSAs and 6,949,453 stock options held by our executive officers and directors for which such persons do not have the right to acquire beneficial ownership of the underlying shares of Class A common stock, in each case within 60 days of March 31, 2023.

[17] Based on information provided to us by Paul Sciarra, includes (i) 24,121,984 shares of Class B common stock held by Paul Cahill Sciarra, as Trustee of the Sciarra Management Trust; (ii) 6,345,155 shares of Class B common stock held by PCS Legacy LLC, a limited liability company the sole member of which is PCS Legacy Trust; and (iii) 7,965,450 shares of Class B common stock and 26 shares of Class A common stock held by PCS Remainder LLC, a limited liability company the sole member of which is PCS Remainder Trust. Mr. Sciarra has voting, investment and dispositive power over the shares held in Sciarra Management Trust and therefore may be deemed to be the beneficial owner of such shares. The PCS Legacy Trust, as the sole member of the PCS Legacy LLC, owns the shares held by PCS Legacy LLC, and the PCS Remainder Trust, as the sole member of the PCS Remainder LLC, owns the shares held by PCS Remainder LLC. Mr. Sciarra, in his capacity as the protector of each of the PCS Legacy Trust and the PCS Remainder Trust, has the authority to remove and replace the trustee of these trusts and as such may be deemed to have voting, investment and dispositive power over the shares held by these trusts through the respective LLCs. The address for U.S. Trust Company of Delaware, as agent for

Sciarra Management Trust is 2951 Centerville Road, Suite 200, Wilmington, DE 19808. The address for the PCS Legacy LLC and PCS Remainder LLC is the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

[18] Based on the Schedule 13G filed with the SEC by Blackrock, Inc. on February 7, 2023 reporting ownership of 31,580,322 shares of Class A common stock as of December 31, 2022 with sole voting power with respect to 27,637,154 shares and sole dispositive power with respect to 31,580,322 shares. The address of Blackrock, Inc. is 55 East 52nd Street, New York, NY 10055.

[19] Based on the Schedule 13G/A filed with the SEC by The Vanguard Group on February 9, 2023 reporting ownership of 54,130,726 shares of Class A common stock as of December 31, 2022 with shared voting power with respect to 420,554 shares, sole dispositive power with respect to 52,905,519 shares and shared dispositive power with respect to 1,225,207 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

Delinquent section 16(a) reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of such securities. To our knowledge, based solely on a review of such reports filed with the SEC and written representations that no other reports were required, during 2022, we believe that all required reports were timely filed, except that due to administrative error one Form 4 to report a grant of RSUs to Andrea Acosta was filed late.

Other matters

Related party transactions

Policies and procedures

Pursuant to our written related party transaction policy, the audit committee has the primary responsibility for reviewing and approving or ratifying related party transactions. A related party includes our directors, executive officers, beneficial owners of more than 5% of our voting securities, or any member of the immediate family or person sharing the household with the foregoing persons. A related party transaction is a current or proposed transaction, arrangement or relationship in which our company was, is or will be a participant and the amount involved exceeds or is expected to exceed $120,000 in any fiscal year and in which any related party has, had or will have a direct or indirect material interest.

The audit committee, while reviewing a related party transaction for approval or ratification, will consider various factors, including the benefit of the transaction to us, the terms of the transaction and whether it is at arm's-length and in the ordinary course of our business, the direct or indirect nature of the related person's interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related party transaction. If advance approval of a related party transaction is not feasible, the chair of the audit committee may approve the transaction and such transaction may be ratified by the audit committee in accordance with our written policy.

Related party transactions

Other than as described below, since January 1, 2022, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described below were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties.

- **Employment arrangement.** Ari Simon, who served as our Head of Social Impact in 2022 is also employed by an organization wholly owned by Benjamin Silbermann, our executive chair, and his wife. Mr. Simon left Pinterest on December 31, 2022. His compensation for 2022 was comprised of a base salary of $244,800 and a merit grant of RSUs with an initial value of $300,000 vesting quarterly over four years and was entitled to benefits similar to full-time Pinterest employees. Any unvested RSUs as of December 31, 2022 were forfeited.

- **Limitation of liability and indemnification for directors and officers.** Our certificate of incorporation eliminates the potential personal monetary liability of our directors to us or our stockholders for breaches of their duties as directors except as otherwise required under Delaware law. In addition, our certificate of incorporation and bylaws as well as the indemnification agreements that we have entered into with our directors and officers provide for their indemnification to the fullest extent permitted by Delaware law, including payment of expenses in advance of resolution of any such matter. We also maintain standard policies of insurance under which, subject to the limitations of the policies, coverage is provided (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and (ii) to us with respect to payments which we may make to such officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

In addition, from time to time, we do business with other companies, including advertisers, affiliated with certain holders of our capital stock. We also believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm's-length basis.

Certain legal matters

For a description of stockholder derivative lawsuits involving certain executives and members of the board, refer to Note 7. Commitments and contingencies to our consolidated financial statements in our 2022 Annual Report on Form 10-K available at *https://investor.pinterestinc.com/financial-results/sec-filings*.

Stockholder proposals for the 2024 annual meeting of stockholders

Proposals and director nominations to be included in our proxy statement

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in our proxy statement and for consideration at our 2024 annual meeting of stockholders ("2024 annual meeting"). To be eligible, your proposal must be received by our Corporate Secretary at the company's address (see page 6 of this proxy statement) no later than the close of business (6:00 p.m. Pacific Time) on December 14, 2023, and must otherwise comply with Rule 14a-8. While the board will consider stockholder proposals that we receive, we reserve the right to omit from our proxy statement stockholder proposals that do not satisfy applicable SEC rules.

In addition, our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Pinterest's outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our board) for inclusion in our proxy materials. To be considered for inclusion in our proxy statement and for consideration at our 2024 annual meeting, your director nomination must be received by our Corporate Secretary at the company's address (see page 6 of this proxy statement) no later than the close of business (6:00 p.m. Pacific Time) on December 14, 2023 and no earlier than the close of business on November 14, 2023, assuming that the 2024 annual meeting of stockholders occurs within 30 days before or after the anniversary of the 2023 annual meeting. In order to utilize these proxy access provisions, a stockholder or group of stockholders must also satisfy the additional eligibility, procedural, and disclosure requirements set forth in our bylaws. The submission of proxy access nomination does not guarantee its inclusion in our proxy statement, and we reserve the right to omit from our proxy statement any proxy access nomination that does not satisfy the applicable requirements.

Other proposals and director nominations to be presented at the 2024 annual meeting

Under our bylaws, in order to nominate a director or bring any other business before the stockholders at the 2024 annual meeting that will not be included in our proxy statement pursuant to Rule 14a-8 under the Exchange Act or the proxy access provisions of our bylaws, you must comply with the procedures and timing specifically described in the separate advance notice provisions of our bylaws (which includes information required under Rule 14a-19). Assuming that the 2024 annual meeting occurs within 30 days before or after the anniversary of the 2023 annual meeting, stockholders desiring to nominate a director or bring any other business before the stockholders at the 2024 annual meeting other than pursuant to Rule 14a-8 or our bylaws' proxy access provisions must notify our Corporate Secretary in writing not earlier than the close of business on January 26, 2024, and not later than the close of business on February 25, 2024. Such notice must set forth certain information specified in our bylaws. Failure to comply with these and other applicable requirements may result in a nomination or proposal of other business being disregarded pursuant to our bylaws.

All stockholder proposals and nominations should be in writing and be submitted to the Corporate Secretary at the company's address on page 6 of this proxy statement. We advise you to review our bylaws, which set forth the requirements for the nomination of director candidates and the presentation of proposals by stockholders. Our bylaws can be found on our website at *https://investor.pinterestinc.com/governance/governance-documents*, or you may obtain a copy free of charge by contacting the Corporate Secretary at the company's address on page 6 of this proxy statement.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Voting and annual meeting information

Meeting information

Why have these proxy materials been made available to me?

These materials are available in connection with the board's solicitation of proxies to be voted at the annual meeting. The annual meeting is being held to elect four Class I directors to hold office until the 2026 annual meeting (Proposal 1), approve, in an advisory non-binding vote, the compensation of our named executive officers (Proposal 2), ratify the selection of Ernst & Young as our independent auditor for 2023 (Proposal 3) and consider and vote on two stockholder proposals, if presented properly (Proposals 4 and 5). All stockholders who held shares of our common stock as of the close of business on the record date, March 29, 2023, are entitled to attend the annual meeting and to vote on the items of business outlined above. Whether or not you choose to attend the annual meeting, we urge you to vote your shares as soon as possible so that your shares are represented at the annual meeting.

This proxy statement is furnished in connection with the solicitation of your proxy by our board to vote at the annual meeting, including at any adjournments or postponements of the annual meeting. This proxy statement contains information to be voted on at the annual meeting and certain other information required by SEC rules. In accordance with SEC rules, we are making our proxy materials available at www.proxyvote.com with an option to request a printed set be mailed to you. We expect to begin mailing a notice of internet availability of proxy materials on April 12, 2023, to all stockholders of record entitled to vote at the annual meeting. This notice contains instructions for viewing the proxy materials and voting online and requesting a printed set of proxy materials.

How can I attend the meeting?

The annual meeting will be held exclusively online at *www.virtualshareholdermeeting.com/PINS2023* on Thursday, May 25, 2023 at 8:00 a.m. Pacific Time. We invite all Pinterest stockholders as of the record date to attend the annual meeting. Through the virtual annual meeting format, you will be able to participate in the annual meeting online, vote your shares electronically and submit questions. We encourage you to access the annual meeting prior to the start time, and you should allow ample time to log in to the annual meeting webcast and test your computer audio system.

Stockholders of record as of the record date are entitled to participate in the annual meeting. To log in to the annual meeting, stockholders of record should go to the meeting website, enter the 16-digit control number included on your notice of internet availability of proxy materials or proxy card, and follow the instructions on the website.

If your shares are held in street name and your voting instruction form or notice of internet availability of proxy materials indicates that you may vote those shares through www.proxyvote.com, then you may access and participate in the annual meeting with the 16-digit access code indicated on that voting instruction form or notice of internet availability of proxy materials. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the annual meeting) and obtain a "legal proxy" in order to be able to attend, and participate in the annual meeting.

Why a virtual meeting?

We have adopted a virtual format to provide a consistent experience to all stockholders regardless of location, expand stockholder access to the annual meeting, achieve cost savings for stockholders and Pinterest, and reduce the environmental impact of the annual meeting. Hosting a virtual annual meeting enables increased stockholder attendance and participation since stockholders can participate from any geographic location with internet connectivity. We have structured the virtual format so that it offers the same participation opportunities that would be provided at an in-person annual meeting. In particular:

- **You can submit questions in advance of and during the annual meeting**. Our question and answer session will include questions submitted both in advance of and live during the annual meeting. If you are a stockholder of record, or hold shares in street name and your voting instruction form or notice of internet availability of proxy materials indicates you may vote through www.proxyvote.com, you may submit a question in advance of the annual meeting at www.proxyvote.com or during the annual meeting at www.virtualshareholdermeeting. com/PINS2023, in each case by logging in with your 16-digit control number. We plan to answer as many questions during the annual meeting as time permits. Information regarding the types of questions permitted will be available in the meeting rules of conduct, which will be posted on the virtual meeting website during the meeting.

- **Tech support will be available to facilitate your access to the annual meeting**. We encourage you to access the annual meeting before it begins. Online check-in will start shortly before the annual meeting on May 25, 2023. We will have technicians available to assist you. If you have difficulty accessing the annual meeting, please follow the instructions at the annual meeting website to connect with a technician via phone.

Following the annual meeting, for a period of one year, we will make available a replay of the entire annual meeting on our investor relations website (see page 6 of this proxy statement).

What constitutes a quorum?

A quorum of stockholders is necessary to transact business at the annual meeting. A quorum exists if the holders of at least a majority of the voting power of the issued and outstanding shares entitled to vote are represented at the annual meeting, either by attending and voting at the annual meeting or by proxy. Abstentions and broker non-votes will be counted in determining if there is a quorum. If there is no quorum, either the chairperson of the annual meeting or the holders of a majority of the voting power of the shares represented at the annual meeting may adjourn the annual meeting to another date.

Voting information

Who is eligible to vote?

Only stockholders of record at the close of business on the record date are entitled to vote at the annual meeting. As of the record date, there were 595,180,725 shares of Class A common stock and 89,322,967 shares of Class B common stock outstanding and entitled to vote.

How many votes per share do I have?

Our Class A common stock has one vote per share and our Class B common stock has twenty votes per share. Our Class A common stock and Class B common stock will vote together as a single class on all matters to be voted upon at the annual meeting.

How can I vote?

Your voting options depend on how you hold your shares. You may vote as follows if you are a stockholder of record as of the record date or if you hold your shares in street name and your voting instruction form or notice of internet availability of proxy materials indicates that you may vote these shares through *www.proxyvote.com:*

- **At the annual meeting**, by following the log in procedures described above and completing the online form during the annual meeting.

- **Before the annual meeting**, online, by going to www.proxyvote.com and following the prompts.

Otherwise, stockholders who hold their shares in street name should follow the voting instructions received from their broker, bank or other agent. If you received a paper copy of the proxy materials, you may also vote by mail (by completing, signing and dating the enclosed proxy card or voting instruction card and returning it promptly in the envelope provided) or over the phone.

You can vote over the phone or online until 11:59 p.m., Eastern Time on the day before the annual meeting. If you vote by mail, your proxy or voting instruction card, as applicable, must be received by the day before the annual meeting. You may still attend and vote at the annual meeting even if you have already voted by proxy.

How can I change my vote?

You can revoke your proxy at any time before the final vote at the annual meeting. You can also change your vote by attending and voting at the annual meeting. Please note that simply attending the annual meeting will not, by itself, revoke your proxy. In addition:

- If you are the beneficial owner, you can also change your vote or revoke your voting instruction by following the instructions provided by the broker, bank or other agent through which your shares are held.
- If you are the stockholder of record, you can also change your vote or revoke your proxy by submitting a subsequent proxy or by sending a timely written notice that you are revoking your proxy to the Corporate Secretary at the company's address (see page 6 of this proxy statement). Such notice will be considered timely if it is received by the day before the annual meeting.

Who will count the votes?

Votes will be tabulated by Broadridge Financial Solutions, Inc. ("Broadridge"), and the board has appointed Broadridge to serve as our independent inspector of election.

What if I am a record holder and I do not submit voting instructions?

If you complete and submit your proxy, the persons named as proxies will vote your shares in accordance with your instructions. If you submit a proxy but do not complete the voting instructions, the persons named as proxies will vote your shares in accordance with the board's recommendations below. If you do not submit a proxy or vote at the annual meeting, your shares will not be voted.

What if I am a street-name holder and I do not submit voting instructions?

You may instruct your broker, bank or other agent on how to vote your shares by following the instructions they provided with the proxy materials. If you do not do so, your broker, bank or other agent may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals and may elect not to vote on any of the proposals. Whether a broker, bank or other nominee has discretion to vote the shares on uninstructed matters is subject to NYSE rules and a final determination by NYSE. If you do not provide voting instructions and the broker, bank or other agent elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. Therefore, you are encouraged to return your voting instructions so that your shares are voted at the annual meeting.

What vote is necessary to approve each proposal and what are the board's recommendations?

The following table sets forth the voting requirements for each proposal being voted on at the annual meeting and the board's recommendations.

Proposal	Board Recommendation	Required Vote	Effect of	
			Withholding / Abstentions	Broker Non-Votes
1 Election of directors	**"FOR"** each nominee	Plurality of votes cast (nominees that receive the most FOR votes will be elected)	No effect	Not counted as entitled to vote and so no effect
2 Advisory non-binding vote on the compensation of our named executive officers	**"FOR"**	Majority of the voting power of the shares represented at the meeting and entitled to vote on the matter	Same as a vote AGAINST	Not counted as entitled to vote and so no effect
3 Ratification of selection of Ernst & Young	**"FOR"**	Majority of the voting power of the shares represented at the meeting and entitled to vote on the matter	Same as a vote AGAINST	Not counted as entitled to vote and so no effect
4- 5 Stockholder proposals, if properly presented.	**"AGAINST"**	Majority of the voting power of the shares represented at the meeting and entitled to vote on the matter	Same as a vote AGAINST	Not counted as entitled to vote and so no effect

Each nominee has consented to be a candidate and to serve if elected. Although the board has no reason to believe that any nominee will be unavailable to serve as a director, if such an event should occur, the board may designate a substitute nominee or reduce the size of the board. If the board designates a substitute nominee, proxies will be voted for such substitute nominee(s).

What if other business comes before the annual meeting?

We do not expect any other business to properly come before the annual meeting; however, if any other business should properly come before the annual meeting, the persons named as proxies will vote your shares on such matters in accordance with their best judgment.

How can I find out the voting results?

We will announce the preliminary voting results at the annual meeting. Final voting results will be published on a Form 8-K that we expect to file with the SEC within four business days after the annual meeting.

Proxy material information

Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a paper copy of the full set of proxy materials?

In accordance with SEC rules, and in order to expedite our stockholders' receipt of proxy materials, lower Pinterest's costs and reduce the environmental impact of the annual meeting, we are making our proxy materials available to stockholders primarily over the internet. As a result, we are mailing a notice of the internet availability of the proxy materials to our stockholders instead of a paper copy of the full set of proxy materials. As explained in the notice, you can view our proxy materials and vote online by visiting www.proxyvote.com and having available the 16-digit control number contained in your notice. If you received a notice, you will not receive a printed copy of the proxy materials unless you request one by following the instructions provided in the notice.

Who pays the cost of the proxy solicitation?

We will pay for the costs of soliciting proxies, including the preparation, assembly, printing and mailing of the proxy materials. In addition, our directors, officers and employees may also solicit proxies in person, by telephone, or by other means of communication, without additional compensation. We may also reimburse brokers, banks, fiduciaries, custodians and other institutions for their costs in forwarding the proxy materials to the street-name holders of our common stock.

What if I receive multiple notices or proxy or voting instruction cards?

If you received more than one notice of internet availability or proxy or voting instruction card, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each of the notices, cards or forms to ensure that all of your shares are voted.

How can I sign up to receive future proxy materials by e-mail?

We encourage stockholders to take advantage of electronic delivery to help reduce the cost and environmental impact of the annual meeting. To sign up for electronic delivery, please visit www.proxyvote.com. Also, if you are a beneficial owner, you may sign up for electronic delivery by contacting your bank, broker or other agent through which you hold your shares. Once you sign up, you will not receive a printed copy of the proxy materials unless you request them.

What is householding?

SEC rules permit us, with your permission, to send a single set of proxy materials, including the notice of internet availability, proxy statement and annual report, to any household at which two or more stockholders reside if we believe they are members of the same family. This rule is called "householding" and its purpose is to help reduce printing and mailing costs of proxy materials. To date, we have not instituted this procedure, but may do so in the future. A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of our common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of the proxy materials or wish to revoke your decision to household. These options are available to you at any time. If you receive a single set of proxy materials as a result of householding by your broker and you would like to receive separate copies of the notice of internet availability, proxy statement or annual report, you may also submit a request to our Corporate Secretary by mail or phone at the company's address or number (see page 6 of this proxy statement), and we will promptly send you the requested materials.

How can I get a paper copy of Pinterest's annual report?

A copy of our 2022 annual report on Form 10-K is available without charge upon written request to the Corporate Secretary at the company's address (see page 6 of this proxy statement).

Appendix A - Information regarding Non-GAAP financial measures

This proxy statement contains a non-GAAP measure of financial performance, Adjusted EBIDTA.

To supplement our consolidated financial statements presented in accordance with GAAP, we consider Adjusted EBITDA, a financial measure which is not based on any standardized methodology prescribed by GAAP.

We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, interest income, interest expense and other income (expense), net, provision for income taxes, non-cash charitable contributions, and for the third quarter of 2020, a one-time payment for the termination of a future lease contract.

We use Adjusted EBITDA to evaluate our operating results and for financial and operational decision-making purposes. We believe Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that it excludes. We also believe Adjusted EBITDA provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater transparency with respect to key metrics we use for financial and operational decision-making. We are presenting Adjusted EBITDA to assist investors in seeing our operating results through the eyes of management and because we believe that this measure provides an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry. However, our definition of Adjusted EBITDA may not be the same as similarly titled measures used by other companies.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income (loss), the nearest GAAP equivalent. For example, Adjusted EBITDA excludes:

- certain recurring, non-cash charges such as depreciation of fixed assets and amortization of acquired intangible assets, although these assets may have to be replaced in the future; and

- share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense and an important part of our compensation strategy.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other financial results presented in accordance with GAAP. The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Net income (loss)	$ (96,047)	$316,438	$(128,323)
Depreciation and amortization	46,489	27,500	36,988
Share-based compensation	497,123	415,382	321,020
Interest income	(30,943)	(4,204)	(16,119)
Interest expense and other (income) expense, net	15,210	9,420	635
Provision for income taxes	10,103	4,533	1,303
Non-cash charitable contributions	—	45,300	—
Termination of future lease contract	—	—	89,500
Adjusted EBITDA[1]	$441,935	$814,369	$ 305,004

[1] Non-cash charitable contributions of $2.7 million were not excluded from Adjusted EBITDA for the year ended December 31, 2020 as these were not material.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____

FORM 10-K

_____

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from   to

Commission file number 001-38872



Pinterest, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**26-3607129**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

505 Brannan Street	
San Francisco, California	**94107**
(Address of Principal Executive Offices, including zip code)	**(Zip Code)**

(415) 762-7100

Registrant's Telephone Number, Including Area Code

_____

Securities registered pursuant to Section 12(b) of the Act:

<u>Title of each class</u>	<u>Trading Symbol</u>	<u>Name of each exchange on which registered</u>
Class A Common Stock, $0.00001 par value	**PINS**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of a share of the registrant's common stock on June 30, 2022 as reported by the New York Stock Exchange on such date was approximately $9.7 billion.

As of January 31, 2023, there were 594,519,329 shares of the Registrant's Class A common stock, $.00001 par value per share, outstanding, and 89,348,474 shares of the Registrant's Class B common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2022.

Pinterest, Inc.
Table of contents

Note about forward-looking statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risk and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and are often characterized by the use of words such as "believes," "estimates," "expects," "projects," "may," "intends," "plans", "targets", "forecasts" or "anticipates," or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, statements about:

- general economic uncertainty in global markets and a worsening of global economic conditions or low levels of economic growth, including inflation, fear of recession, foreign exchange fluctuations and supply-chain issues;
- the effect of general economic and political conditions, including Russia's invasion of Ukraine;
- our financial performance, including revenue, cost and expenses and cash flows;
- our ability to attract, retain and recover users and maintain and grow their level of engagement;
- our ability to provide content that is useful and relevant to users' personal taste and interests;
- our ability to develop successful new products or improve existing ones;
- our ability to maintain and enhance our brand and reputation;
- potential harm caused by compromises in security, including our cybersecurity protections and resources and costs required to prevent, detect and remediate potential security breaches;
- potential harm caused by changes in online application stores or internet search engines' methodologies, particularly search engine optimization methodologies and policies;
- discontinuation, disruptions or outages in third-party single sign-on access;
- our ability to compete effectively in our industry;
- our ability to scale our business, including our monetization efforts;
- our ability to attract and retain advertisers and scale our revenue model;
- our ability to attract and retain creators and publishers that create relevant and engaging content;
- our ability to develop effective products and tools for advertisers, including measurement tools;
- our ability to expand and monetize our platform internationally;
- our ability to effectively manage the growth of our business;
- our ability to successfully manage our new flexible work model with a more distributed workforce;
- the impact of the COVID-19 pandemic, including its impact on global and regional economies and economic activity;
- our lack of operating history and ability to sustain profitability;
- decisions that reduce short-term revenue or profitability or do not produce the long-term benefits we expect;
- fluctuations in our operating results;
- our ability to raise additional capital on favorable terms or at all;
- our ability to realize anticipated benefits from mergers and acquisitions, joint ventures, strategic partnerships and other investments;
- our ability to protect our intellectual property;
- our ability to receive, process, store, use and share data, and compliance with laws and regulations related to data privacy and content;

- current or potential litigation and regulatory actions involving us;

- our ability to comply with modified or new laws and regulations applying to our business, and potential harm to our business as a result of those laws and regulations;

- real or perceived inaccuracies in metrics related to our business;

- disruption of, degradation in or interference with our use of Amazon Web Services and our infrastructure; and

- our ability to attract and retain personnel.

These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking statements made in this Annual Report on Form 10-K speak only as of the date on which such statements are made, and we undertake no obligation to update them in light of new information or future events, except as required by law.

You should carefully consider the above factors, as well as the factors discussed elsewhere in this Annual Report on Form 10-K. The factors identified above should not be construed as an exhaustive list of factors that could affect our future results and should be read in conjunction with the other cautionary statements that are included in this Annual Report. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. If any of these trends, risks or uncertainties actually occurs or continues, our business, revenue and financial results could be harmed, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Unless expressly indicated or the context requires otherwise, the terms "Pinterest," "company," "we," "us," and "our" in this document refer to Pinterest, Inc., a Delaware corporation, and, where appropriate, its wholly owned subsidiaries. The term "Pinterest" may also refer to our products, regardless of the manner in which they are accessed. For references to accessing Pinterest on the "web" or via a "website," such terms refer to accessing Pinterest on personal computers. For references to accessing Pinterest on "mobile," such term refers to accessing Pinterest via a mobile application or via a mobile-optimized version of our website such as m.pinterest.com, whether on a mobile phone or tablet.

Summary of risk factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors section below. This summary should be read in conjunction with the Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:

Business Strategy and Growth. Our strategic decisions and efforts to expand the business, including:

- our ability to scale our business for future growth;

- our ability to attract, grow, retain, recover, and engage our user base;

- our dependence on advertising for substantially all of our revenue;

- providing content that is useful and relevant to users' personal taste and interests;

- decisions consistent with our mission and values that may reduce our short- or medium-term operating results;

- removing objectionable content or blocking objectionable practices by advertisers or third parties;

- our ability to compete effectively for users, creators, publishers or advertisers;

- our ability to develop effective products and tools for advertisers;

- our further expansion and monetization of our platform internationally;

- effective management of our business growth;

- our acquisition of other businesses;

- our development of or investment in successful new products or improvements to existing one;

- our dependence on and ability to maintain and enhance a strong brand and reputation; and

- the attraction, retention, and loss of our key personnel and other highly qualified personnel.

Data, Security and Privacy.

- actual or perceived compromises in our security;
- the data, including personal information, we receive, process, store, use, and share, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and other matters; and
- the development of tools to accurately measure the effectiveness of advertisements on our platform and thereby attract and maintain advertisers.

Operation of Our Business. The manner in which we operate our business, including:

- the disruption and harm from the COVID-19 pandemic outbreak, as well as potential challenges of post-pandemic recovery;
- the inherent challenges of measurements related to user metrics and other estimates; and
- our ability to maintain and scale our technology infrastructure, including the speed and availability of our service.

Third-Party Reliance. Our use and dependence on third-party businesses and products, or the impacts of third-party business and products, including:

- our dependence on online application stores and internet search engines, including their methodologies, policies, and results, to direct traffic and refer new users to our service;
- users' ability to authenticate with our service through third-party login providers;
- our dependence on Amazon Web Services for the vast majority of our compute, storage, data transfer, and other services;
- effectively operating with mobile operating systems, web browsers, networks, regulations, and standards, which we do not control, and changes in our products or to those mobile operating systems, web browsers, networks, regulations or standards; and
- our reliance on software, technologies, and related services from other parties; and
- technologies that can block the display of our ads.

Legal and Regulatory Matters. The legal and regulatory frameworks, actions, and requirements to which our business, products, services, and operations are subject, including:

- any liability as a result of content or information that is published or made available on our service;
- government action to restrict access to our service or certain of our products in their countries;
- our involvement in any legal disputes or other disputes that are expensive to support and may be resolved adversely;
- an ability to protect our intellectual property and our use of "open source" software; and
- the interpretation and application of U.S. tax legislation or other changes in U.S. or non-U.S. taxation of our operations.

Financial Statements and Performance. The preparation of our financial statements and our financial and operating performance, including:

- our limited operating history and previously incurred operating losses, anticipated increases to operating costs, and expenses and our ability to obtain or maintain profitability;
- fluctuations in our operating results from quarter to quarter;
- our ability to obtain additional financing, if needed and any default on our credit obligations;
- greater than anticipated tax liabilities;
- limitations in our ability to use or benefit from our net operating loss carryforwards and certain other tax attributes;
- the requirements of being a public company;

- adverse global economic and financial conditions; and

- changes in accounting principles generally accepted in the United States.

Our Common Stock. The rights, restrictions, and structure of, and actions that we may take that impact, our common stock, including:

- the dual class structure of our common stock;

- trading price volatility of our Class A common stock;

- future offerings of debt or equity securities by us or existing stockholders that could adversely impact the market price of our Class A common stock;

- additional stock issuances, including in connection with settlement of equity awards, and any resulting dilution;

- provisions under Delaware law and our governing documents that could make a merger, tender offer, or proxy contest difficult;

- our certificate of incorporation's designation of a state or federal court located within Delaware as the exclusive forum for substantially all disputes between us and our stockholders; and

- our intention not to pay dividends for the foreseeable future.

Limitations of key metrics and other data

The numbers for our key metrics, which include our monthly active users (MAUs) and average revenue per user (ARPU), are calculated using internal company data based on the activity of user accounts. We define a monthly active user as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. The number of MAUs do not include Shuffles users unless they would otherwise qualify as MAUs. Unless otherwise indicated, we present MAUs based on the number of MAUs measured on the last day of the current period. We measure monetization of our platform through our average revenue per user metric. We define ARPU as our total revenue in a given geography during a period divided by the average of the number of MAUs in that geography during the period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. We calculate ARPU by geography based on our estimate of the geography in which revenue-generating activities occur. We use these metrics to assess the growth and health of the overall business and believe that MAUs and ARPU best reflect our ability to attract, retain, engage and monetize our users, and thereby drive revenue. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products across large online and mobile populations around the world. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in technology or our methodology.

Item 1. Business

Overview

Our mission is to bring everyone the inspiration to create a life they love.

Pinterest is where 450 million people around the world come each month to discover and visualize ideas for their daily activities like cooking dinner or deciding what to wear; for major commitments like remodeling a house or training for a marathon; for ongoing passions like gardening or fashion; and for milestone events like planning a wedding or a dream vacation.

Our users (who we call Pinners) often don't have the words to describe what they want, but they know it when they see it. Images and video can communicate concepts that are impossible to convey with words. On Pinterest, people discover inspiring and personalized visual content, which we call Pins. Pins are created when users, creators, publishers and businesses save or publish images and videos to Pinterest. Pins are saved and organized into collections, which we call boards and sections.

When people use Pinterest, they interact with several surfaces, each of which offer distinct functionalities and experiences. Users can discover relevant and personalized Pins, boards, creators and brands on our Home Feed, as well as by typing a query in the search bar. Users also visually search within images by selecting specific objects inside an inspiring scene e.g., a pair of shoes in a street fashion scene. Additionally, users can search what they see in the world around them by using the Pinterest Lens camera feature to upload images to our platform - for example, taking a picture of a lighting fixture. Subsequently, users are shown Pins that are visually similar to the specific object and that may be shoppable. This experience is powered by computer vision (that can identify objects and attributes within scenes) as well as by our catalog of shoppable inventory.

Pinterest also offers organizing and planning tools so users can also curate the content they see on Pinterest. Using boards and features like sections, users can save Pins so they can easily get back to them later. Saving to boards is not only useful to a user in a planning mindset, but it brings us a depth of understanding of our user tastes and preferences that powers our organic recommendations and advertising engine.

We help users take action by connecting them to shoppable products or linking to blogs and other sites that enable them to fulfill their vision. Whether users are browsing, searching or saving ideas, there are multiple ways they can discover shoppable product Pins, which display information like price, color and size. Additionally, product Pins click through directly to a retailer's website, resulting in traffic to merchants or advertisers.

Pinterest is unique because, through our policies and product development, we've designed it to be an inspiring platform that promotes positivity and emotional well-being. These efforts also create unique value for businesses and advertisers who use our platform since they connect to users in a more inspiring, positive environment throughout the consumer journey.

Our advertising products

Pinterest reaches 450 million monthly active users. We believe the value of Pinterest's audience to advertisers is driven not only by the number of users on our platform or their demographics, but also by how they use Pinterest. By facilitating the consumer journey from inspiration to action, Pinterest offers a full-funnel marketing solution, creating value for businesses seeking new audiences and sales.

Users come to Pinterest to be inspired – to gain inspiration for things like home decor, style or travel. This means that users come to the Pinterest platform with commercial intent, and they are often actively looking for products or services. Relevant ads can provide our users with useful and actionable content, and gives advertisers the opportunity to authentically engage with consumers. We also believe that many in-market consumers on Pinterest tend to be early in their purchase cycle and may not yet know what they want to purchase. Accordingly, we believe that consumers are open to engaging with, and learning about, brands and products with which they have less awareness.

Our full funnel advertising solution maps to the consumer buying journey on Pinterest, from building awareness and comprehension at the top of the funnel, to supporting consideration and engagement with brands in the middle of the funnel, to driving purchases at the bottom of the funnel. We help advertisers engage with consumers across a variety of verticals, with a range of consideration cycles which can be as short as the purchase of a health and beauty product to as long as planning a wedding or remodeling project. Advertisers can also use multiple ad objectives in combination to amplify the impact of their investments on the platform. Our pricing is based on campaign objectives, and advertisers measure the effectiveness of their campaigns using first and third party measurement solutions depending on their goals.

Building awareness

Our upper-funnel advertising solutions are typically utilized by advertisers looking to build their brand and drive awareness through views and impressions. Ads appear in all major surfaces, including the Home Feed, related Pins and on search. They mirror the visual style of organic Pins and are fully integrated into the design. Advertisers can leverage image and video (long and short form) ads in support of awareness objectives to capture users' attention with sight, sound, motion and rich visual storytelling.

Supporting consideration

Our mid-funnel performance advertising solutions support consideration objectives, typically measured by clicks. When a user clicks on an ad, she will either be taken directly to the product listing or directly to the product listing page on the advertisers website. For retailers with a significant owned e-commerce property and large product catalogs, we also support mobile deep linking, enabling Pinterest mobile app users to click from a Pin directly to a product detail page within a retailer's e-commerce app. There, a user can also pursue deeper consideration (by exploring available products and services or signing-up for memberships) and potentially transact. Advertisers frequently leverage collections ads, which further support consideration by displaying products in action using lifestyle imagery and video. Finally, by using multiple images within a single ad, Pinterest's carousel ads format enables advertisers to help users imagine multiple interactions with, and uses of, their product or service.

Driving purchases

Our lower-funnel performance advertising solutions are typically utilized by advertisers looking to drive purchases of products or services. Advertisers frequently leverage shopping ads and standard image ads, which run in a variety of surfaces across the Pinterest website and app, to showcase content in a simple format and drive purchases. Additionally, features such as Shoppable Pins and search ads, as well as product alerts and related products, provide advertisers with more ways to drive users to action.

Our advertising system

Ad auction

Advertisers on Pinterest primarily buy ads through an auction-based system. Our ad auction allows us to serve ads to users at relevant moments while optimizing business outcomes for advertisers. Today, our advertisers can optimize their campaigns across the full funnel, including upper funnel impressions on a cost per thousand impressions ("CPM") basis and video views on a cost per view ("CPV") basis, mid funnel clicks ("CPC") and lower funnel conversion objectives on a cost per action ("CPA") or on an optimized cost per thousand impressions ("oCPM") basis. Our auction system selects the best ad for each available ad impression, based on the likelihood of a desired action occurring and how much that action is worth to advertisers. The likelihood of the action occurring depends on a variety of factors, such as ad relevance, user intent and creative quality.

Ad relevance

Because ads are content on Pinterest, ad relevance is powered by the same principles that drive organic recommendations. Our unique understanding of our users' taste, interests and preferences, as well as where they are in their purchase journey allows advertisers to target highly relevant ads across the full funnel.

Advertisers can also target their ads to specific demographics (locations, languages, gender, age), device types, audiences (such as existing customers or users who recently engaged with their content) and interests or keywords. Additionally, they can choose whether they want ads to show in users' search surfaces, Home Feed or both.

Measurement

Measuring the effectiveness of digital spend is a high priority for our advertisers. Our measurement solutions are designed to help advertisers recognize the value of an investment on our platform across a variety of objectives. We enable our advertisers to meet their awareness, consideration and conversion objectives with a number of first-party tools to measure campaign effectiveness. We also have leading third-party measurement partners to validate Pinterest's performance and measure advertiser results.

Sales and marketing

Our go-to-market approach

The Pinterest platform enables a diverse group of advertisers to achieve a wide range of objectives, from building awareness to supporting consideration to driving purchases. We serve these advertisers in customized ways depending on their size, sophistication and objectives across the full funnel. We initially built our business with large consumer packaged goods ("CPG") and retail advertisers in the United States. While this group of advertisers continues to be a significant driver of our business, we are increasingly focused on building products and tools to serve advertisers across a wide range of verticals and advertising goals. This means improving the efficiency of our ads marketplace, using more automation to optimize for advertiser value, and more effectively measuring the unique value of advertising on Pinterest. We are also focused on expanding our international advertiser base.

Marketing

We have historically been able to mainly grow our global user base with relatively low marketing costs given the strength of our global brand, the utility of our service and unpaid traffic from search engines. We also use paid marketing campaigns, including brand marketing for awareness and comprehension, as well as performance marketing campaigns focused on user and advertiser acquisition.

Our technology innovation

We believe we have one of the largest image-rich data sets ever assembled. This lets us analyze trends, understand intent and predict consumer behavior. And, we are just scratching the surface of what is possible. Looking ahead, we are excited about new technical challenges, including fine-grained image recognition, object-to-object visual search and large-scale visual search infrastructure.

Our competition

We primarily compete with consumer internet companies that are either tools (search, ecommerce) or media (newsfeeds, video, social networks). We compete with companies that are larger and more established such as Amazon, Meta (including Facebook and Instagram), Google (including YouTube), Snap, TikTok and Twitter. Many of these companies have significantly greater financial and human resources. We also face competition from smaller companies in one or more high-value verticals, including Allrecipes, Houzz and Tastemade, that offer users engaging content and commerce opportunities through similar technology or products to ours. We remain focused on emerging competition as well.

We face competition across almost every aspect of our business. We compete to attract, engage and retain users and their time and attention. We also compete with other platforms to attract, retain and grow our base of creators and publishers. We also compete for advertisers and advertising revenue across a variety of formats and goals, which depends on our ability to deliver compelling returns on investment. Finally, we compete for talent to attract and retain highly talented individuals, particularly people with expertise in computer vision, artificial intelligence and machine learning.

Intellectual property

Our success is tied in part to our ability to protect our intellectual property and key technological innovations. We rely on a combination of federal, state and common-law rights in the United States and rights under the laws of other countries, as well as contractual restrictions, to protect our intellectual property and other proprietary rights. We rely on a combination of patents, copyrights, trademarks, trade secrets, domain names and other intellectual property rights to help protect our brand and proprietary technologies. In addition, we generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information and proprietary technology and to preserve our rights thereto.

As of December 31, 2022, we had over 380 issued patents and pending patent applications in the United States and foreign countries relating to aspects of our actual or contemplated operations and technologies. We also had over 600 registered trademarks and trademark applications in the United States and foreign countries, including our "Pinterest" name and related logos.

We are also dependent on third-party content, technology and intellectual property in connection with our business.

We are presently involved in a number of intellectual property lawsuits, and expect to continue to face allegations from third parties, including our competitors and "non-practicing entities," that we have infringed or otherwise violated their intellectual property rights.

For additional information on risks relating to intellectual property, please see the sections titled "Risk Factors" and "—Legal Proceedings."

Government regulation

We are subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business, including laws and regulations that involve data privacy and data protection, intellectual property (including copyright and patent laws), content regulation, rights of publicity, advertising, marketing, health and safety, competition, protection of minors, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance. Our business may also be affected by the adoption of any new or existing laws or regulations or changes in laws or regulations that adversely affect the growth, popularity or use of the internet, or that significantly restrict or impose conditions on our ability to collect, store, augment, analyze, use and share data or increase consumer notice or consent requirements before a company can utilize cookies or other tracking technologies or that increase the liability of content platforms like us. Many relevant laws and regulations are still evolving and may be interpreted, applied, created or amended in a manner that could harm our business, and new laws and regulations may be enacted, including in connection with the restriction or prohibition of certain content or business activities. For example, the forthcoming EU Digital Services Act ("DSA") will impose significant new burdens on content platforms like us.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our service, including the Digital Millennium Copyright Act ("DMCA"), the Communications Decency Act ("CDA") and the fair-use doctrine in the United States, and the Electronic Commerce Directive in the European Union. In addition, various countries around the world have adopted and pending legislations, including the implementation of the EU Directive on Copyright in the Digital Single Market ("EU Copyright Directive") in EU Member States which may impose additional obligations or liability on us associated with content uploaded by users to our platform.

We receive, process, store, use and share data, some of which contains personal information. We are therefore subject to U.S. federal, state, local and foreign laws and regulations regarding data privacy and the collection, storage, sharing, use, processing, disclosure and protection of personal information and other data from users, employees or business partners, including the General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act ("CCPA"), including the California Privacy Rights Act ("CPRA") and other state laws that may take effect in 2023. These laws expand the rights of individuals to control how their personal data is processed, collected, used and shared, creates new regulatory and operational requirements for processing personal data, increases requirements for security and confidentiality and provides for significant penalties for non-compliance. There are also a number of legislative proposals recently enacted or pending before the U.S. Congress, various state legislatures and foreign governments concerning content regulation and data protection that could affect us. These and other laws and regulations that may be enacted, or new interpretation of

existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply.

Government authorities outside the United States may also seek to restrict access to or block our service, prohibit or block the hosting of certain content available through our service or impose other restrictions that may affect the accessibility or usability of our service in that country for a period of time or even indefinitely. For example, access to our service has been or is currently restricted in whole or in part in China, India, Kazakhstan and Turkey. In addition, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content.

For additional information, see the sections titled "Risk Factors" and "—Legal Proceedings."

Seasonality

We have historically experienced seasonality in user growth, engagement and monetization on our platform. Historically, we have had lower engagement in the second calendar quarter and industry advertising spend tends to be strongest in the fourth quarter. We did not experience typical seasonal trends in 2020 and 2021 due to the COVID-19 pandemic. In 2022, we started to return to typical seasonal trends.

Talent management and development

In order to fulfill our mission of bringing everyone the inspiration to create a life they love, we strive to attract and retain top talent. To attract and retain great talent, we strive to create opportunities for our employees to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs, and by programs that build connections between our employees and their communities. As of December 31, 2022, we had 3,987 full-time employees.

Inclusion and diversity

We strive to create an inclusive and diverse workplace where employees are empowered to bring their whole, authentic selves to work every day. We seek for and respect diverse perspectives which can only help us create a more inclusive and diverse product.

We seek inclusion and diversity at the highest level in our organization. Our board of directors includes directors from various backgrounds, industries, skills and experience. Our board of eleven directors is composed of eight independent directors. Our board as well as our leadership team is diverse in terms of gender, race, skills, expertise and experience.

We have published a diversity report since 2015 which we make publicly available on our website. We believe it is important to hold ourselves accountable to creating a diverse workforce. Our diversity report includes our current hiring goals, how we performed against the goals and our workforce demographic data.

We have also created employee resource groups that are aligned around dimensions of diversity, such as gender, ethnicity, sexual orientation or other shared attributes, which we believe help build community and enable opportunities for development.

Amongst other initiatives and avenues for raising concerns, we have an ombuds program intended to give every employee the opportunity to engage confidentially with neutral, trained professionals for independent support resolving conflicts in the workplace.

Employee health, safety and benefits

The success of our business is fundamentally tied to the well-being of our people. We are committed to the health, safety and wellness of our employees. We provide our employees and their families with access to a variety of flexible and convenient health and wellness programs that support their physical and mental health by providing tools and resources to help them improve or maintain their health. In response to the COVID-19 pandemic, we implemented significant changes that we determined were in the best interest of our employees, as well as the communities in which we operate, and which comply with government regulations. We temporarily closed all our offices (including our corporate headquarters) globally in 2020. We began reopening our offices in a phased manner following local government regulations and with proper

additional safety measures for employees. We also announced our flexible work model that provides employees the autonomy to live and work flexibly in the locations we have offices in, while prioritizing intentional in-person collaboration at our offices.

We provide robust compensation and benefits programs to help meet the needs of our employees. In addition to salaries, these programs (which vary by country/region) include equity awards, a 401(k) Plan, healthcare and insurance benefits, health savings and flexible spending accounts, flexible paid time off, family leave, family care resources, flexible work schedules, employee assistance programs and charitable donation matching, among many others. We continue to review and update our compensation and benefits. For example, we enhanced our family leave benefits for birthing and adoptive parents effective January 1, 2022. Because every family is unique, we offer additional benefits to parents and caregivers with newborns in neonatal intensive care, adoptive parents and people experiencing miscarriage. To promote financial wellbeing, we offer money management education, financial planning and investment services. To promote emotional wellbeing, we offer free access to mental health and wellbeing tools like Lyra, Ginger, Calm and Cleo.

Learning and development

We help our employees create a career that is inspiring, impactful and ultimately time well spent. We have programs for open and ongoing conversation towards career growth goals both long term and short term. We also have workshops dedicated to learning new skills and developing an employee's career. We set aside a dedicated personal learning and development budget for every employee.

Corporate information

We were incorporated in Delaware in October 2008 as Cold Brew Labs Inc. In April 2012, we changed our name to Pinterest, Inc. Our principal executive offices are located at 505 Brannan Street, San Francisco, California 94107, and our telephone number is (415) 762-7100. We completed our initial public offering in April 2019 and our Class A common stock is listed on the New York Stock Exchange under the symbol "PINS." Unless the context requires otherwise, the words "Pinterest," "we," "Company," "us" and "our" refer to Pinterest, Inc. and our wholly owned subsidiaries.

Available information

Our website is located at www.pinterest.com, and our investor relations website is located at http://investor.pinterestinc.com/. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available, free of charge, on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission, or the SEC. The SEC also maintains a website that contains our SEC filings. The address of the site is www.sec.gov. We use our http://investor.pinterestinc.com/ and www.pinterest.com websites as a means of disclosing material nonpublic information and for complying with our disclosure obligations under Regulation FD of the Exchange Act.

The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk factors

Investing in our Class A common stock involves a high degree of risk. In addition to the other information set forth in this Annual Report, you should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before deciding to invest in our Class A common stock. The occurrence of any of the following risks could harm our business, reputation, revenue, financial results and prospects. In addition, risks and uncertainties that are not presently known to us or that we currently believe are immaterial could also harm our business, reputation, revenue, financial results and prospects. If any of these risks occur, the value of our Class A common stock could decline and you may lose all or part of your investment.

Risks related to our business strategy and growth

We generate substantially all of our revenue from advertising. The failure to attract new advertisers, the loss of advertisers or a reduction in how much they spend could harm our business, revenue and financial results.

Substantially all of our revenue is generated from third-party advertising. However, we may not be able to continue to grow and scale this revenue model. Our growth strategy depends on, among other things, attracting more advertisers (including expanding our sales efforts to reach advertisers in international markets), scaling our business with existing advertisers and expanding our advertising product offerings.

Most advertisers do not have long-term advertising commitments with us. Many of our advertisers only recently started working with us and spend a relatively small portion of their overall advertising budget with us. In order to increase the number of advertisers and increase the portion of the advertising budget that our existing advertisers spend with us, we must invest in new tools and expand our sales force, and there can be no assurance that those efforts will be successful. The insights on user behavior we provide to advertisers may not yield effective results for the advertisers and may reduce or stop their spend on our platform. In addition, advertisers may view some of our products or our platform as experimental and may devote only a small portion of their advertising spend to our platform unless we improve existing and develop new measurement tools that better demonstrate the effectiveness of our platform. In addition, many advertisers do not have advertising creative content in a format that would be successful on our platform and may be unable or unwilling to devote the technical or financial resources required to develop content for our platform. While we continue to develop and deploy tools to allow advertisers to create content for our platform, we may be unable to develop tools that effectively and efficiently meet the needs of advertisers. Advertisers will not do, or continue to do, business with us if they do not believe that our advertisements are effective in meeting their campaign goals, if we cannot measure the effectiveness of our advertising products or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives.

A substantial portion of our revenue is derived from a small number of advertisers and is currently concentrated in certain verticals, particularly CPG and retail. We either contract directly with advertisers or with advertising agencies on behalf of advertisers. Many of these advertising agencies are owned by large media corporations that exercise varying degrees of control over the agencies. Our business, revenue and financial results could be harmed by the loss of, or a deterioration in our relationship with, any of our largest advertisers or with any advertising agencies or the large media corporations that control them.

Our advertising revenue could be harmed by many other factors, including:

- changes in the price of advertisements;

- our inability to create new products that sustain or increase the value of our advertisements;

- our inability to meet advertiser demand on our platform if we cannot increase the size and engagement of our user base;

- our inability to find the right balance between brand and performance advertising and provide the right products and platform to support the pricing and demand needed for each of the advertisers;

- changes in user demographics that make us less attractive to advertisers;

- our inability to make our ads more relevant and effective;

- any decision to serve contextually relevant advertisements when the price of relevant advertisements may be lower than other advertisements that we could show users that are less relevant;

- the availability, accuracy and utility of our analytics and measurement solutions that demonstrate the value of our advertisements, or our ability to further improve such tools;

- changes to our data privacy practices (including as a result of changes to laws or regulations or third-party policies) that affect the type or manner of advertising that we are able to provide;

- our inability to collect and share data which new or existing advertisers find useful;

- competitive developments or advertiser perception of the value of our products;

- product changes or advertising inventory management decisions we make that change the type, size or frequency of advertisements on our platform;

- users that upload content or take other actions that are deemed to be hostile, inappropriate, illicit, objectionable, illegal or otherwise not consistent with our advertisers' brands;

- the impact of invalid clicks or click fraud on our advertisements;

- the failure of our advertising auction mechanism to target and price ads effectively;

- difficulty and frustration from advertisers who may need to reformat or change their advertisements to comply with our guidelines or experience challenges uploading and conforming their advertisements with our system requirements;

- the macroeconomic conditions and the status of the advertising industry, such as the global outbreak of the COVID-19 pandemic, fear of recession, inflation, supply chain issues, and inventory and labor shortages, which could cause businesses to spend less on advertising and/or direct their advertising spend to larger companies that offer more traditional and widely accepted advertising products; and

- the other risks and uncertainties described in this Annual Report on Form 10-K.

These and other factors could reduce the amount that advertisers spend on our platform, or cause advertisers to stop advertising with us altogether. Any of these events could harm our business, revenue and financial results.

Our ecosystem of users and advertisers depends on our ability to attract, retain and engage our user base. If we fail to add new users or retain or recover users, or if users engage less with us, our business, revenue and financial results could be harmed.

We must attract, grow, retain and engage our users on our platform. Our active users may not grow, and may decline.

If current and potential users do not perceive their experience with our platform to be useful, or the content that we serve to them to be relevant to their personal taste and interests, we may not be able to attract new users, retain existing users, recover past users or maintain or increase the frequency and duration of users' engagement. User engagement has and will continue to fluctuate depending on factors beyond our control. For example, although we saw a higher number of users and higher user engagement during the peak of the COVID-19 pandemic in 2020, we experienced declines in the number of users and lower levels of user engagement as the COVID-19 pandemic began to subside.

We anticipate that our active user growth rate will decline over time if the size of our active user base increases or we achieve higher market penetration rates. As a result, our financial performance will increasingly depend on our ability to increase user engagement and our monetization efforts. We also may not be able to penetrate certain demographics in a meaningful manner to grow the number of users. For example, in the United States, historically a substantial majority of our users have been women of ages 18-64. We may not be able to further increase the number of users in this demographic and may need to increase the number of users in other demographics, such as men and international users, in order to grow our users.

There are many other factors that could negatively affect user growth, retention and engagement, including if:

- our competitors mimic our products or product features or create more engaging platforms or products, causing users to utilize their products instead of, or more frequently than, our products;

- we do not provide a compelling user experience because of the decisions we make regarding our products or the type and frequency of advertisements that we display;

- our content is not relevant to users' personal taste and interests;

- search queries by users do not yield relevant results;

- third parties do not permit or continue to permit their content to be displayed on our platform;

- users have difficulty or are blocked from installing, updating or otherwise accessing our platform on mobile devices or web browsers;

- there are changes in the amount of time users spend across all applications and platforms, including ours;

- users use or spend more time on other platforms that they feel are more relevant or engaging;

- we are unable to attract creators or publishers to create engaging and relevant content on our platform;

- technical or other problems frustrate the user experience, particularly if those problems prevent us from delivering our service in a fast and reliable manner;

- we are unable to successfully educate users how to utilize new products and product features that we introduce, such as live stream content, video and shopping features;

- users are located in countries with low smartphone penetration or with lack of cellular based data network since our products typically require high bandwidth data capabilities;

- changes in regulations or our contractual arrangements that adversely impact our access to, and use of, zero-rating offers or other discounts or data usage for our platform;

- we are unable to address user and advertiser concerns regarding the content, privacy and security of our platform;

- we are unable to combat spam, harassment, cyberbullying, discriminatory, political or other hostile, inappropriate, misleading, abusive or offensive content or usage on our products or services;

- users adopt new technologies that block our products or services or where our products or services may be displaced in favor of other products or services, or may not be featured or otherwise available;

- third-party initiatives that may enable greater use of our platform, including low-cost or discounted data plans, are discontinued;

- merchants on Pinterest do not provide users with positive shopping experiences, for example, if products are not of the quality depicted on the platform or not readily available for purchase;

- there are macro level conditions that are beyond our control, such as the COVID-19 pandemic and Russia's invasion of Ukraine that cause users to spend less time on our platform; or

- the other risks and uncertainties described in this Annual Report on Form 10-K.

Our ability to serve advertisements on our platform, and therefore the value proposition for our advertisers, depends on the size and engagement of our user base. Our growth efforts are not currently focused on increasing the number of daily active users, and we do not anticipate that most of our users will become daily active users. Therefore, even if we are able to increase demand for our advertising products, we may not be able to deliver those advertisements if we cannot also increase the size and engagement of our user base, which could harm our business, revenue and financial results.

Any decrease in user growth, retention or engagement could render our platform less attractive to users or advertisers, and could harm our business, revenue and financial results.

If we are not able to continue to provide content that is useful and relevant to users' personal taste and interests or fail to remove objectionable content or block objectionable practices by advertisers or third parties, user growth, retention or engagement could decline, which could result in the loss of advertisers and revenue.

Our success depends on our ability to provide users with content, including advertisements and shopping content, that is useful and relevant to their personal taste and interests, which in turn, depends on the content contributed by our users, creators, publishers, advertisers, merchants and other third party partners and the manner in which we present that content to users. We may not be able to effectively compete for content on our platform or may get content that is not relevant, useful or inspiring to our users.

Users engage with content that is relevant to their country, language and gender preferences as well as their personal interests and intent. We may not correctly or timely identify and serve content that is useful and relevant to users. In addition, new content and new or different forms of content we distribute may not have as much relevancy signal for optimal distribution of the pins as prior content and forms of content that have been saved repeatedly on our platform

which may result in lower users engagement with such content. For example, we have been investing in publishing native content and short form video content on our platform. User engagement has declined and may continue to decline as we continue to learn to distribute this native and short form video content efficiently and as users learn new ways to use and navigate our platform. As a result, we may not be able to provide adequate, useful or relevant content to our users. Content that is not visually pleasing, is not intuitive or easy to use or is not in the desired language may not be engaging for users, especially in non-U.S. markets. If users do not believe that we offer content that is useful and relevant to their personal taste and interests, user growth, retention or engagement may decline, which could result in the loss of advertisers and revenue.

Some of the actions that we may take to make our content more useful and relevant may reduce traffic that we drive from our platform to the websites of third parties, which may reduce their willingness to contribute or continue availability of their content on our platform. We endeavor to keep divisive, disturbing or unsafe content off our platform. We do this by deleting or hiding certain types of content, even if this content would be permitted on other platforms, which could result in a decrease in user growth, retention or engagement. We apply significant judgment in making these determinations and may be unsuccessful in our efforts to remove this content in a manner that is (or is perceived to be) consistently applied and on a timely basis or at all, which could also result in a decrease in user growth, retention or engagement. Further, if we fail to identify and keep off our platform advertisers and merchants who offer poor quality goods or fail to deliver goods to their customers, we may lose user confidence. In addition, controversies regarding content on other social media platforms, such as the boycott of Facebook and Twitter by some advertisers and the allegations of the impact of social media on the mental health of users, may impact user engagement and advertising spending on our platform, which could adversely affect our business and revenue. Any of these factors could result in decrease in user growth, retention or engagement.

We regularly monitor how our advertising affects users' experiences in our effort to avoid delivering too many advertisements or irrelevant advertisements to users. Therefore, we may decide to change the number of advertisements or eliminate certain types of advertisements to maintain users' satisfaction in the service. We may make changes to our platform based on feedback provided by users or advertisers. These decisions may not produce the short-term or long-term benefits that we expect, in which case user growth, retention and engagement, our relationships with advertisers, and our business, revenue and financial results could be harmed.

If we are unable to collect and use data either because of data privacy laws and regulations, it could impact our ability to effectively deliver relevant content. These laws and regulations may also impact our ability to expand advertising on our platform, as they may impede our ability to deliver targeted advertising and accurately measure our ad performance. Additionally, even if not prohibited by data privacy laws and regulations, we may elect not to collect certain types of data if we believe doing so would be inconsistent with our users' expectations, if the source is unreliable or for any other reason. Similarly, the increase in media attention about online privacy and data protection may motivate users to take certain actions to protect their privacy. Users may elect not to allow data sharing for a number of reasons, such as data privacy concerns. This could impact our ability to deliver relevant content aligned with users' personal taste and interests. Additionally, the impact of these developments may disproportionately affect our business in comparison to certain peers in the technology sector that, by virtue of the scope and breadth of their operations or user base, have greater access to user data.

Since substantially all our revenue is generated from advertising, our inability to serve the volume of advertisements desired by our advertisers, may deter new or existing advertisers from using our platform which could harm our business, revenue and financial results.

If we are unable to compete effectively for users, our business, revenue and financial results could be harmed.

We face significant competition to attract, retain and engage users and for their time and attention. We compete with consumer internet companies that are either tools (search, e-commerce, creator tools) or media (newsfeeds, video, social networks).

We compete with large, established companies and companies that offer widely used products, such as Amazon, Meta (including Instagram), Google (including YouTube), Snap, TikTok and Twitter, which provide their users with a variety of online products, services, content (including video), creator incentives and offerings, and advertising offerings, including web search engines, social networks and other means of discovering, using or acquiring goods and services. Many of these competitors have longer operating histories, significantly greater financial, technical, research, marketing and other resources and larger user bases than we do. Many of these competitors also have access to larger volumes of data and

platforms that are used on a more frequent basis than ours, which may enable them to better understand their user base and develop and deliver more relevant content.

Our competitors have previously and may continue to develop technology, products, services or interfaces that are similar to our existing and future products quickly and at scale, or that achieve greater market acceptance than our products, including by users, advertisers, creators, publishers and other third parties. Some of our competitors also operate existing products that have significant market power in certain market sectors and could use that market power to advance their own products or services that compete with ours. For example, many of our competitors have introduced shopping platforms, expanded their video-based and live shopping experiences and launched a series of features and integrations that add DIY or How To videos. These competitors may engage in more extensive research and development efforts and undertake more extensive marketing campaigns, which may allow them to build larger, more engaged user bases than ours. Also, some of our existing or potential competitors operate products or services from which we currently derive substantial value, such as search engines and email, and those competitors could reduce or eliminate the value and information we receive.

We also face competition from smaller companies in one or more high-value verticals that offer users engaging content and commerce opportunities through similar technology, products, features or services to ours. In addition, emerging startups may be able to innovate and provide technology, products, services or features similar to ours or before us.

Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in user preferences. Barriers to entry in our industry are low, and our intellectual property rights may not be sufficient to prevent competitors from launching comparable products or services.

In emerging international markets, where mobile devices often lack large storage capabilities, we may also compete with other applications for the limited space available on a user's mobile device.

In addition to the above, we believe that our ability to compete for users depends upon many factors both within and beyond our control, including:

- the usefulness, novelty, performance and reliability of our platform compared to those of our competitors;

- the timing and market acceptance of our products, including the developments and enhancements to those products, offered by us or our competitors;

- our brand strength relative to our competitors; and

- the other risks and uncertainties described in this Annual Report on Form 10-K.

If we are unable to compete effectively for advertisers, our business, revenue and financial results could be harmed.

We face significant competition for advertising revenue across a variety of formats. To compete effectively, we must enable our advertisers to easily create content and buy, forecast, optimize and measure the performance of advertising on our platform. In order to grow our revenue and improve our operating results, we must increase our share of advertising spend relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products, as well as more robust tools to measure the effectiveness of advertising campaigns.

Some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising spend. They have large distributed sales forces and an increasing amount of control over mobile distribution channels. These competitors' economies of scale allow them to have access to larger volumes of data and platforms that are used on a more frequent basis than ours, which may enable them to better understand their user base and develop and deliver more targeted advertising. They may not need to rely on third-party data, including data provided by advertisers, in order to effectively target the campaigns of advertisers, which could make their advertising products more attractive to advertisers than ours as third-party data becomes less available to us, whether because of regulatory changes, privacy concerns or other reasons. If we are unable to provide our advertisers with the ability to effectively target their advertising campaigns, or if our advertisers do not believe that our value proposition is as compelling as those of our competitors, we may not be able to attract new advertisers or retain existing ones, and our business, revenue and financial results could be harmed.

We believe that our ability to compete for advertisers depends upon many factors both within and beyond our control, including:

- sales, marketing, customer service and support efforts;

- first- and third-party data available to us relative to our competitors;

- ease of use, performance, price and reliability of solutions developed either by us or our competitors;

- the attractiveness and volume of our product and service offerings (including pricing and measurement tools) compared to those of our competitors;

- the strength of our advertiser relationships and offerings compared to those of our competitors;

- the ease with which our advertising products fit into existing advertiser budgets compared to those of our competitors;

- positions or actions taken by us, users, advertisers or other third parties that may impact our brand and reputation or the desirability of advertising on online platforms in general; and

- the other risks and uncertainties described in this Annual Report on Form 10-K.

We may not be able to develop effective products and tools for advertisers.

Growth in our advertising revenue depends on our ability to continue to develop and offer effective products and tools for advertisers. New ad formats that take up more space on our platform may result in fewer impressions, which could adversely affect our revenue. Alternatively, new ad formats, such as video ads, may be more engaging and users may spend less time browsing or searching on our platform, which could adversely affect our revenue. As the advertising market generates and develops new concepts and technology, we may incur additional costs to implement more effective products and tools. We may introduce changes to our existing ad products or develop and introduce new and unproven ad products with which we have little or no prior experience. Each of these could result in unintended outcomes or results that are not well received by advertisers. In addition, if new or enhanced ad products fail to attract or retain advertisers, we may fail to generate sufficient revenue. Further, continuing to develop and improve these products and tools may require significant time and resources and additional investment. If we cannot continue to develop and improve our advertising products and tools in a timely fashion, or if our advertising products and tools are not well received by advertisers, our advertising revenue could be adversely affected.

If we do not develop successful new products or improve existing ones, our business may suffer. We may also invest in new products that fail to attract or retain users or generate revenue.

Our ability to grow, retain and engage our user base and therefore increase our revenue depends on our ability to successfully enhance our existing products and create new products, both independently and in conjunction with platform developers or other third parties, and to do so quickly. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience. Our focus on innovation and experimentation could result in unintended outcomes or decisions that are poorly received by users. If new or enhanced products fail to engage our users, we may fail to generate sufficient revenue, operating margin or other value to justify our investments, any of which could harm our business, revenue and financial results. We also may develop new products that may increase user engagement and costs that may not increase revenue or that may not be fully integrated into the user experience.

Further, our products often require users to learn new behaviors that may not always be intuitive to them. To the extent that new users are less willing to invest the time to learn to use our products, or if we are unable to make our products easier to learn to use, our user growth, retention or engagement could be affected, and our business, revenue and financial results could be harmed.

We continue to develop our international growth strategy and may not succeed in further expanding and monetizing our platform internationally and may be subject to increased international business and economic risks.

We continue to develop and evolve our international growth strategy and may adjust the way we expand our business operations outside the United States. We may limit our expansion or decrease our operations in certain international markets, including discontinuing advertising in those markets or not monetizing those markets at all, which could harm our reputation and business, revenue and financial results. Alternatively, we may plan to enter new international markets and expand in existing markets where we have limited or no experience in deploying our service or selling advertisements. We may launch our advertising platform in countries where we do not have sales staffing in place, where market perception of our service and ad platform may be low or where our audience size in a given market may be low relative to advertiser expectations, all or any of which could limit our ability to monetize those countries. Further, in order to expand successfully, we need to offer content and products that are customized and relevant to local users and advertisers, which requires significant investment of time and resources.

We are subject to a variety of risks inherent in doing business internationally, and our exposure to these risks will increase as we continue to expand our operations, user base and advertiser base globally. These risks include:

- political, social and economic instability, including armed conflict or hostilities, such as Russia's invasion of Ukraine;
- selective or inconsistent government regulatory action or enforcement;
- fluctuations in currency exchange rates and restrictions on currency conversions;
- higher levels of credit risk and payment fraud;
- enhanced difficulties of integrating any foreign acquisitions;
- reduced protection for intellectual property rights in some countries;
- difficulties in staffing and managing global operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations and subsidiaries;
- different regulations and practices with respect to employee/employer relationships, existence of workers' councils and labor unions, and other challenges caused by distance, language and cultural differences, making it harder to do business in certain international jurisdictions;
- increasing labor costs due to high wage inflation in certain international jurisdictions;
- compliance with statutory requirements relating to our equity;
- regulations that might add difficulties in repatriating cash earned outside the United States and otherwise prevent us from freely moving cash;
- import and export controls and restrictions and changes in trade regulations, including sanctions;
- compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions;
- compliance with laws governing supply chains and related business operations;
- compliance with GDPR and similar data privacy and data protection laws;
- compliance with laws that might restrict content or advertising, require us to provide user information, including confidential information, to local authorities or add significant requirements that make it difficult to operate in that jurisdiction;
- macroeconomic conditions, such as inflation, labor shortage and the COVID-19 pandemic which had an impact on the pace of our global expansion;
- compliance with multiple tax jurisdictions and management of tax impact of global operations; and
- the other risks and uncertainties described in this Annual Report on Form 10-K.

If we are unable to execute our strategy on international growth and manage the complexity of global operations successfully, our business, revenue and financial results could be harmed.

We may not be able to effectively manage the growth of our business.

Although we have experienced rapid growth and demand for our product in our initial years, we have not seen the same level of rapid growth more recently and cannot assure you that our business will grow at these same rates or at all. The growth and expansion of our business and product offerings and the increase in full-time employees place significant challenges on our management, operational and financial resources, including managing multiple relationships with users, creators, publishers, advertisers, technology licensors and other third parties. If we continue to grow our operations or the number of our third-party relationships, our technology systems, procedures or internal controls may not be adequate. Further, we may not be able to continue to develop or maintain a long term growth strategy or execute the strategy effectively, which may harm our business, revenue and financial results. Further, due to challenging macroeconomic conditions, we may make decisions to save costs in certain ways that adversely affect our business, operations, revenue and financial results.

Over the years, our organization has grown in number of employees and offices. We also recently announced a flexible work model and a majority of our employees are working remotely. As a result, we are required to implement more complex organizational management structures. We also find it increasingly difficult to preserve our workplace culture, including our ability to quickly develop and launch new and innovative products and adequately oversee employees and business functions. This is particularly true in recent times as we transition to our recently announced flexible work model

and a majority of our employees are working remotely. Our inability to effectively manage the growth of our organization may harm our business, revenue and financial results.

We make decisions consistent with our mission and values that may reduce our short- or medium-term operating results.

Our mission—to bring everyone the inspiration to create a life they love—and company values are integral to everything we do. We frequently make decisions regarding our business and service in accordance with our mission and values that may reduce our short- or medium-term operating results if we believe those decisions will improve the experiences of users, advertisers, content creators, employees or our community, and therefore benefit our business. For example, we may choose to remove content that we have determined does not create an inspiring and positive experience for users or revise our policies in ways that decrease user engagement. These decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, any of which could harm our business, revenue and financial results.

We may acquire other businesses, talent or technology, which could require significant management attention, disrupt our business, dilute stockholder value and harm our business, revenue and financial results.

As part of our business strategy, we have made and intend to make acquisitions to add specialized employees and complementary companies, products or technologies. Our previous and future acquisitions may not achieve our goals, and we may not realize benefits from acquisitions we make in the future. Any acquisitions, including the integration process will require significant time and resources, and we may not be able to manage the process successfully. If we fail to successfully integrate acquisitions, or the personnel or technologies associated with those acquisitions, the business, revenue and financial results of the combined company could be harmed. Our acquisition strategy may change over time and future acquisitions we complete could be viewed negatively by users, advertisers, investors or other parties with whom we do business. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition, including accounting charges. We may also incur unanticipated liabilities that we assume as a result of acquiring companies. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our securities. We would expect to finance any future acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing or cash from operations. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our acquisition strategy could require significant management attention, disrupt our business and harm our business, revenue and financial results.

Our business depends on a strong brand and reputation, and if we are unable to maintain and enhance our brand and reputation, our ability to expand our user and advertiser base will be impaired and our business, revenue and financial results could be harmed.

We believe that our brand, identity and reputation has significantly contributed to the success of our business. We also believe that maintaining and enhancing the "Pinterest" brand and reputation is critical to retaining and growing our user, creator, publisher and advertiser base. Maintaining and enhancing our brand and reputation depends largely on our continued ability to provide high-quality, relevant, reliable, trustworthy and innovative products, which may require substantial investment and may not be successful. We may need to introduce new products or updates to existing products that require users to agree to new terms of service that users do not like, which may negatively affect our brand and reputation. Additionally, advertisements or actions of our advertisers may affect our brand and reputation if users do not think the advertisements help them accomplish their objectives, or view the advertisements as intrusive, annoying or misleading or have poor experiences with our advertisers. In addition, our brand, identity and reputation may be adversely affected by perceptions of social media platforms in general, including perceptions resulting from factors unrelated to the company's actions or the content or actions of users, such as the boycott of Facebook and Twitter by some advertisers or allegations of the impact of social media on the mental health of users.

Our brand and reputation may also be negatively affected by the content or actions of our users that are deemed to be hostile or inappropriate to other users, by the actions of our users acting under false or inauthentic identities, by the use of our products or services to disseminate information that is deemed to be misleading, or by the use of our platform for illicit, illegal or objectionable ends. We also may fail to respond expeditiously to the sharing of illegal, illicit or objectionable content on our platform or objectionable practices by advertisers, or to otherwise address user or advertiser concerns, which could erode confidence in our brand and damage our reputation. We expect that our ability to identify and respond

to this content in a consistently applied manner and on a timely basis or at all may decrease as the number of users grows, as the amount of content on the platform increases or as we expand our product and service offerings, such as video and live streaming content. Any governmental or regulatory inquiry, investigation or action, including based on the appearance of illegal, illicit or objectionable content on our platform, our business practices, or failure to comply with laws and regulations, could damage our brand and reputation, regardless of the outcome.

We have experienced, and expect to continue to experience, media, legislative, governmental, regulatory, investor and other third-party scrutiny of our decisions. Any scrutiny, inquiry, investigation or action, including regarding our data privacy, copyright, content, employment or other practices, workplace culture, charitable giving, product changes, product quality, litigation or regulatory action or regarding the actions of our employees, users or advertisers or other issues, may harm our brand and reputation. In addition, scrutiny of other companies in our industry, including their impact on user "screen time" or their content policies or data privacy practices, could also have a negative impact on our brand and reputation. These concerns, whether actual or unfounded, may also deter users, creators, publishers or advertisers from using our platform.

Adverse publicity, whether or not accurate, relating to events or activities attributed to us, our employees, third-party vendors, users, creators, publishers or our advertisers, or to social media platforms in general, may tarnish our reputation and reduce the value of our brand. If we fail to promote and maintain the "Pinterest" brand or preserve our reputation, or if we incur excessive expenses in this effort, our business, revenue and financial results could be harmed.

Risks related to Data, Security and Privacy

If our security is compromised, or users or advertisers believe our security has been compromised, we could lose the trust of users, creators, publishers and advertisers who may use our platform less or may stop using our platform altogether, which could harm our business, revenue and financial results.

Our efforts to protect our internal data or the information that users, creators, publishers and advertisers and other partners have shared with us may be unsuccessful due to the actions of third parties, software bugs or other technical malfunctions, cyberattacks, employee error or malfeasance, hacking, ransomware, viruses or other factors. In addition, third parties may attempt to induce our employees, users, creators, publishers, advertisers or vendors to disclose information to gain access to our data, advertisers' data or users' data. Further, because the login credentials or passwords employed by users to access our platform may be similar to or the same as the ones that they use in connection with other platforms or websites, a breach in the security of those platforms or websites can allow third parties to gain unauthorized access to users' accounts on our platform. If any of the events described above occur, our information or users', creators', publishers' or advertisers' information could be accessed or disclosed improperly. If a third-party gains unauthorized access to our platform, they may, among other things, post malicious spam and other content on our platform using a user's, creator's, publishers' or advertiser's account, that could negatively affect our products and our business.

Some third parties, including advertisers and vendors, may store information that we share with them on their networks. If these third parties fail to implement adequate data-security practices or fail to comply with our terms and policies, users' data may be improperly accessed, used or disclosed. Even if these third parties take all the necessary precautions, their networks may still suffer a breach, which could compromise the data we share with them.

Any incidents where users', creators', publishers', advertisers' or our information is accessed without authorization or is improperly used, or incidents that violate our privacy policy, terms of service or other policies, or the perception that an incident has occurred, could damage our brand and reputation, adversely impact our competitive position and result in significant costs. We may need to notify government authorities or affected users regarding security incidents, and government authorities or affected users, creators, publishers or advertisers could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Maintaining the trust of users, creators, publishers and advertisers is important to sustain user growth, retention and engagement, and we may incur significant costs in an effort to detect and prevent any security incidents. Concerns over our information security or data privacy practices, whether actual or unfounded, could subject us to negative publicity and damage our brand and reputation and deter users, creators, publishers and advertisers from using our platform. Any of these occurrences could harm our business, revenue and financial results.

Our ability to attract and retain advertisers depends on our ability to collect and use data and develop tools to enable us to effectively deliver and accurately measure advertisements on our platform.

Most advertisers rely on tools that measure the effectiveness of their ad campaigns in order to allocate their advertising spend among various formats and platforms. If we are unable to measure the effectiveness of advertising on our platform or we are unable to convince advertisers that our platform should be part of a larger advertising budget, our ability to increase the demand and pricing of our advertising products and maintain or scale our revenue may be limited. Our tools may be less developed than those of other platforms with which we compete for advertising spend. Therefore, our ability to develop and offer tools that accurately measure the effectiveness of a campaign on our platform is critical to our ability to attract new advertisers and retain, and increase spend from, our existing advertisers.

We are continually developing and improving these tools and such efforts have and are likely to continue to require significant time and resources and additional investment, and in some cases we have relied on and may in the future rely on third parties to provide data and technology needed to provide certain measurement data to our advertisers. If we cannot continue to develop and improve our advertising tools in a timely fashion, those tools are not reliable, or the measurement results are inconsistent with advertiser goals, our advertising revenue could be adversely affected.

Many existing advertiser tools that measure the effectiveness of advertising do not account for the role of advertising early in a user's decision-making process, which is when many users come to our platform. Instead, these tools measure the last ad or content that was exposed to the user that gets credit for influencing any user's purchase or action. As a result, we may not be able to demonstrate and measure for our advertisers the value of engaging with a user during the early intent phase.

In addition, web and mobile browser developers, such as Apple, Microsoft or Google, have implemented and may continue to implement changes, including requiring additional user permissions, in their browser or device operating system that impair our ability to measure and improve the effectiveness of advertising on our platform. Such changes include, limiting the use of first-party and third-party cookies and related tracking technologies, such as mobile advertising identifiers, and other changes that limit our ability to collect information that allows us to attribute user actions on advertisers' websites to the effectiveness of advertising campaigns run on our platform. For example, Apple launched its Intelligent Tracking Prevention ("ITP") feature in its Safari browser. ITP blocks some or all third-party cookies by default on mobile and desktop and ITP has become increasingly restrictive over time. Apple's related Privacy-Preserving Ad Click attribution ("PPAC"), intended to preserve some of the functionality lost with ITP, would limit cross-site and cross-device attribution, prevent measurement outside a narrowly-defined attribution window, and prevent ad re-targeting and optimization. Similarly, Google announced that it plans to stop supporting third-party cookies in its Google Chrome browser. Further, Apple implemented certain changes, including introducing an AppTrackingTransparency framework that limits the ability of mobile applications to request an iOS device's advertising identifier and affects our ability to track user actions off our platform and connect their interactions with on-platform advertising.

In addition, third-parties, such as Apple, Microsoft or Google, have implemented and may continue to implement changes and restrictions in browser or device functionality including by limiting the use of cookies, or that limit our ability to communicate with or understand the identity of our users.

All these restrictions described above make it more difficult for us to provide the most relevant ads to our users, measure the effectiveness of, and to re-target and optimize, advertising on our platform. This may result in advertisers spending less or not at all, on our platform and prefer larger platforms like Facebook and Google that have more capabilities to help advertisers measure their conversions.

Developers may release additional technology that further inhibits our ability to collect data that allows us to measure the effectiveness of advertising on our platform. Any other restriction, whether by law, regulation, policy (including third-party policies) or otherwise, on our ability to collect and share data which our advertisers find useful, our ability to use or benefit from tracking and measurement technologies, including cookies, or that further reduce our ability to measure the effectiveness of advertising on our platform would impede our ability to attract, grow and retain advertisers. Advertisers and other third parties who provide data that helps us deliver personalized, relevant advertising may restrict or stop sharing this data. If they stop sharing this data with us, it may not be possible for us to collect this data within the product or from another source.

We rely heavily on our ability to collect and share data and metrics for our advertisers to help new and existing advertisers understand the performance of advertising campaigns. If advertisers do not perceive our metrics to be accurate representations of our user base and user engagement, or if we discover inaccuracies in our metrics, they may be less willing to allocate their budgets or resources to our platform, which could harm our business, revenue and financial results.

We receive, process, store, use and share data, some of which contains personal information, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and other matters, which are subject to change and uncertain interpretation.

We receive, process, store, use and share data, some of which contains personal information. There are numerous federal, state, local and foreign laws and regulations regarding matters central to our business, data privacy and the collection,

storing, sharing, use, processing, disclosure and protection of personal information and other data from users, employees and business partners, the scope of which are regularly changing, subject to uncertain and differing interpretations and may be inconsistent among countries or conflict with other rules.

The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and as the focus on data privacy and data protection increases globally, we are, and will continue to be, subject to varied and evolving data privacy and data protection laws. We are subject to GDPR which expands the rights of individuals to control how their personal data is processed, includes restrictions on the use of personal data of children, creates new regulatory and operational requirements for processing personal data (in particular in case of a data breach), increases requirements for security and confidentiality, restricts transfers of data outside of the European Economic Area and provides for significant penalties for non-compliance, including fines of up to 4% of global annual turnover for the preceding financial year or €20 million (whichever is higher) for the most serious infringements. Additionally, we have historically relied upon multiple legally valid transfer mechanisms to transfer certain personal data outside of the European Economic Area, including the EU-U.S. Privacy Shield Framework and Standard Contractual Clauses (SCCs). The Court of Justice of the European Union ruled that the EU-U.S. Privacy Shield is an invalid transfer mechanism, but upheld the validity of the SCCs subject to future elaboration of additional safeguards by regulators such as specific "supplemental measures" that should be undertaken to protect EU data subjects. The validity of data transfer mechanisms and these additional safeguards remains subject to legal, regulatory, and political developments in both Europe and the U.S. The invalidation of the EU-U.S. Privacy Shield, the potential invalidation of other data transfer mechanisms, or the potential invalidation of additional safeguards could have a significant adverse impact on our ability to process and transfer the personal data of EEA users outside of the European Economic Area. The State of California enacted the CCPA which requires companies that process information of California residents to make new disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties and provides a new cause of action for data breaches. Additionally, the CPRA which went into effect in 2023 and significantly modifies the CCPA, has led to further uncertainty and requires us to incur additional costs and expenses. A few other states have also enacted privacy laws similar to the CPRA, which become operative in 2023. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretations of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply and may disproportionately affect our business in comparison to our peers that have greater resources. These laws and regulations may also impact our ability to expand advertising on our platform internationally, as they may impede our ability to deliver targeted advertising and accurately measure our ad performance.

Any failure or perceived failure by us to comply with our privacy policies, data privacy-related obligations to users or other third parties, or our data privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, or other failure to comply with these laws and regulations, or regulatory scrutiny, may result in governmental enforcement actions or litigation that could expose our business to substantial financial penalties, or other monetary or non-monetary relief, negative publicity, loss of confidence in our products, decline in user or advertiser growth or damage to our brand and reputation. Companies in the technology industry have recently experienced increased regulatory scrutiny relating to data privacy and data protection, and we may become subject to enhanced scrutiny and enforcement actions from regulators to ensure compliance with data privacy and data protection laws and regulations. The GDPR, CCPA, CPRA and other such laws and regulations impose new and burdensome obligations, and include substantial uncertainty as to their interpretation, and we may face challenges in addressing their requirements, which could result in fines or penalties, lead us to change our data privacy policies and practices and limit our ability to deliver personalized advertising. Public statements against us by consumer advocacy groups or others could also cause users to lose trust in us, which could result in declines in user growth, retention or engagement and have an adverse effect on our brand, reputation and business. Additionally, if third parties that we work with, such as advertisers, service providers or developers, violate applicable laws or our policies, these violations may also put users' information at risk and could in turn have an adverse effect on our business, revenue and financial results.

Any significant change to applicable laws, regulations or industry practices, or to interpretations of existing laws and regulations, regarding the use or disclosure of users' data, or regarding requirements around obtaining consent from users for the use and disclosure of such data, could require us to modify our products to allow for limited data use, possibly in a material manner, and may limit our ability to develop new products that make use of the data that users voluntarily share. There currently are a number of proposals pending before federal, state and foreign legislative and regulatory bodies. In addition, some countries are considering or have passed legislation implementing data protection requirements or

requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our service, particularly as we expand our operations internationally.

Risks related to our Business Operations

Our business depends on our ability to maintain and scale our technology infrastructure, including speed and availability of our service.

Our reputation and ability to attract, retain and serve users, content creators and advertisers is dependent upon the reliable performance of our service and our underlying technology infrastructure and content delivery processes. From time to time, we are subject to interruptions in or disruptions of our systems. If our platform is unavailable when users, content creators or advertisers attempt to access it, if it does not load as quickly as they expect or if their content is not saved, users may not return to our platform as often in the future, or at all.

Our advertisers must be able to easily buy, forecast, optimize and measure the performance of ads on a responsive and stable platform. Advertisers will not continue to do business with us if our technology infrastructure is not reliable. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could harm our business. Our systems may not be adequately designed to avoid performance delays or outages. For example, our engineering teams' broad access to our systems is designed for speed and release velocity, which increases the risk of disruptive intentional and unintentional (and potentially premature) updates and changes being made directly to our live platforms and services. As our user, content creator and advertiser base and the volume and types of information shared on our service continue to grow, we will need an increasing amount of technology infrastructure, including network capacity and computing power, to continue to satisfy the needs of users, content creators and advertisers, which could increase our costs. It is possible that we may fail to effectively scale and grow our technology infrastructure to accommodate these increased demands, which could harm our business, revenue and financial results. Further, in the event of a systems failure, employee error, failure or interruption of services by AWS, malicious intent by employees or third parties, we may lose all or substantial amounts of data and we may not be able to recover such data quickly or at all. Such loss of data could adversely affect our business and financial results.

In addition, our systems and operations are vulnerable to damage, delays or interruptions from fire, flood, power loss, telecommunications failure, spikes in usage volume, pandemics such as the COVID-19 pandemic, terrorist attacks, acts of war, earthquakes, the effects of climate change and other events beyond our control. We are particularly vulnerable to these types of events because our cloud computing infrastructure is currently located in one geographic region. In addition, the substantial majority of our employees are located in California, which has historically experienced, and may continue to experience, climate-related events including drought and water scarcity, warmer temperatures, wildfires and air quality impacts and power shut-offs. If there is a catastrophic failure involving our systems or major disruptive event affecting our headquarters or the San Francisco area in general, we may be unable to operate our service. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services and could cause us to incur substantial expense. Climate-related events, including the increasing frequency of extreme weather events and their impact, have the potential to disrupt our business and/or the business of our third-party suppliers and partners.

A substantial portion of our technology infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic or cause our platform to become unavailable, which could harm our business. We exercise little control over these providers and have limited line of sight into their governance, and any financial or other difficulties these providers face may harm our business.

The occurrence of any of the foregoing risks could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such risks or may be insufficient to compensate us for losses that may occur. These events may result in distraction of management, loss of revenue and costs from litigation and enforcement. In addition, they could also result in significant expense to repair or replace damaged facilities and remedy resultant data loss or corruption. A prolonged interruption in the availability or reduction in the speed or other functionality of our products could materially harm our reputation and business.

The failure to attract and retain highly qualified personnel, or loss of one or more of our key personnel, could harm our business, revenue and financial results.

We currently depend on the continued services and performance of our key personnel, including Benjamin Silbermann, Bill Ready and others. Mr. Silbermann's and Mr. Ready's employment, and the employment of our other key personnel, is at

will, which means they may resign or be terminated for any reason at any time. In addition, much of our key technology and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of management as well as our key engineering, design, marketing, sales and product development personnel, could disrupt our operations and harm our business. This risk is particularly heightened in an environment where companies, including us, slow down hiring or reduce their workforce and will continue to find ways to further reduce costs due to macroeconomic conditions.

In addition, it is important to our business to attract and retain highly talented personnel, particularly engineers with expertise in computer vision, artificial intelligence and machine learning. We have found and may continue to find our recruiting and retention efforts more challenging because the marketplace for talent is highly competitive. The incentives provided by our stock option grants, restricted stock grants and restricted stock unit grants, or by other compensation and benefits arrangements, may not be effective to attract and retain employees, especially as a result of continued fluctuations in our stock price. We may also be required to enhance wages, benefits and non-equity incentives. If we are unable to meet employees and potential employees' expectations, we may experience difficulties attracting and retaining personnel.

Further, our ongoing efforts to address workplace culture concerns (including to meet the goals we set in our Inclusion and Diversity Reports), implement the recommendations of the Special Committee of our Board and the terms of the settlement agreement with respect to certain derivative lawsuits and resolve certain related allegations or claims have resulted in, and will continue to result in, increased costs, as well as consuming management's time and attention. Further, if our efforts are unsuccessful, we may not be able to attract and retain talent, we may be subject to investigations, litigation and other proceedings and our brand and reputation and stock price may be harmed.

Additionally, we began re-opening our offices. We also announced our long-term flexible work model which provides for a more distributed workforce. Our new future work strategy, including our efforts related to employee onboarding, training and development and retention may not be successful. Further, our future work strategy may continue to evolve and may not meet the needs of our existing and potential future employees and they may prefer work models offered by other companies. If we do not succeed in attracting and retaining highly qualified personnel or the financial resources required to do so increase, we may not be able to meet our business objectives, and our business, revenue and financial results could be harmed.

Risks arising from our reliance on third parties

We depend in part on online application stores and internet search engines to direct traffic and refer new users to our platform. When these online application stores or search engines' methodologies and policies are modified or enforced in ways we do not anticipate, or when our search results page rankings decline for other reasons, traffic to our platform or user growth, retention and engagement has declined and could decline in the future, any of which could harm our business, revenue and financial results.

We depend in part on internet search engines, such as Bing, Google and Yahoo!, to direct a significant amount of traffic to our platform. For example, when a user types a query into a search engine, we may receive traffic and acquire new users when those search results include Pins, boards, users and other features of our platform that cause the user to click on the Pinterest result or create a Pinterest account. These actions grow our users due to signups of new users and increase retention and engagement of existing users.

Our ability to maintain and increase the number of users directed to our platform from search engines is not within our control. Search engines, such as Google, have and may continue to modify their search algorithms (including what content they index and the format in which content is indexed) and policies or enforce those policies in ways that are detrimental to us, that we are not able to predict or without prior notice. When that occurs, we have in the past and expect to experience in the future, declines or de-indexing in the organic search ranking of certain Pinterest search results or negatively impacted by the format in which our search results appear, leading to a decrease in traffic to our platform, new user signups and existing user retention and engagement. We have experienced declines in traffic and user growth as a result of these changes in the past, and anticipate fluctuations as a result of such actions in the future. For example, throughout 2021, Google made certain changes to their search algorithms which also negatively impacted traffic and user sign-ups. Our ability to appeal these actions is limited, and we may not be able to revise our search engine optimization ("SEO") strategies to recover the loss in traffic or users resulting from such actions. In addition, changes in policies or their enforcement may not apply in the same manner to our competitors, or our competitors' SEO strategies to retain and attract users may be more successful than ours. In addition, certain third parties offer browser extensions that give users

the option to remove Pinterest from their search engine recommendations. Further, some of these search engines are owned by companies that compete with various aspects of our business. When email platforms, such as Google, change their policies related to the placement of our emails in users' inboxes, it can affect the open and click rate of our emails. Such changes have led to and may lead to a decrease in traffic to our platform, new user signups and existing user retention and engagement. To offset some of the impact on our user growth, we may increase our investment in other growth strategies, such as paid marketing or other initiatives that drive user acquisition, which may cost more and be less effective. Any significant reduction in the number of users directed to our website or mobile application from search engines or email could harm our business, revenue and financial results.

In addition, we also rely on certain major online stores for distribution of our application. If these application store providers modify or implement new terms, we may be required to modify our product to maintain our ability to remain in that application store. Such requirements or our inability to meet such requirements could harm our business, revenue and financial results.

We allow users to authenticate with our service through third-party login providers. If these third parties discontinue these tools or experience a breach or outage in their platform or web browser developers make changes that restrict the use of these tools, user retention, growth or engagement could decline, and our business, revenue and financial results could be harmed.

A significant number of users access their accounts on our platform using a third-party login provider such as Facebook, Apple or Google. If security on those platforms is compromised, if users are locked out from their accounts on those platforms or if those platforms experience an outage or otherwise institute policies that prevent users from accessing their accounts on our platform through those logins, users may be unable to access our platform. In addition, third-party log-in providers may institute policies that restrict us from both communicating with users or identifying with users. As a result of these actions, user growth, retention and engagement on our platform has been and could be adversely affected in the future, even if for a temporary period. Additionally, if Facebook or Google discontinue their identity services or experience an outage, then we may lose and be unable to recover users previously using this function, and our user growth or engagement could decline. Any of these events could harm our business, revenue and financial results.***We depend on Amazon Web Services for the vast majority of our compute, storage, data transfer and other services. Any disruption of, degradation in or interference with our use of Amazon Web Services could negatively affect our operations and harm our business, revenue and financial results.***

Amazon Web Services ("AWS") provides the cloud computing infrastructure we use to host our website, mobile application and many of the internal tools we use to operate our business. We have a long-term commitment with AWS. Under the agreement with AWS, in return for negotiated concessions, we currently are required to maintain a substantial majority of our monthly usage of certain compute, storage, data transfer and other services on AWS. This agreement is terminable only under certain conditions, including by either party following the other party's material breach, which may be the result of circumstances that are beyond our control. A material breach of this agreement by us, or early termination of the agreement, could carry substantial penalties, including liquidated damages. If AWS increases pricing terms, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, or changes or interprets its terms of service or policies in a manner that is unfavorable, those actions could harm our business, revenue and financial results.

Any significant disruption of, limitation of our access to or other interference with our use of AWS would negatively impact our operations and our business could be harmed. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause us to incur significant time and expense and could disrupt or degrade our ability to deliver our products and services. The level of service provided by AWS could affect the availability or speed of our services. If users, creators, publishers or advertisers are not able to access our service or platform or encounter difficulties in doing so, we may lose users, creators, publishers or advertisers and could harm our business and reputation.

We utilize data center hosting facilities operated by AWS, located in various facilities. However, we have implemented a limited disaster recovery program which does not allow us to serve network traffic from back-up data center services. An unexpected disruption of services provided by these data centers could hamper our ability to handle existing or increased traffic, result in the loss of data or cause our platform to become unavailable, which may harm our reputation and business.

We must effectively operate with mobile operating systems, web browsers, online application stores, networks, regulations and standards, which we do not control. Changes in our products or to those mobile operating systems, web browsers, networks, regulations or standards may harm user retention, growth and engagement.

Because our platform is used on mobile devices and through web browsers, our application must remain interoperable with popular mobile operating systems and browsers, including Android, Chrome, iOS and Safari. We have no control over these operating systems and browsers. Any changes to these operating systems, browsers or the online stores distributing our application that impact the accessibility, speed or functionality of our service or give preferential treatment to

competitive products, could harm usage of our platform. Some of our competitors that control the operating systems, browsers and online stores that our application runs on, or is distributed through, could make interoperability of our service with those systems, browsers and stores more difficult. In addition, new products we introduce may take longer to function with these systems and browsers.

If we are unable to deliver consistent, high-quality user experiences across different devices with different operating systems, user growth, retention or engagement may decline, which could harm our business, revenue and financial results.

The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws governing internet neutrality, could decrease the demand for our products and services and increase our cost of doing business. Regulatory changes could limit users' ability to access our service or make our platform a less attractive alternative to our competitors' platforms and cause our user growth, retention or engagement to decline, which could harm our business, revenue and financial results.

If it becomes more difficult for users to access and use our service on their browsers or mobile devices, if users choose not to access or use our platform on their mobile devices, or if users choose to use mobile products that limit access to our platform, user growth, retention and engagement may decline, which could harm our business, revenue and financial results.

We rely on software, technologies and related services from other parties, and problems in their use, access or performance could increase our costs and harm our business, revenue and financial results.

We rely on software, technologies and related services from third parties to operate critical functions of our business. Third-party technologies or services that we utilize may become unavailable due to a variety of reasons, including outages, interruptions or failure to perform under our agreement. Unexpected delays in their availability or function can, in turn, affect the use or availability of our platform. Further, third-party software and service providers may no longer provide such software and services on commercially reasonable terms or may fail to properly maintain or update their software. In such instances, we may be required to seek licenses to software or services from other parties or to redesign our products to function with new software or services. This could result in delays in the release of new products until equivalent technology can be identified, licensed or developed, and integrated into our platform and services. Furthermore, we might be forced to limit the features available in our current or future products. These occurrences, delays and limitations, if they occur, could harm our business, revenue and financial results.

Technologies have been developed that can block the display of our ads, which could harm our business, revenue and financial results.

Technologies have been developed, and will likely continue to be developed, that can block the display of our ads. We generate substantially all of our revenue from advertising, and ad blocking technologies may prevent the display of certain of our ads, which could harm our business, revenue and financial results. Existing ad blocking technologies that have not been effective on our platform may become effective as we make certain product changes, and new ad blocking technologies may be developed. More users may choose to use products that block or obscure the display of our ads if we are unable to successfully balance the amount of organic content and paid advertisements, or if users' attitudes toward advertisements become more negative. Further, regardless of their effectiveness, ad blockers may generate concern regarding the health of the digital advertising industry, which could reduce the value of digital advertising and harm our business, revenue and financial results.

Risks relating to legal and regulatory matters

We may be liable as a result of content or information that is published or made available on our platform.

We are subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business, including laws and regulations that involve data privacy and protection, intellectual property (including copyright and patent laws), content regulation, rights of publicity, advertising, marketing, health and safety, competition, protection of minors, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance. We may be sued or face regulatory action for claims relating to content or information that is published or made available on our platform. Our systems, tools and personnel that help us to proactively detect potentially policy-violating or otherwise inappropriate content cannot identify all such content on our service, and in many cases this content will appear on our platform. This risk may increase as we develop and increase the use of certain products or product features, such as video and live streaming content, for which identifying such content is challenging. Additionally, some controversial content may not be banned on our platform and, even if it is not featured in advertisements or recommendations to users, may still appear in search results or be saved on boards. This risk is enhanced in certain jurisdictions outside of the United States where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the United States. Further, if policy-violating content is found on our platform, we may be in violation of the terms of certain of

our key agreements, which may result in termination of the agreement and, in some cases, payment of damages. We could incur significant costs in investigating and defending such claims and, if we are found liable, damages. If any of these events occur, our business, revenue and financial results could be harmed.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our platform, including but not limited to, the Digital Millennium Copyright Act ("DMCA"), the Communications Decency Act ("CDA") and the fair-use doctrine in the United States, and the Electronic Commerce Directive in the European Union. These frameworks and defenses may limit but do not necessarily eliminate, our potential liability for caching, hosting, listing or linking to third-party content that may include materials that infringe copyrights. Each of these statutes and doctrines is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments, and we cannot guarantee that such frameworks and defenses will be available for our protection.

Regulators in the United States and in other countries may introduce new regulatory regimes that increase potential liability for content available on our platform. For example, the EU Directive on Copyright in the Digital Single Market (EU Copyright Directive) has been implemented in several EU member states and expands the liability scheme for online sharing-content platforms and imposes additional requirements for the content uploaded by their users to protect copyright owners against unlicensed use of their work. There are also a number of new laws and legislative proposals in the United States, at both the federal and state level, and in the European Union, U.K. and other countries, aimed at limiting the scope of protections available to online services and/or that further impose new obligations in areas affecting our business, such as liability for copyright infringement, content moderation, distributing targeted and other advertisements to minors, and other forms of unlawful content and/or online harm. For example, the EU Digital Services Act ("DSA"), imposes new content moderation obligations, notice obligations, advertising restrictions and other requirements on digital platforms which will create additional burden on operations, product, engineering and business teams as well as compliance costs. These legislative and/or regulatory requirements may increase our costs of operations, our liability for content posted by users on our platform, and/or our litigation costs. If these or other additional statutory or regulatory changes reduce liability protections for content published on our platform, we may be required to make significant changes to our business model, including increasing our content moderation operations and building in additional product features or tools that may not be favorable to our business, add payment obligations or compliance costs.

We could also face fines or orders restricting or blocking our service in particular countries as a result of content on our platform. For example, certain countries have implemented regulations that authorize fines or provide for throttling or blocking services for failures to comply with certain content removal and disclosure obligations, and other countries may enact similar legislation, which would impose penalties for failure to remove certain content. There can be no assurance that the tools we use for certain removal obligations or any new custom tools we develop will be sufficient to maintain compliance with the new regulations.

Any new legislation or changes to existing legislation may be difficult to comply with in a timely and comprehensive fashion and may expose our business, users, or employees to increased fees and costs. These costs could be prohibitively expensive for a company of our size, which could prevent us from launching a product or require us to restrict access to a product in a particular market. This could disadvantage us relative to our competitors with more resources. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States or the European Union or if a court were to disagree with our application of those rules to our platform, we could be required to expend significant resources to try to comply with the new rules or incur liability and our business, revenue and financial results could be harmed

Action by governments to restrict access to our product or certain of our products in their countries could harm our business, revenue and financial results.

Governmental authorities outside the United States have restricted, and may in the future seek to restrict access to our platform if they consider us to be in violation of their laws or for other reasons. For example, access to our service has been or is currently restricted in whole or in part in countries such as China, India and Kazakhstan. Other governments may seek to restrict access to or block our platform, prohibit or block the hosting of certain content available through our platform, or impose other restrictions that may affect the accessibility or usability of our platform in that country for a period of time or even indefinitely. We may also decide to stop offering our platform in a country as a result of these types of restrictions. For example, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content, to appoint local representatives in the country, or to store user data within that country. It can be challenging or impractical to manage the requirements of multiple jurisdictions governing the type and nature of the content available on our platform. If prohibitions or restrictions are imposed on our platform, or if our competitors are able to successfully penetrate new geographic markets or capture a greater share of

existing geographic markets that we cannot access or where we face other restrictions, our user growth, retention and engagement may be adversely affected, and our business, revenue and financial results could be harmed.

We could become involved in legal disputes that are expensive to support, and if resolved adversely, could harm our business, revenue and financial results.

We are currently involved in, and may in the future be involved in, actual and threatened legal proceedings, including class action lawsuits, claims, investigations and government inquiries arising in the ordinary course of our business, including intellectual property, data privacy and data protection, privacy and other torts, illegal or objectionable content, consumer protection, securities, stockholder derivative claims, employment, governance, workplace culture, contractual rights, civil rights infringement, false or misleading advertising, or other legal claims relating to content or information that is provided to us or published or made available on our platform. Any proceedings, claims or inquiries involving us, whether successful or not, may be time consuming, result in costly litigation, unfavorable outcomes, high indemnification expenses, increased costs of business, may require us to change our business practices or products, require significant amount of management's time, may harm our reputation or otherwise harm our business and future financial results.

We are currently involved in and have been subject to actual and threatened litigation with respect to third-party patents, trademarks, copyrights and other intellectual property, and may continue to be subject to intellectual property litigation and threats thereof. Companies in the internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, grow our business and products, and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, various "non-practicing entities" that own patents and other intellectual property rights have asserted, and may in the future attempt to assert, intellectual property claims against us to extract value through licensing or other settlements.

From time to time, we receive letters from patent holders alleging that some of our products infringe their patent rights and from trademark holders alleging infringement of their trademark rights. We also receive letters from holders of copyrighted content alleging infringement of their intellectual property rights, including DMCA take-down requests. Our technologies and content, including the content that users pin to our service, may not be able to withstand such third-party claims.

With respect to any intellectual property claims, we may have to seek a license to continue using technologies or engaging in practices found to be in violation of a third-party's rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such technologies or practices may not be available to us at all and we may be required to discontinue use of such technologies or practices or to develop alternative non-infringing technologies or practices. The development of alternative non-infringing technologies or practices could require significant effort and expense or may not be achievable at all. Our business, revenue and financial results could be harmed as a result.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business, revenue and financial results could be harmed.

We rely, and expect to continue to rely, on a combination of confidentiality, invention assignment and license agreements with our employees, consultants and other third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We have filed various applications for certain aspects of our intellectual property in the United States and other countries, and we currently hold issued patents in multiple jurisdictions. Further, there can be no assurance that each of our patent applications will result in the issuance of a patent. In addition, any resulting issued patents may have claims narrower than those in our patent applications. There can be no assurance that each of our trademark applications will result in the issuance of a trademark or that each resulting trademark registration will be able to be maintained. In the future we may acquire additional patents or patent portfolios, license patents from third parties or agree to license the use of our patents to third parties, which could require significant cash expenditures. Additionally, our current and future patents, trademarks and other intellectual property or other proprietary rights may be contested, circumvented or found unenforceable or invalid.

Third parties may knowingly or unknowingly infringe or challenge our proprietary rights. Effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. We may not be able to prevent infringement without incurring substantial time and expense, if at all. There can be no assurance that others will not offer technologies, products, services, features or concepts that are substantially similar to ours and

compete with our business. Similarly, particularly as we expand the scope of our business and the countries in which we operate, we may not be able to prevent third parties from infringing, or challenging our use of, our intellectual property rights, including those used to build and distinguish the "Pinterest" brand. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our technologies, products, services or features or methods of operations. Any of these events could harm our business, revenue and financial results.

Our use of "open source" software could subject us to possible litigation or could prevent us from offering products that include open source software or require us to obtain licenses on unfavorable terms.

A portion of the technologies we use incorporates "open source" software, and we may incorporate open source software in the future. Open source licenses may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license.

We also license to others some of our software through open source projects which requires us to make the source code publicly available, and therefore can affect our ability to protect our intellectual property rights with respect to that software. If an author or other third-party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from offering our products that contained the open source software, required to release proprietary source code, required to obtain licenses from third parties or otherwise required to comply with the unfavorable conditions unless and until we can re-engineer the product so that it complies with the open source license or does not incorporate the open source software. Any of the foregoing could disrupt our ability to offer our products and harm our business, revenue and financial results.

The interpretation and application of U.S. tax legislations or other changes in U.S. or non-U.S. taxation of our operations could harm our business, revenue and financial results.

Tax reform has been a priority for governments worldwide and numerous proposals have been proposed or enacted. For example, the 2017 Tax Cuts and Jobs Act (the "Tax Act") changed how the United States imposes income tax on multinational corporations in a number of ways. The issuance of additional regulatory or accounting guidance may affect our analysis of the impact of the law on us and may harm our operating results and financial condition. Furthermore, the Tax Act eliminated the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize these expenses. Although Congress may consider legislation that would defer the capitalization and amortization requirement, there is no assurance that the provision will be repealed or otherwise modified. If the requirement is not repealed or modified, our net operating loss utilization will be accelerated. Additionally, further regulatory or legislative developments may also arise from the recently enacted Inflation Reduction Act, which introduced new provisions, including a 15% corporate alternative minimum tax for certain large corporations and an excise tax on stock repurchases. These provisions will be effective for the tax year after December 31, 2022 and may materially affect our financial position and results of operations.

Additionally, in October 2020, the Organisation for Economic Co-operation and Development Inclusive Framework, as part of its Base Erosion and Profit Shifting Action Plan, released proposals that provide a long-term, multilateral framework on taxation of the digital economy. Recently, the Inclusive Framework jurisdictions announced they reached agreement on the proposals endorsed by the Group of Twenty inter-governmental political forum, including a global minimum tax to be implemented in 2023. Some jurisdictions have already enacted a tax on technology companies that generate revenues from the provision of digital services, including the United Kingdom, France, Spain and Italy, to capture tax revenue more immediately. Although we do not know the exact impact, this legislation has and may continue to result in additional tax exposure.

Further changes to the U.S. or non-U.S. taxation of our operations may increase our worldwide effective tax rate, result in additional taxes or other costs or have other material consequences, which could harm our business, revenue and financial results.

Risks relating to our financial statements and performance

We have a limited operating history with the current scale of our business, and, as a result, our past results may not be indicative of future operating performance.

We have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results. You should not rely on our past results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies like ours.

We have incurred operating losses in the past, may increase our costs and operating expenses, may incur operating losses in the future and may not maintain profitability.

We have incurred significant net losses in the past and generated net income only recently. We generated net losses of $96.0 million and $128.3 million for the years ended December 31, 2022 and 2020, respectively and net income of $316.4 million for the year ended December 31, 2021. As of December 31, 2022, we had an accumulated deficit of $2,114.7 million. We have achieved profitability only recently and may not realize sufficient revenue to maintain profitability in future periods.

We incur high operating expenses and may increase our operating expenses in the future as we continue to evolve or expand our business and operations. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We may encounter unforeseen expenses, operating delays or other unknown factors that may result in losses in future periods. We have significant unrecognized share-based compensation expense, which we expect to recognize over the next several years. In addition, we have entered into certain non-cancelable commitments that limit our ability to reduce our cost and expenses in the future. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Financial Statements." Any failure to increase our revenue as we implement initiatives to grow our business could prevent us from achieving or maintaining profitability on either a quarterly or annual basis.

Our operating results are likely to fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly operating results are tied to certain key business metrics that have fluctuated in the past and are likely to fluctuate in the future, which makes them difficult to predict. Our operating results depend on numerous factors, many of which are outside of our control, including:

- our ability to generate revenue from our platform;

- our ability to improve or maintain gross margins;

- the number and relevancy of advertisements shown to users;

- the relevancy of content shown to users;

- the manner in which users engage with different products, where certain products may cause us to generate less revenue

- downward pressure on the pricing of our advertisements;

- the timing, cost of and mix of new and existing marketing and promotional efforts as we grow and expand our operations to remain competitive;

- fluctuations (seasonal or otherwise) in spending by our advertisers and platform usage and engagement by users, each of which may change as our product offerings and business evolves;

- seasonal fluctuations in engagement on our platform, specifically we have historically experienced lower engagement in our second quarter;

- fluctuations in spending by our advertisers and platform usage and engagement by users due to macroeconomic conditions, such as the COVID-19 pandemic, current inflationary environment and Russia's invasion of Ukraine;

- seasonal fluctuations in internet usage generally;

- the success of technologies designed to block the display of ads;

- development and introduction of new product offerings by us or our competitors;

- existing, new and evolving regulations, both in the U.S. and internationally;

- the ability of our third-party providers to scale effectively and provide the necessary technical infrastructure for our service on a timely basis;

- system failures, disruptions, breaches of security or data privacy or internet downtime, whether on our service or on those of third parties;

- the inaccessibility of our service due to third-party actions;

- changes in measurement of our metrics;

- costs associated with the technical infrastructure used to operate our business, including hosting services;

- fluctuations in the amount of share-based compensation expense;

- fluctuations, caused by stock price volatility, in the amount we spend to fund tax withholding and remittance obligations related to the vesting and settlement of RSUs as we transitioned to net settle such RSUs; and

- our ability to anticipate and adapt to the changing internet business or macroeconomic conditions; and the other risks and uncertainties described in this Annual Report on Form 10-K.

User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.

We regularly review metrics, including the number of our active users and other measures to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third-party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. Our metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. In the past, we have relied on other metrics that measure different activities, such as saving a Pin, clicking, searching and other activities, as indicators of user growth and engagement. We have in the past implemented, and may from time to time in the future implement, new methodologies for calculating these metrics which may result in the metrics from prior periods changing, decreasing or not being comparable to prior periods. For example, in the first quarter of 2022, we updated the presentation of our key metrics by presenting U.S. and Canada, Europe and Rest of World separately. For comparability, we are providing revenue, MAUs and ARPU data from the first quarter of 2020 to the fourth quarter of 2021 on the same basis. Our metrics may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or data used.

Our MAU metrics may also be impacted by our information quality efforts, which are our overall efforts to reduce malicious activity on our platform, including false, spam and malicious automation accounts in existence on our platform. We make efforts to regularly deactivate false, spam and malicious automation accounts that violate our terms of service, and exclude these users from the calculation of our MAU metrics; however, we will not succeed in identifying and removing all false, spam and malicious accounts from our platform. We are continually seeking to improve our ability to estimate the total number of false, spam or malicious accounts and we intend to continue to make such improvements, but there is no guarantee as to the accuracy of these estimates. In addition, users are not prohibited from having more than one account on our platform, and we treat multiple accounts held by a single person as multiple users for purposes of calculating our active users.

In addition, some of our user demographic data may be incomplete or inaccurate. For example, because users self-report their date of birth, our age-demographic data may differ from users' actual ages, or be unavailable. We receive age-demographic data for a portion of those users from other third-party accounts that users chose to authenticate with on our platform, such as Facebook and Google, but there can be no assurance that those platforms will continue to give us permission to access that data or that the data we receive from those third parties is accurate. In addition, our data regarding the geographic location of users and revenue by user geography is estimated based on a number of factors, which may not always accurately reflect the actual location and may be different depending on the metric we are calculating. If our metrics provide us with incorrect or incomplete information about users and their behavior, we may make inaccurate conclusions about our business.

If we are unable to obtain additional financing, if needed, or if we default on our credit obligations, our operations may be interrupted and our business, revenue and financial results could be harmed.

We may require additional financing to maintain and grow our business. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, investor demand and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our existing stockholders may experience dilution. If our access to capital is restricted or our borrowing costs increase as a result of developments in financial markets, our operations and financial condition could be adversely impacted.

Our revolving credit facility provides our lenders with a first-priority lien against substantially all of our domestic assets, as well as certain domestic intellectual property, and contains financial covenants and other restrictions on our actions that

may limit our operational flexibility or otherwise adversely affect our results of operations. It contains a number of covenants that limit our ability and our subsidiaries' ability to, among other things, incur additional indebtedness, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, incur liens, engage in transactions with affiliates, merge or consolidate with other companies, sell material businesses or assets, or license or transfer certain of our intellectual property. In addition, we are also required to maintain a minimum consolidated leverage. Complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

If we fail to comply with the covenants under the revolving credit facility, lenders would have a right to, among other things, terminate the commitments to provide additional loans under the facility, enforce any liens on collateral securing the obligations under the facility, declare all outstanding loans and accrued interest and fees to be due and payable and require us to post cash collateral to be held as security for any reimbursement obligations in respect of any outstanding letters of credit issued under the facility. If any remedies under the facility were exercised, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately materially and adversely affect our business, cash flows, operations and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us.

Additionally, our revolving credit facility utilizes SOFR or various alternative methods set forth in our revolving credit facility to calculate the amount of accrued interest on any borrowings. If a published U.S. dollar SOFR is unavailable, the interest rates on our debt indexed to SOFR will be determined using one of the alternative methods, any of which could, if the revolver is drawn, result in interest obligations that are more than the current form, which could have a material adverse effect on our financing costs.

We may have greater than anticipated tax liabilities, which could harm our business, revenue and financial results.

We operate in a number of tax jurisdictions globally, including in the United States at the federal, state and local levels, and in many other countries, and plan to continue to expand the scale of our operations in the future. Thus, we are subject to review and potential audit by a number of U.S. federal, state, local and non-U.S. tax authorities. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Further, tax authorities may disagree with tax positions we take and challenge our tax positions. Successful unilateral or multi-jurisdictional actions by various tax authorities, including in the context of our current or future corporate operating structure and third-party and intercompany arrangements (including transfer pricing and the manner in which we develop, value and use our intellectual property), may increase our worldwide effective tax rate, result in additional taxes or other costs or have other material consequences, which could harm our business and financial results. In December 2019, we completed an intra-entity asset transfer of certain of our intellectual property rights to our Irish subsidiary, which resulted in an increase in foreign deferred tax assets. We cannot be certain that this transfer will not lead to any unanticipated tax consequences which could harm our financial results.

Although we do not currently incur significant tax costs due to our history of operating losses, our tax liabilities may increase if our profitability increases in the future. In addition, our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among various jurisdictions, tax laws and the applicable tax rates in these jurisdictions (including future tax laws that may become material), tax treaties between countries, our eligibility for benefits under those tax treaties and the valuation of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate applicable to all or a portion of our income, which would negatively affect our financial results.

Our ability to use or benefit from our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, we had federal, California and other state net operating loss carryforwards of $3,636.5 million, $551.8 million and $1,501.5 million, respectively. Our federal carryforwards do not expire. If not utilized, our California and other state carryforwards will begin to expire in 2028 and 2026, respectively. Utilization of our net operating loss carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and other similar provisions. Further, the Tax Act changed the federal rules governing net operating loss carryforwards. For net operating loss carryforwards arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer's ability to utilize such carryforwards to 80% of taxable income. In addition, net operating loss carryforwards arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. Net operating loss carryforwards generated before January 1, 2018 will not be subject to the Tax Act's taxable income limitation and will

continue to have a twenty-year carryforward period. Nevertheless, our net operating loss carryforwards and other tax assets could expire before utilization and could be subject to limitations, which could harm our business and financial results.

Adverse global economic and financial conditions could harm our business and financial condition.

Adverse global economic and financial events, such as the COVID-19 pandemic, Russia's invasion of Ukraine, inflation, fluctuation in foreign exchange rate, supply chain issues, and inventory and labor shortages, have caused, and could in the future, continue to cause disruptions and volatility in global financial markets. Such conditions have resulted in or may result in, among other things, an adverse impact on the ability and willingness of companies to spend on advertising, volatility in our stock price, and an adverse impact on the financial condition of the institutions with whom we hold deposits or the credit quality of the issuers of our cash equivalents and marketable securities. In addition, since the majority of our revenue is derived from advertisers within the U.S., economic conditions in the U.S. have a greater impact on us. We may not perform well in adverse macroeconomic conditions and they could negatively impact our business and financial condition.

Our financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could harm our revenue and financial results and could affect the reporting of transactions completed before the announcement of a change.

We cannot guarantee that our stock repurchase program will be fully consummated or that it will enhance long-term stockholder value.

Although our board of directors has authorized a stock repurchase program, the program does not require us to repurchase any specific dollar amount or to acquire any specific number of shares of our Class A common stock. We cannot guarantee that the program will be fully consummated or that it will enhance long-term stockholder value. The program could also affect the trading price of our stock and increase volatility, and any announcement of a termination or change of this program may result in a decrease in the trading price of our stock. In addition, any purchases made under this program would diminish our cash reserves.

Risks related to ownership of our Class A common stock

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our initial public offering ("IPO"), including our co-founders, executive officers, employees and directors, their affiliates, and all of our other pre-IPO stockholders (including those unaffiliated with any of our co-founders, executive officers, employees or directors). This will limit or preclude your ability to influence corporate matters.

Our Class B common stock has twenty votes per share, and our Class A common stock has one vote per share. Because of the 20-to-1 voting ratio between our Class B and Class A common stock, the holders of our outstanding Class B hold approximately 75.0% of the voting power of our outstanding capital stock as of December 31, 2022. Because the holders of our Class B common stock hold in the aggregate significantly more than a majority of the combined voting power of our capital stock, such holders (which include our pre-IPO stockholders who have not converted their Class B common stock to Class A common stock, including those holders unaffiliated with any of our executive officers, employees or directors) control all matters submitted to our stockholders for approval. The holders of Class B common stock will no longer hold in the aggregate over 50% of the voting power of our outstanding capital stock once the Class B common stock represents in the aggregate less than approximately 4.76% of our outstanding capital stock.

As a result, for the foreseeable future, holders of our Class B common stock could have significant influence over the management and affairs of our company and over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets, even though their stock holdings were to represent in the aggregate less than 50% of the outstanding shares of our capital stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. These holders of our Class B common stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This control may adversely affect the trading price of our Class A common stock. Despite

no longer being employed by us, Paul Sciarra, one of our co-founders, remains able to exercise significant voting power. If we terminate our other co-founders' relationship, they would also continue to have the ability to exercise significant voting power to the extent they were to retain their Class B common stock while our other existing holders disposed of their Class B common stock.

Transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on (i) the seven-year anniversary of the closing date of our IPO, except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of our IPO, and (ii) a date that is between 90 to 540 days, as determined by the board of directors, after the death or permanent incapacity of Mr. Silbermann. Conversions of Class B common stock to Class A common stock have already had and will continue to have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

Our dual class structure may depress the trading price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have restrictions on including companies with multiple-class share structures in certain of their indexes. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices, recommend that stockholders vote against certain company annual stockholder meeting proposals or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of our Class A common stock.

An active trading market for our Class A common stock may not be sustained.

Our Class A common is listed on the NYSE under the symbol "PINS." However, we cannot assure you that an active trading market for our Class A common stock will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will be maintained, the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares.

The trading price of our Class A common stock has been and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock has been, and is likely to continue to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales, or anticipated sales, of shares of our Class A common stock by us or our stockholders, including when stockholders sell shares of our Class A common stock into the market to cover taxes due upon the settlement of restricted stock units ("RSUs") or the exercise of stock options, or conversions, or anticipated conversions, of a substantial number of shares of our Class B common stock by our stockholders;

- actions and investment positions taken by institutional and other stockholders, including activist investors;

- failure by industry or securities analysts to maintain coverage of us, downgrade of our Class A common stock by analysts or provision of a more favorable recommendation of our competitors;

- failure by analysts to regularly publish research reports or the publication of an unfavorable or inaccurate report about our business;

- changes by external analysts to their financial and operating estimates for our company or our performance relative to third parties' estimates or the expectations;

- forward-looking financial or operating information or financial projections we may provide to the public, any changes in that information or projections or our failure to meet projections;

- any indebtedness we may incur in the future;

- whether investors or securities analysts view our stock structure unfavorably, particularly our dual class structure and the significant voting control of holders of our Class B common stock;

- announcements by us or our competitors of new products, features, services, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

- announcements by us or estimates by third parties of actual or anticipated changes in the size of our user base or level of engagement, or those of our competitors;

- the public's perception of the quality and accuracy of our key metrics on our user base and engagement;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated fluctuations in our user growth, retention, engagement, revenue or other operating results;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry, or both, or investigations by regulators and other third parties into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- developments or disputes concerning our culture or other diversity, equity and inclusion practices and initiatives;

- announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

- existing, new and evolving regulations, both in the U.S. and internationally;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any significant changes in our management;

- stakeholder dissatisfaction if we are unable to meet stakeholders' expectations and requirements or our publicly announced goals around environmentally friendly, ethical, socially conscious, and sustainable business practices or disclosures;

- adoption and trading under a stock repurchase program;

- if we are unable to address any workplace culture related issues (including to meet the goals we set in our Inclusion and Diversity Report that we publish periodically);

- macroeconomic events that are beyond our control, such as the global outbreak of the COVID-19 pandemic; and

- general economic conditions and slow or negative growth of our markets.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies, including ours, have fluctuated in a manner that may be unrelated or disproportionate to the financial performance of such companies. Following periods of volatility in the overall market and the market price of a particular company's securities, securities class action and derivative litigation has often been instituted against these companies, including against us. Such litigation could result in substantial costs and a diversion of our management's attention and resources. Further, when our revenue, users or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our Class A common stock has declined and could likely decline in the future.

Future offerings of debt or equity securities by us or existing stockholders may adversely affect the market price of our Class A common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional capital stock or offering debt or other securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could also require substantial additional capital in excess of cash from operations.

Issuing additional shares of capital stock or other securities, including securities convertible into equity, may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A common stock or both. Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. In addition, the large number of shares of our common stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock. The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market, and the perception that these sales could occur may also depress the market price of our Class A common stock. As a result, holders of our Class A common stock bear the risk that our future offerings or future sales of shares may reduce the market price of our Class A common stock and dilute their stockholdings in our company.

Additional stock issuances, including in connection with settlement of equity awards, could result in significant dilution to our stockholders.

Future issuances of shares of our Class A common stock or the conversion of a substantial number of shares of our Class B common stock to Class A common stock, or the perception that these sales or conversions may occur, could depress the market price of our Class A common stock and result in significant dilution for holders of our Class A common stock. We currently have Class B common stock that may be issued upon exercise of outstanding stock options or upon settlement of outstanding restricted stock units, shares of Class A common stock that may be issued upon settlement of outstanding RSUs or outstanding restricted stock awards ("RSAs"). For more information, see "Notes to Financial Statements". We have 5,882,494,249 shares of authorized but unissued Class A common stock that are currently not reserved for issuance under our equity incentive plans or charitable giving program. We may issue all of these shares of Class A common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue Class A common stock or other securities in connection with these acquisitions. Any common stock issued in connection with our equity incentive plans, acquisitions, the exercise of outstanding stock options, settlement of RSUs and RSAs or otherwise would dilute the percentage ownership held by our Class A common stockholders.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (the "DGCL") may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- our dual class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock;
- our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;
- certain amendments to our amended and restated certificate of incorporation will require the approval of $66\frac{2}{3}\%$ of the then-outstanding voting power of our capital stock;
- approval of $66\frac{2}{3}\%$ of the then-outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our bylaws;
- our stockholders can take action only at a meeting of stockholders and not by written consent;
- vacancies on our board of directors can be filled only by our board of directors and not by stockholders;

- no provision in our amended and restated certificate of incorporation or amended and restated bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

- only our chairman of the board of directors, our chief executive officer, our president or another officer selected by a majority of the board of directors are authorized to call a special meeting of stockholders;

- certain litigation against us can only be brought in Delaware;

- nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our Class A common stock;

- our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state or federal district court in the state of Delaware), in all cases subject to the court's having jurisdiction over indispensable parties named as defendants. Nothing in our amended and restated certificate of incorporation precludes stockholders that assert claims under the Securities Act or Exchange Act from bringing such claims in federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing. If a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

The requirements of being a public company have and may continue to strain our resources, divert management's attention and may result in more litigation.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources.

As a public company we are required to publicly disclose additional details about our business and financial condition information, which may result in threatened or actual litigation, including by competitors, regulators and other third parties. If those claims are successful, our business, revenue and financial results could be harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management's resources and harm our business, revenue and financial results.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid dividends on our capital stock. We currently intend to retain any future earnings, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment. In addition, our revolving credit facility contains restrictions on our ability to pay dividends.

Item 1B. Unresolved staff comments

None.

Item 2. Properties

Facilities

Our corporate headquarters is located in San Francisco, California, where we occupy approximately 350,000 square feet of leased office space, excluding leases we have ceased to use. As of December 31, 2022, we maintained offices in various locations in the United States and internationally totaling approximately 681,000 square feet. We believe that our facilities are sufficient for our existing needs.

Item 3. Legal proceedings

We are currently involved in, and may in the future be involved in, actual and threatened legal proceedings, claims, investigations and government inquiries arising in the ordinary course of our business, including legal proceedings, claims, investigations and government inquiries involving intellectual property, data privacy and data protection, privacy and other torts, illegal or objectionable content, consumer protection, corporate governance, securities, employment, workplace culture, contractual rights, civil rights infringement, false or misleading advertising, or other legal claims relating to content or information that is provided to us or published or made available on our service. This risk is enhanced in certain jurisdictions outside of the United States where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the United States.

For information on certain litigation we are involved in, see "Legal Matters" in Note 7 of the accompanying notes to our consolidated financial statements, which is incorporated herein by reference.

Although the results of the actual and threatened legal proceedings, claims, investigations and government inquiries in which we currently are involved cannot be predicted with certainty, we do not believe that there is a reasonable possibility that the final outcome of these matters will have a material adverse effect on our business or financial results. Regardless of the final outcome, however, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our reputation and brand, and other factors.

Item 4 - Mine safety disclosures

Not applicable.

Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities

Market information for common stock

Our Class A common stock, par value $0.00001 per share, is listed on the New York Stock Exchange, under the symbol "PINS" and began trading on April 18, 2019. Prior to that date, there was no public trading market for our Class A common stock. There is no public trading market for our Class B common stock, par value $0.00001 per share.

Holders of record

As of January 31, 2023, there were 137 stockholders of record of our Class A common stock and 57 stockholders of record of our Class B common stock. The actual number of holders of our Class A and Class B common stock is greater than the number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers or other nominees. The number of holders of record presented here also does not include stockholders whose shares may be held in trust by other entities.

Dividend policy

We have never declared or paid dividends on our capital stock and do not intend to pay any dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on then existing conditions, including our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, the terms of our revolving credit facility place certain limitations on the amount of dividends we can pay, even if no amounts are currently outstanding.

Unregistered sales of equity securities and use of proceeds

The following table shows information about our purchases of equity securities that are registered pursuant to Section 12 of the Securities Exchange Act of 1934 for the year ended December 31, 2022:

Period	Total number of shares purchased [1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under publicly announced plans or programs
April 1 - April 30, 2022	—	$ —	—	$ —
May 1 - May 31, 2022	17,941	22.91	—	—
June 1 - June 30, 2022	40,978	18.18	—	—
July 1 - July 31, 2022	—	—	—	—
August 1 - August 31, 2022	17,942	21.77	—	—
September 1 - September 30, 2022 [2]	121,970	24.76	—	—
October 1 - October 31, 2022	22,430	22.97	—	—
November 1 - November 30, 2022	17,941	24.38	—	—
December 1 - December 31, 2022	131,749	24.44	—	—
Total	370,951	$ 23.56	—	$ —

[1] We withheld shares from employees to satisfy tax withholding obligations on release of restricted stock awards. The value of the common stock was based on the closing price of our Class A common stock on the vesting date.

[2] The average price paid per share was incorrectly disclosed as $23.30 in Form 10-Q for the quarterly period ended September 30, 2022.

On February 2, 2023, our board of directors authorized a stock repurchase program of up to $500 million of our Class A common stock over the next 12 months. Under the stock repurchase program, we are authorized to repurchase, from time-to-time, shares of our Class A common stock through open market purchases, in privately negotiated transactions or in other such manner as permitted by securities law and as determined by management at such time and in such amounts as management may decide. The program does not obligate us to repurchase any specific number of shares and may be modified, suspended or discontinued at any time.

Stock performance graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Pinterest, Inc. under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph shows a comparison of the cumulative total return for our Class A common stock, the Standard & Poor's 500 Stock Index (S&P 500 Index) and the Dow Jones Internet Composite Index (DJINET Composite Index). An investment of $100 and reinvestment of all dividends is assumed to have been made in our Class A common stock and in each index on April 18, 2019, the date our Class A common stock began trading on the NYSE, and its relative performance is tracked through December 31, 2022. The graph uses the closing market price on April 18, 2019 of $24.40 per share as the initial value of our common stock. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



Item 6. [Reserved]

Item 7. Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from these forward-looking statements as a result of many factors, including those discussed in "Risk Factors" and "Note About Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K.

A discussion regarding our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 is presented below. A discussion regarding our financial condition and results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021.

Overview of 2022 results

Our key financial and operating results as of and for the year ended December 31, 2022 are as follows:

- Revenue was $2,802.6 million, an increase of 9% compared to 2021.
- Monthly active users ("MAUs") were 450 million, an increase of 4% compared to December 31, 2021.
- Share-based compensation expense was $497.1 million, an increase of $81.7 million compared to 2021.
- Total costs and expenses were $2,904.3 million.
- Loss from operations was $101.7 million.
- Net loss was $96.0 million.
- Adjusted EBITDA was $441.9 million.
- Cash, cash equivalents and marketable securities were $2,698.2 million.
- Headcount was 3,987.

Beginning in the first quarter of 2022, we updated the presentation of our key metrics by presenting U.S. and Canada, Europe and Rest of World separately. We believe our revised presentation provides additional details on the relative maturity of these regions we previously included within International. Specifically, we wanted to provide additional disclosure on Europe given the relative maturity of the region. As a result, we presented Canada with the U.S. given the relative maturity of our business in Canada and the similarity of the U.S. and Canada advertising markets. For comparability, we provided revenue, MAUs and ARPU data from the fourth quarter of 2020 to the fourth quarter of 2021 on the same basis.

Macroeconomic conditions, such as inflation, supply chain issues, changes in foreign currency exchange rates, competition from other platforms and other risks and uncertainties have impacted, and all or some of these factors may continue to impact, advertiser demand, user growth, user engagement, and our business, operations and financial results. See "Risk Factors" and "Note About Forward-Looking Statements" for additional details.

Trends in user metrics

Monthly Active Users. We define a monthly active user as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. The number of MAUs does not include Shuffles users unless they would otherwise qualify as MAUs. We present MAUs based on the number of MAUs measured on the last day of the current period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. MAUs are the primary metric by which we measure the scale of our active user base.

**Quarterly monthly active users
(in millions)**



A portion of our MAUs visit Pinterest on a weekly basis. We define a weekly active user ("WAU") as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the seven-day period ending on the date of measurement. We actively monitor the relationship of WAUs to MAUs, which has stayed relatively consistent over time. As of December 31, 2022, the proportion of WAUs to MAUs was 61%.

As of December 31, 2022, global MAUs increased compared to December 31, 2021 as the negative impacts on user growth from the COVID-19 pandemic unwind and the November 2021 changes in search engine algorithms have subsided.

Trends in monetization metrics

Revenue. We calculate revenue by user geography based on our estimate of the geographic location of our users when they perform a revenue-generating activity. The geography of our users affects our revenue and financial results because we currently only monetize certain countries and currencies and because we monetize different geographies at different average rates. Our revenue in U.S. and Canada and, to a lesser extent, Europe is higher primarily due to the relative size and maturity of the digital advertising markets in these geographies.

**Quarterly revenue
(in millions)**



Global



Note: Revenue by geography in the charts above is geographically apportioned based on our estimate of users' geographic location when they perform a revenue-generating activity. This allocation differs from our disclosure of revenue disaggregated by geography in the notes to our consolidated financial statements where revenue is geographically apportioned based on our customers' billing addresses. U.S. and Canada, Europe and Rest of World may not sum to Global and quarterly amounts may not sum to annual due to rounding.

Average Revenue per User ("ARPU"). We measure monetization of our platform through our average revenue per user metric. We define ARPU as our total revenue in a given geography during a period divided by average MAUs in that geography during the period. We calculate ARPU by geography based on our estimate of the geography in which revenue-generating activities occur. We present ARPU on a U.S. and Canada, Europe and Rest of World basis because we currently monetize users in different geographies at different average rates. Our ARPU in U.S. and Canada and, to a lesser extent, Europe is higher primarily due to the relative size and maturity of the digital advertising markets in these geographies.

Quarterly average revenue per user





For the year ended December 31, 2022, global ARPU was $6.36, which represents an increase of 10% compared to the year ended December 31, 2021. For the year ended December 31, 2022, U.S. and Canada ARPU was $24.38, an increase of 16%, Europe ARPU was $3.23, an increase of 7%, and Rest of World ARPU was $0.43, an increase of 49% compared to the year ended December 31, 2021.

We use MAUs and ARPU to assess the growth and health of the overall business and believe that these metrics best reflect our ability to attract, retain, engage and monetize our users, and thereby drive revenue.

Non-GAAP financial measure

To supplement our consolidated financial statements presented in accordance with GAAP, we consider Adjusted EBITDA, a financial measure which is not based on any standardized methodology prescribed by GAAP.

We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, interest income, interest expense and other income (expense), net, provision for income taxes, non-cash charitable contributions, and for the third quarter of 2020, a one-time payment for the termination of a future lease contract.

We use Adjusted EBITDA to evaluate our operating results and for financial and operational decision-making purposes. We believe Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that it excludes. We also believe Adjusted EBITDA provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater transparency with respect to key metrics we use for financial and operational decision-making. We are presenting Adjusted EBITDA to assist investors in seeing our operating results through the eyes of management and because we believe that this measure provides an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry. However, our definition of Adjusted EBITDA may not be the same as similarly titled measures used by other companies.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income (loss), the nearest GAAP equivalent. For example, Adjusted EBITDA excludes:

- certain recurring, non-cash charges such as depreciation of fixed assets and amortization of acquired intangible assets, although these assets may have to be replaced in the future; and

- share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense and an important part of our compensation strategy.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other financial results presented in accordance with GAAP. The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ (96,047)	$ 316,438	$ (128,323)
Depreciation and amortization	46,489	27,500	36,988
Share-based compensation	497,123	415,382	321,020
Interest income	(30,943)	(4,204)	(16,119)
Interest expense and other (income) expense, net	15,210	9,420	635
Provision for income taxes	10,103	4,533	1,303
Non-cash charitable contributions	—	45,300	—
Termination of future lease contract	—	—	89,500
Adjusted EBITDA[(1)]	$ 441,935	$ 814,369	$ 305,004

[(1)] Non-cash charitable contributions of $2.7 million were not excluded from Adjusted EBITDA for the year ended December 31, 2020 as these were not material.

Components of results of operations

Revenue. We generate revenue by delivering ads on our website and mobile application. Advertisers purchase ads directly with us or through their relationships with advertising agencies. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click ("CPC") basis, views an ad contracted on a cost per thousand impressions ("CPM") basis or views a video ad contracted on a cost per view ("CPV") basis.

Cost of Revenue. Cost of revenue consists primarily of expenses associated with the delivery of our service, including the cost of hosting our website and mobile application. Cost of revenue also includes personnel-related expense, including salaries, benefits and share-based compensation for employees on our operations teams, payments associated with partner arrangements, credit card and other transaction processing fees, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs.

Research and development. Research and development consists primarily of personnel-related expense, including salaries, benefits and share-based compensation for our engineers and other employees engaged in the research and development of our products, and allocated facilities and other supporting overhead costs.

Sales and marketing. Sales and marketing consists primarily of personnel-related expense, including salaries, commissions, benefits and share-based compensation for our employees engaged in sales, sales support, marketing, and customer service functions, advertising and promotional expenditures, professional services, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs. Our marketing efforts also include user- and advertiser-focused marketing expenditures.

General and administrative. General and administrative consists primarily of personnel-related expense, including salaries, benefits and share-based compensation for our employees engaged in finance, legal, human resources and other administrative functions, professional services, including outside legal and accounting services, charitable contributions and allocated facilities and other supporting overhead costs.

Other income (expense), net. Other income (expense), net consists primarily of interest earned on our cash equivalents and marketable securities and foreign currency exchange gains and losses.

Provision for Income Taxes. Provision for income taxes consists primarily of income taxes in foreign jurisdictions and U.S. federal and state income taxes.

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, interest income, interest expense and other income (expense), net, provision for income taxes, non-cash charitable contributions, and for the third quarter of 2020, a one-time payment for the termination of a future lease contract. See "Non-GAAP Financial Measure" for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Results of operations

The following tables set forth our consolidated statements of operations data (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Revenue	$ 2,802,574	$ 2,578,027	$ 1,692,658
Costs and expenses [1]:			
Cost of revenue	678,597	529,320	449,358
Research and development	948,980	780,264	606,194
Sales and marketing	933,133	641,279	442,807
General and administrative	343,541	300,977	336,803
Total costs and expenses	2,904,251	2,251,840	1,835,162
Income (loss) from operations	(101,677)	326,187	(142,504)
Interest income	30,943	4,204	16,119
Interest expense and other income (expense), net	(15,210)	(9,420)	(635)
Income (loss) before provision for income taxes	(85,944)	320,971	(127,020)
Provision for income taxes	10,103	4,533	1,303
Net income (loss)	$ (96,047)	$ 316,438	$ (128,323)
Adjusted EBITDA [2]	$ 441,935	$ 814,369	$ 305,004

[1] Includes share-based compensation expense as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Cost of revenue	$ 7,629	$ 7,438	$ 7,865
Research and development	324,161	309,715	218,718
Sales and marketing	99,467	52,691	35,645
General and administrative	65,866	45,538	58,792
Total share-based compensation	$ 497,123	$ 415,382	$ 321,020

[2] See "Non-GAAP Financial Measure" for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

The following table sets forth our consolidated statements of operations data (as a percentage of revenue):

	Year Ended December 31,		
	2022	2021	2020
Revenue	100%	100%	100%
Costs and expenses:			
Cost of revenue	24	21	27
Research and development	34	30	36
Sales and marketing	33	25	26
General and administrative	12	12	20
Total costs and expenses	104	87	108
Income (loss) from operations	(4)	13	(8)
Interest income	1	—	1
Interest expense and other income (expense), net	(1)	—	—
Income (loss) before provision for income taxes	(3)	12	(8)
Provision for income taxes	—	—	—
Net income (loss)	(3)%	12%	(8)%

Years Ended December 31, 2022 and 2021

Revenue

	Year Ended December 31,		
	2022	**2021**	**% change**
	(in thousands)		
Revenue	$ 2,802,574	$ 2,578,027	9%

Revenue for the year ended December 31, 2022 increased by $224.5 million compared to the year ended December 31, 2021. Revenue growth was driven by a 10% increase in ARPU and offset by a 1% decrease in average MAUs for the year ended December 31, 2022 as compared to the year ended December 31, 2021. The number of advertisements served increased by 17% while the price of advertisements decreased 7% as compared to the year ended December 31, 2021.

For the year ended December 31, 2022 compared to the year ended December 31, 2021, revenue based on our estimate of the geographic location of our users increased by 8% in the U.S. and Canada to $2,309.3 million driven by a 16% increase in U.S. and Canada ARPU offset by a 6% decrease in average U.S. and Canada MAUs. Europe revenue increased by 4% to $397.9 million primarily due to an increase in the number of advertisements served offset by foreign exchange and macroeconomic headwinds, and Rest of World revenue increased by 52% to $95.3 million driven by an 49% increase in Rest of World ARPU.

Cost of revenue

	Year Ended December 31,		
	2022	**2021**	**% change**
	(in thousands)		
Cost of revenue	$ 678,597	$ 529,320	28%
Percentage of revenue	24%	21%	

Cost of revenue for the year ended December 31, 2022 increased by $149.3 million compared to the year ended December 31, 2021. The increase was primarily due to higher absolute hosting costs due to higher compute utilization and an $8.0 million increase in amortization of acquired intangible assets.

Research and development

	Year Ended December 31,		
	2022	**2021**	**% change**
	(in thousands)		
Research and development	$ 948,980	$ 780,264	22%
Percentage of revenue	34%	30%	

Research and development for the year ended December 31, 2022 increased by $168.7 million compared to the year ended December 31, 2021. The increase was primarily due to a 20% increase in average headcount, which drove higher personnel expenses, a $14.4 million increase in share-based compensation expense, as well as higher allocated facilities costs and outsourced services.

Sales and marketing

	Year Ended December 31,		% change
	2022	2021	
	(in thousands)		
Sales and marketing	$ 933,133	$ 641,279	46%
Percentage of revenue	33%	25%	

Sales and marketing for the year ended December 31, 2022 increased by $291.9 million compared to the year ended December 31, 2021. The increase was primarily due to an $82.0 million increase in marketing expenses; higher personnel expenses due to a 24% increase in average headcount and $11.1 million of severance and related payments resulting from the departure of certain key employees of The Yes; $46.8 million of share-based compensation expense, which includes $22.9 million of share-based compensation expense resulting from the departure of certain key employees of The Yes; higher outsourced services costs; and a $15.5 million increase in amortization of acquired intangible assets.

General and administrative

	Year Ended December 31,		% change
	2022	2021	
	(in thousands)		
General and administrative	$ 343,541	$ 300,977	14%
Percentage of revenue	12%	12%	

General and administrative for the year ended December 31, 2022 increased by $42.6 million compared to the year ended December 31, 2021. The increase was primarily due to a 20% increase in average headcount, which drove higher personnel expenses, as well as a $20.3 million increase in share-based compensation expense primarily due to options and restricted stock awards granted to our new Chief Executive Officer, as well as higher allocated facilities, taxes and bad debt expenses offset by $45.3 million of non-cash charitable contributions made in 2021.

Other income (expense), net

	Year Ended December 31,		% change
	2022	2021	
	(in thousands)		
Interest income	$ 30,943	$ 4,204	636%
Interest expense and other income (expense)	(15,210)	(9,420)	61%
Other income (expense), net	$ 15,733	$ (5,216)	(402)%

Other income (expense), net for the year ended December 31, 2022 increased by $20.9 million compared to the year ended December 31, 2021. The increase was primarily due to higher returns on our cash equivalents and marketable securities offset by foreign currency exchange losses.

Provision for income taxes

	Year Ended December 31,		% change
	2022	2021	
	(in thousands)		
Provision for income taxes	$ 10,103	$ 4,533	123%

Provision for income taxes was primarily due to income generated in U.S. federal, state and certain foreign jurisdictions for each of the periods presented and for the year ended December 31, 2022 includes the effects of the capitalization and amortization of research and development expenses as required by the 2017 Tax Cuts and Jobs Act.

Net income (loss) and adjusted EBITDA

	Year Ended December 31,		% change
	2022	**2021**	
	(in thousands)		
Net income (loss)	$ (96,047)	$ 316,438	(130)%
Adjusted EBITDA	$ 441,935	$ 814,369	(46)%

Net loss for the year ended December 31, 2022 was $96.0 million, as compared to net income of $316.4 million for the year ended December 31, 2021. Adjusted EBITDA was $441.9 million for the year ended December 31, 2022, as compared to $814.4 million for the year ended December 31, 2021, due to the factors described above. See "Non-GAAP Financial Measure" for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Liquidity and capital resources

We finance our operations primarily through payments received from our customers. Our primary uses of cash are personnel-related costs and the cost of hosting our website and mobile application. As of December 31, 2022, we had $2,698.2 million in cash, cash equivalents and marketable securities. Our cash equivalents and marketable securities are primarily invested in short-duration fixed income securities, including government and investment-grade corporate debt securities and money market funds. As of December 31, 2022, $110.5 million of our cash and cash equivalents was held by our foreign subsidiaries.

In October 2022, we entered into an amended and restated five-year $400.0 million revolving credit facility (the "2022 revolving credit facility"), which replaced our previous $500.0 million revolving credit facility entered into in November 2018. The 2022 revolving credit facility also contains an accordion option which, if exercised, would allow us to increase the aggregate commitments by up to $405.0 million provided we are able to secure additional lender commitments and satisfy certain other conditions. Interest on any borrowings under the 2022 revolving credit facility accrues at either an adjusted term SOFR plus 0.10% and a margin of 1.50% or at an alternative base rate plus a margin of 0.50%, at our election, and we are required to pay an annual commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the 2022 revolving credit facility.

The 2022 revolving credit facility also allows us to issue letters of credit, which reduce the amount we can borrow. We are required to pay a fee that accrues at 0.125% per annum on the average aggregate daily maximum amount available to be drawn under any outstanding letters of credit.

The 2022 revolving credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make distributions to holders of our stock or the stock of our subsidiaries, make investments or engage in transactions with our affiliates. The 2022 revolving credit facility also contains a financial maintenance covenant: a maximum net leverage ratio of consolidated debt to consolidated EBITDA no greater than 3.50 to 1.00, subject to an increase up to 4.00 to 1.00 for a certain period following an acquisition. The obligations under the 2022 revolving credit facility are secured by liens on substantially all of our domestic assets, including certain domestic intellectual property assets. There are no amounts outstanding under this facility as of December 31, 2022.

We believe our existing cash, cash equivalents and marketable securities and amounts available under the 2022 revolving credit facility will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months, though we may require additional capital resources in the future. We may elect to raise additional capital through the sale of additional equity to fund our future needs beyond the next 12 months.

Our material cash requirements include our $2,357.1 million commitment with Amazon Web Services, for which we are not subject to annual purchase commitments, and our $270.6 million of operating lease obligations, of which $59.0 million is due within the next 12 months.

On February 2, 2023, our board of directors authorized a stock repurchase program of up to $500 million of our Class A common stock over the next 12 months. Under the stock repurchase program, we are authorized to repurchase, from time-to-time, shares of our Class A common stock through open market purchases, in privately negotiated transactions or

in other such manner as permitted by securities law and as determined by management at such time and in such amounts as management may decide. The program does not obligate us to repurchase any specific number of shares and may be modified, suspended or discontinued at any time.

For the years ended December 31, 2022, 2021 and 2020, our net cash flows were as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Net cash provided by (used in):			
Operating activities	$ 469,202	$ 752,907	$ 28,826
Investing activities	$ (128,245)	$ (25,858)	$ (47,623)
Financing activities	$ (148,927)	$ 22,162	$ 19,638

Operating activities

Cash flows from operating activities consist of our net income (loss) adjusted for certain non-cash reconciling items, such as share-based compensation expense, depreciation and amortization, non-cash charitable contributions and changes in our operating assets and liabilities. Net cash provided by operating activities decreased by $283.7 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to decrease in our net income (loss) offset by an increase in collections of accounts receivable.

Investing activities

Cash flows from investing activities consist of capital expenditures for improvements to new and existing office spaces and acquisitions of businesses. We also actively manage our operating cash and cash equivalent balances and invest excess cash in short-duration marketable securities, the sales and maturities of which we use to fund our ongoing working capital requirements. Net cash used in investing activities increased by $102.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to the acquisition of The Yes Platform, Inc., increased purchases of property and equipment and intangible assets, and a net increase in marketable securities.

Financing activities

Cash flows from financing activities consist of tax remittances on release of RSUs and RSAs and proceeds from the exercise of stock options. Net cash used in financing activities increased by $171.1 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to our transition to net settling the tax remittances on release of RSUs and RSAs in the second quarter of 2022.

Critical accounting policies and estimates

We prepare our consolidated financial statements in accordance with GAAP. Preparing our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as related disclosures. Because these estimates and judgments may change from period to period, actual results could differ materially, which may negatively affect our financial condition or results of operations. We base our estimates and judgments on historical experience and various other assumptions that we consider reasonable, and we evaluate these estimates and judgments on an ongoing basis. We refer to such estimates and judgments, discussed further below, as critical accounting policies and estimates.

Refer to Note 1 to our consolidated financial statements for further information on our other significant accounting policies.

Revenue recognition

We generate revenue by delivering ads on our website and mobile application. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a CPC basis, views an ad contracted on a CPM basis or views a video ad contracted on a CPV basis. We typically bill customers on a CPC, CPM or CPV basis, and our payment terms vary by customer type and location. The term between billing and payment due dates is not significant.

We recognize revenue only after satisfying our contractual performance obligations. We occasionally offer customers free ad inventory. When contracts with our customers contain multiple performance obligations, we allocate the overall transaction price, which is the amount of consideration to which we expect to be entitled in exchange for promised goods or services, to each of the distinct performance obligations based on their relative standalone selling prices. We generally determine standalone selling prices based on the effective price charged per contracted click, impression or view, and we do not disclose the value of unsatisfied performance obligations because the original expected duration of our contracts is generally less than one year.

Item 7A. Quantitative and qualitative disclosures about market risk

We are exposed to market risks, including changes in foreign currency exchange and interest rates, in the ordinary course of our business.

Foreign currency exchange risk

Our reporting currency is the U.S. dollar, and the functional currency of our subsidiaries is either their local currency or the U.S. dollar, depending on the circumstances. While the majority of our revenue and operating expenses are denominated in U.S. dollars, we have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains or losses related to revaluing certain asset and liability balances denominated in currencies other than the functional currency of the subsidiaries in which they are recorded. To date, these fluctuations have not been material. We have not engaged in hedging activities relating to our foreign currency exchange risk, although we may do so in the future. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have materially affected our consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020.

Interest rate risk

As of December 31, 2022, we held cash, cash equivalents and marketable securities of $2,698.2 million. Our cash equivalents and marketable securities primarily consist of short-duration fixed income securities, including government and investment-grade corporate debt securities and money market funds, and our investment policy is meant to preserve capital and maintain liquidity. Changes in interest rates affect the interest income we earn on our cash, cash equivalents and marketable securities and the fair value of our cash equivalents and marketable securities. A hypothetical 100 basis point increase in interest rates would have decreased the market value of our cash equivalents and marketable securities by $5.2 million and $5.4 million as of December 31, 2022 and 2021, respectively.

Item 8. Financial statements and supplementary data

Pinterest, Inc.
Index to consolidated financial statements

Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of Pinterest, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Pinterest, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 6, 2023, expressed an unqualified opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition

Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company generates revenue by delivering ads on the Pinterest website and mobile application. Revenue is recognized after transferring control of the promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click basis, views an ad contracted on a cost per thousand impressions basis or views a video ad contracted on a cost per view basis.
	The Company's revenue recognition process utilizes complex proprietary systems and tools for the initiation, processing, and recording of a high volume of individually low monetary value transactions. This process is dependent on the effective design and operation of multiple systems, processes, data sources and controls which require significant audit effort. Also, the identification and evaluation of non-standard terms and conditions requires incremental judgements to determine the distinct performance obligations and potential impact to the timing of revenue recognition.
How We Addressed the Matter in Our Audit	With the support of our information technology professionals, we identified and tested the relevant systems and tools used for the determination of initiation and processing of advertisements and recording of revenue, which included processes and controls related to access to the relevant systems and data, changes to the relevant systems and interfaces, and configuration of the relevant systems. We further obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's internal controls over the identification and evaluation of non-standard terms and conditions and the resulting impact on timing and amount of revenue recognition.
	To test the Company's recognition of revenue, our audit procedures included, among others, testing the completeness and accuracy of the underlying data within the Company's billing systems, and comparing revenue recognized to accounts receivables and cash receipts. Additionally, we examined standard customer terms and conditions and we selected a sample of non-standard contractual arrangements to test that all material distinct performance obligations were identified and to test the timing and amount of revenue recognition.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

San Francisco, California
February 6, 2023

Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of Pinterest, Inc.

Opinion on internal control over financial reporting

We have audited Pinterest, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Pinterest, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 6, 2023 expressed an unqualified opinion thereon.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California
February 6, 2023

Pinterest, Inc.
Consolidated balance sheets

(In thousands, except par value)

	December 31,	
	2022	2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,611,063	$ 1,419,630
Marketable securities	1,087,164	1,060,488
Accounts receivable, net of allowances of $12,672 and $8,282 as of December 31, 2022 and 2021, respectively	681,532	653,355
Prepaid expenses and other current assets	74,918	48,090
Total current assets	3,454,677	3,181,563
Property and equipment, net	59,575	53,401
Operating lease right-of-use assets	206,253	227,912
Goodwill and intangible assets, net	124,822	61,115
Other assets	17,403	13,247
Total assets	$ 3,862,730	$ 3,537,238
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 87,920	$ 17,675
Accrued expenses and other current liabilities	292,611	242,131
Total current liabilities	380,531	259,806
Operating lease liabilities	178,694	209,181
Other liabilities	21,851	29,508
Total liabilities	581,076	498,495
Commitments and contingencies		
Stockholders' equity:		
Class A common stock, $0.00001 par value, 6,666,667 shares authorized, 593,918 and 568,228 shares issued and outstanding as of December 31, 2022 and 2021, respectively; Class B common stock, $0.00001 par value, 1,333,333 shares authorized, 89,284 and 88,644 shares issued and outstanding as of December 31, 2022 and 2021, respectively	7	7
Additional paid-in capital	5,407,724	5,059,528
Accumulated other comprehensive loss	(11,419)	(2,181)
Accumulated deficit	(2,114,658)	(2,018,611)
Total stockholders' equity	3,281,654	3,038,743
Total liabilities and stockholders' equity	$ 3,862,730	$ 3,537,238

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of operations

(In thousands, except per share amounts)

	Year Ended December 31,		
	2022	2021	2020
Revenue	$ 2,802,574	$ 2,578,027	$ 1,692,658
Costs and expenses:			
Cost of revenue	678,597	529,320	449,358
Research and development	948,980	780,264	606,194
Sales and marketing	933,133	641,279	442,807
General and administrative	343,541	300,977	336,803
Total costs and expenses	2,904,251	2,251,840	1,835,162
Income (loss) from operations	(101,677)	326,187	(142,504)
Interest income	30,943	4,204	16,119
Interest expense and other income (expense), net	(15,210)	(9,420)	(635)
Income (loss) before provision for income taxes	(85,944)	320,971	(127,020)
Provision for income taxes	10,103	4,533	1,303
Net income (loss)	$ (96,047)	$ 316,438	$ (128,323)
Net income (loss) per share attributable to common stockholders:			
Basic	$ (0.14)	$ 0.49	$ (0.22)
Diluted	$ (0.14)	$ 0.46	$ (0.22)
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:			
Basic	665,732	640,030	596,264
Diluted	665,732	691,651	596,264

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of comprehensive income (loss)
(In thousands)

		Year Ended December 31,			
		2022		2021	2020
Net income (loss)	$	(96,047)	$	316,438	$ (128,323)
Other comprehensive income (loss), net of taxes:					
Change in unrealized gain (loss) on available-for-sale marketable securities		(8,334)		(4,252)	1,670
Change in foreign currency translation adjustment		(904)		(409)	163
Comprehensive income (loss)	$	(105,285)	$	311,777	$ (126,490)

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of stockholders' equity

(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2019	569,904	$ 6	$ 4,229,778	$ 647	$ (2,206,726)	$ 2,023,705
Release of restricted stock units and issuance of restricted stock awards, net	22,169	—	—	—	—	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	—	—	(56,894)	—	—	(56,894)
Issuance of common stock for cash upon exercise of stock options, net	34,149	—	78,282	—	—	78,282
Issuance of common stock related to charitable	150	—	2,748	—	—	2,748
Share-based compensation	—	—	321,020	—	—	321,020
Other comprehensive income	—	—	—	1,833	—	1,833
Net loss	—	—	—	—	(128,323)	(128,323)
Balance as of December 31, 2020	626,372	$ 6	$ 4,574,934	$ 2,480	$ (2,335,049)	$ 2,242,371
Release of restricted stock units and issuance of restricted stock awards, net	21,944	1	—	—	—	1
Issuance of common stock for cash upon exercise of stock options, net	7,806	—	23,912	—	—	23,912
Issuance of common stock related to charitable	750	—	45,300	—	—	45,300
Share-based compensation	—	—	415,382	—	—	415,382
Other comprehensive loss	—	—	—	(4,661)	—	(4,661)
Net income	—	—	—	—	316,438	316,438
Balance as of December 31, 2021	656,872	$ 7	$ 5,059,528	$ (2,181)	$ (2,018,611)	$ 3,038,743
Release of restricted stock units and issuance of restricted stock awards, net	17,435	—	—	—	—	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	—	—	(161,809)	—	—	(161,809)
Issuance of common stock for cash upon exercise of stock options, net	8,895	—	12,882	—	—	12,882
Share-based compensation	—	—	497,123	—	—	497,123
Other comprehensive loss	—	—	—	(9,238)	—	(9,238)
Net loss	—	—	—	—	(96,047)	(96,047)
Balance as of December 31, 2022	683,202	$ 7	$ 5,407,724	$ (11,419)	$ (2,114,658)	$ 3,281,654

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of cash flows

(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Operating activities			
Net income (loss)	$ (96,047)	$ 316,438	$ (128,323)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	46,489	27,500	36,988
Share-based compensation	497,123	415,382	321,020
Non-cash charitable contributions	—	45,300	2,748
Other	(13,889)	9,607	8,332
Changes in assets and liabilities:			
Accounts receivable	(28,856)	(88,862)	(253,173)
Prepaid expenses and other assets	(30,214)	(14,727)	4,128
Operating lease right-of-use assets	56,024	43,995	41,898
Accounts payable	70,777	(33,451)	15,721
Accrued expenses and other liabilities	20,627	82,435	23,647
Operating lease liabilities	(52,832)	(50,710)	(44,160)
Net cash provided by operating activities	469,202	752,907	28,826
Investing activities			
Purchases of property and equipment and intangible assets	(28,984)	(9,031)	(17,401)
Purchases of marketable securities	(1,028,480)	(1,104,087)	(1,216,260)
Sales of marketable securities	7,417	274,654	265,422
Maturities of marketable securities	1,007,861	849,520	920,300
Acquisition of business, net of cash acquired	(86,059)	(36,914)	—
Other investing activities	—	—	316
Net cash used in investing activities	(128,245)	(25,858)	(47,623)
Financing activities			
Proceeds from exercise of stock options, net	12,882	23,912	78,282
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	(161,809)	—	(56,894)
Payment of deferred offering costs and other financing activities	—	(1,750)	(1,750)
Net cash (used in) provided by financing activities	(148,927)	22,162	19,638
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,434)	(1,058)	327
Net increase in cash, cash equivalents and restricted cash	190,596	748,153	1,168
Cash, cash equivalents and restricted cash, beginning of period	1,427,064	678,911	677,743
Cash, cash equivalents and restricted cash, end of period	$ 1,617,660	$ 1,427,064	$ 678,911
Supplemental cash flow information			
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$ 31,515	$ 118,977	$ 15,089
Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets			
Cash and cash equivalents	$ 1,611,063	$ 1,419,630	$ 669,230
Restricted cash included in prepaid expenses and other current assets	1,067	1,137	571
Restricted cash included in other assets	5,530	6,297	9,110
Total cash, cash equivalents and restricted cash	$ 1,617,660	$ 1,427,064	$ 678,911

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Notes to consolidated financial statements

1. Description of business and summary of significant accounting policies

Description of business

Pinterest was incorporated in Delaware in 2008 and is headquartered in San Francisco, California. Pinterest is a visual discovery engine that people around the globe use to find the inspiration to create a life they love. We generate revenue by delivering ads on our website and mobile application.

Basis of presentation and consolidation

We prepared the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). The consolidated financial statements include the accounts of Pinterest, Inc. and its wholly owned subsidiaries. We have eliminated all intercompany balances and transactions.

Reclassifications

We have reclassified certain amounts in prior periods to conform with current presentation.

Use of estimates

Preparing our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect amounts reported in the consolidated financial statements and accompanying notes. We base these estimates and judgments on historical experience and various other assumptions that we consider reasonable. GAAP requires us to make estimates and assumptions in several areas, including the fair values of financial instruments, assets acquired and liabilities assumed through business combinations, share-based awards, and contingencies as well as the collectability of our accounts receivable, the useful lives of our intangible assets and property and equipment, the incremental borrowing rate we use to determine our operating lease liabilities, and revenue recognition, among others. Actual results could differ materially from these estimates and judgments.

Segments

We operate as a single operating segment. Our chief operating decision maker is our Chief Executive Officer ("CEO"), who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about our revenue, for purposes of making operating decisions, assessing financial performance and allocating resources.

Revenue recognition

We generate revenue by delivering ads on our website and mobile application. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a CPC basis, views an ad contracted on a CPM basis or views a video ad contracted on a CPV basis. We typically bill customers on a CPC, CPM or CPV basis, and our payment terms vary by customer type and location. The term between billing and payment due dates is not significant.

We recognize revenue only after satisfying our contractual performance obligations. We occasionally offer customers free ad inventory. When contracts with our customers contain multiple performance obligations, we allocate the overall transaction price, which is the amount of consideration to which we expect to be entitled in exchange for promised goods or services, to each of the distinct performance obligations based on their relative standalone selling prices. We generally determine standalone selling prices based on the effective price charged per contracted click, impression or view, and we do not disclose the value of unsatisfied performance obligations because the original expected duration of our contracts is generally less than one year.

We record sales commissions in sales and marketing as incurred because we would amortize these over a period of less than one year.

Deferred revenue was not material as of December 31, 2022 and 2021.

Cost of revenue

Cost of revenue consists primarily of expenses associated with the delivery of our service, including the cost of hosting our website and mobile application. Cost of revenue also includes personnel-related expense, including salaries, benefits and share-based compensation for employees on our operations teams, payments associated with partner arrangements, credit card and other transaction processing fees, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs.

Share-based compensation

Restricted stock units ("RSUs") granted under our 2009 Stock Plan (the "2009 Plan") are subject to both a service condition, which is typically satisfied over four years, and a performance condition, which was deemed satisfied upon the pricing of our initial public offering ("IPO"). We did not record any share-based compensation expense for our RSUs prior to our IPO because the performance condition had not yet been satisfied. Upon pricing our IPO, we recorded cumulative share-based compensation expense using the accelerated attribution method for those RSUs granted under our 2009 Plan for which the service condition had been satisfied at that date. We record the remaining unrecognized share-based compensation expense over the remainder of the requisite service period.

RSUs, restricted stock awards ("RSAs"), and stock options granted under our 2019 Omnibus Incentive Plan (the "2019 Plan") are subject only to a service condition, which is typically satisfied over four years. We record share-based compensation expense for these RSUs, RSAs and stock options on a straight-line basis over the requisite service period.

We measure RSUs and RSAs based on the fair market value of our common stock on the grant date and stock options based on their estimated grant date fair values, which we determine using the Black-Scholes option-pricing model. We record the resulting expense in our consolidated statements of operations over the requisite service period, which is generally four years, and we account for forfeitures as they occur.

Income taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted statutory tax rates in effect for the years in which we expect the differences to reverse. We establish valuation allowances to reduce deferred tax assets to the amounts we believe it is more likely than not we will be able to realize. We recognize tax benefits from uncertain tax positions when we believe it is more likely than not that the tax position is sustainable on examination by tax authorities based on its technical merits. We recognize taxes on Global Intangible Low-Taxed Income as incurred.

Advertising expenses

We record advertising expenses as incurred and include these in sales and marketing in the consolidated statements of operations. Advertising expenses were $139.7 million, $94.7 million and $30.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Marketable securities

We invest in highly liquid corporate debt securities, U.S. treasury securities, asset-backed securities, U.S. government agency securities, municipal securities, non-U.S. government and supranational bonds and certificates of deposit. We classify marketable investments with stated maturities of ninety days or less from the date of purchase as cash equivalents and those with stated maturities greater than ninety days from the date of purchase as marketable securities.

We classify our marketable securities as available-for-sale investments in our current assets because they are available for use to support current operations. We carry our marketable investments at fair value and record unrealized gains or losses, net of taxes, in accumulated other comprehensive loss in stockholders' equity. We determine realized gains and losses on the sale of marketable investments using a specific identification method and record these and any expected credit losses in interest expense and other income (expense), net.

Fair value measurements

We account for certain assets and liabilities at fair value, which is the amount we believe market participants would be willing to receive to sell an asset or pay to transfer a liability in an orderly transaction. We categorize these assets and liabilities into the three levels below based on the degree to which the inputs we use to measure their fair values are observable in active markets. We use the most observable inputs available to us when measuring fair value.

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets
- Level 2: Observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, or inputs that are derived principally from or corroborated by observable market data or other means
- Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

Accounts receivable, net of allowances

We record accounts receivable at the original invoiced amount. We maintain an allowance for credit losses for any receivables we may be unable to collect. We estimate uncollectible receivables based on our receivables' age, our customers' credit quality and current economic conditions, among other factors that may affect our customers' ability to pay. We also maintain an allowance for sales credits, which we determine based on historical credits issued to customers. We include the allowances for credit losses and sales credits in accounts receivable, net in the consolidated balance sheets.

Property and equipment

We carry property and equipment at cost less accumulated depreciation and calculate depreciation using the straight-line method over our assets' estimated useful lives, which are generally:

Property and Equipment	Useful Life
Computer and network equipment	3 years
Furniture and fixtures	4 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Leases and operating lease incremental borrowing rate

We lease office space under operating leases with expiration dates through 2033. We determine whether an arrangement constitutes a lease at inception and record lease liabilities and right-of-use assets on our consolidated balance sheets at lease commencement. We measure lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or our incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to our own. We measure right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs we incur and (iii) tenant incentives under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us, we do not assume renewals or early terminations unless we are reasonably certain to exercise these options at commencement and we do not allocate consideration between lease and non-lease components.

For short-term leases, we record rent expense in our consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Business combinations

We include the results of operations of businesses that we acquire in our consolidated financial statements beginning on their respective acquisition dates. We allocate the fair value of the purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. When the fair value of the purchase consideration exceeds the fair values of the identifiable assets and liabilities acquired, we record the excess as goodwill. Our estimates of fair value are based on assumptions we believe to be reasonable but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets and liabilities acquired with the corresponding offset to goodwill. Any adjustments after the measurement period are reflected in our consolidated statements of operations.

Long-lived assets, including goodwill and intangible assets

We record definite-lived intangible assets at fair value less accumulated amortization. We calculate amortization using the straight-line method over the assets' estimated useful lives of up to ten years.

We review our property and equipment and intangible assets for impairment whenever events or circumstances indicate that an asset's carrying value may not be recoverable. We measure recoverability by comparing an asset's carrying value to the future undiscounted cash flows that we expect it to generate. If this test indicates that the asset's carrying value is not recoverable, we record an impairment charge to reduce the asset's carrying value to its fair value. In the fourth quarter of 2022 we recorded $9.4 million of impairment charges for acquired intangible assets. We did not record any other material property and equipment or intangible asset impairments during the periods presented.

We review goodwill for impairment at least annually or more frequently if current circumstances or events indicate that the fair value of our single reporting unit may be less than its carrying value. We did not record any goodwill impairment during the periods presented.

Website development costs

We capitalize costs to develop our website and mobile application when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Due to the iterative process by which we perform upgrades and the relatively short duration of our development projects, development costs meeting our capitalization criteria were not material during the periods presented.

Loss contingencies

We are involved in various lawsuits, claims and proceedings that arise in the ordinary course of business. We record a liability for these when we believe it is probable that we have incurred a loss and can reasonably estimate the loss. We regularly evaluate current information to determine whether we should adjust a recorded liability or record a new one.

Foreign currency

The functional currency of our international subsidiaries is generally their local currency. We translate these subsidiaries' financial statements into U.S. dollars using month-end exchange rates for assets and liabilities and average exchange rates for revenue and costs and expenses. We record translation gains and losses in accumulated other comprehensive loss in stockholders' equity. We record foreign exchange gains and losses in interest expense and other income (expense), net. Our net foreign exchange gains and losses were not material for the periods presented.

Concentration of business risk

We have an agreement with Amazon Web Services ("AWS") to provide the cloud computing infrastructure we use to host our website, mobile application and many of the internal tools we use to operate our business. We are currently required to maintain a substantial majority of our monthly usage of certain compute, storage, data transfer and other services on AWS. Any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause us to incur significant time and expense.

Concentration of credit risk

Financial instruments that may potentially expose us to concentrations of credit risk primarily consist of cash, cash equivalents, marketable securities and restricted cash. Our investment policy is meant to preserve capital and maintain liquidity. The policy limits our marketable investments to investment-grade securities and limits our credit exposure by limiting our concentration in any one corporate issuer or sector and by establishing a minimum credit rating for marketable investments we purchase. Although we deposit cash and marketable investments with multiple financial institutions, our deposits may exceed insurable limits.

No customer accounted for more than 10% of our revenue for the years ended December 31, 2022, 2021 and 2020.

Our accounts receivable are generally unsecured. We monitor our customers' credit quality on an ongoing basis and maintain reserves for estimated credit losses. Bad debt expense was not material for the years ended December 31, 2022, 2021 and 2020.

2. Cash, cash equivalents and marketable securities

Cash, cash equivalents and marketable securities consist of the following (in thousands):

| | December 31, 2022 | | | |
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:				
Cash	$ 474,365	$ —	$ —	$ 474,365
Money market funds	1,017,191	—	—	1,017,191
Commercial paper	111,996	—	(21)	111,975
Corporate bonds	1,542	—	—	1,542
U.S. treasury securities	5,988	2	—	5,990
Total cash and cash equivalents	1,611,082	2	(21)	1,611,063
Marketable securities:				
Corporate bonds	370,445	172	(7,542)	363,075
Commercial paper	241,407	71	(286)	241,192
U.S. treasury securities	244,056	33	(1,173)	242,916
Certificates of deposit	158,607	60	(421)	158,246
Municipal securities	28,029	4	(584)	27,449
Non-U.S. government and supranational bonds	23,228	—	(629)	22,599
U.S. agency bonds	31,695	40	(48)	31,687
Total marketable securities	1,097,467	380	(10,683)	1,087,164
Total	$ 2,708,549	$ 382	$ (10,704)	$ 2,698,227

	December 31, 2021			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:				
Cash	$ 589,156	$ —	$ —	$ 589,156
Money market funds	711,188	—	—	711,188
Commercial paper	114,972	4	—	114,976
Corporate bonds	4,310	—	—	4,310
Total cash and cash equivalents	1,419,626	4	—	1,419,630
Marketable securities:				
Corporate bonds	450,746	181	(1,510)	449,417
Commercial paper	247,623	15	(78)	247,560
U.S. treasury securities	189,325	19	(334)	189,010
Certificates of deposit	82,504	19	(37)	82,486
Municipal securities	49,470	11	(150)	49,331
Non-U.S. government and supranational bonds	41,812	3	(131)	41,684
U.S. agency bonds	1,000	—	—	1,000
Total marketable securities	1,062,480	248	(2,240)	1,060,488
Total	$ 2,482,106	$ 252	$ (2,240)	$ 2,480,118

Our allowance for credit losses for our marketable securities was not material as of December 31, 2022 and 2021.

The fair value of our marketable securities by contractual maturity is as follows (in thousands):

	December 31, 2022
Due in one year or less	$ 951,486
Due after one to five years	135,678
Total	$ 1,087,164

Net realized gains and losses from sales of available-for-sale securities were not material for any period presented.

3. Fair value of financial instruments

The fair values of the financial instruments we measure at fair value on a recurring basis are as follows (in thousands):

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 1,017,191	$ —	$ —	$ 1,017,191
Commercial paper	—	111,975	—	111,975
U.S. treasury securities	5,990	—	—	5,990
Marketable securities:				
Corporate bonds	—	363,075	—	363,075
Commercial paper	—	241,192	—	241,192
U.S. treasury securities	242,916	—	—	242,916
Certificates of deposit	—	158,246	—	158,246
Municipal securities	—	27,449	—	27,449
Non-U.S. government and supranational bonds	—	22,599	—	22,599
U.S. agency bonds	—	31,687	—	31,687
Prepaid expenses and other current assets:				
Certificates of deposit	—	1,067	—	1,067
Restricted cash:				
Certificates of deposit	$ —	$ 5,530	$ —	$ 5,530

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 711,188	$ —	$ —	$ 711,188
Commercial paper	—	114,976	—	114,976
Corporate bonds	—	4,310	—	4,310
Marketable securities:				
Corporate bonds	—	449,417	—	449,417
Commercial paper	—	247,560	—	247,560
U.S. treasury securities	189,010	—	—	189,010
Certificates of deposit	—	82,486	—	82,486
Municipal securities	—	49,331	—	49,331
Non-U.S. government and supranational bonds	—	41,684	—	41,684
U.S. agency bonds	—	1,000	—	1,000
Prepaid expenses and other current assets:				
Certificates of deposit	—	1,137	—	1,137
Restricted cash:				
Certificates of deposit	$ —	$ 6,297	$ —	$ 6,297

We classify our marketable securities within Level 1 or Level 2 because we determine their fair values using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

4. Other balance sheet components

Property and equipment, net

Property and equipment, net consists of the following (in thousands):

| | December 31, | |
	2022	2021
Leasehold improvements	$ 104,557	$ 101,214
Furniture and fixtures	30,882	25,956
Computer and network equipment	32,845	32,020
Total property and equipment	168,284	159,190
Less: accumulated depreciation	(116,291)	(108,159)
Construction in progress	7,582	2,370
Property and equipment, net	$ 59,575	$ 53,401

Depreciation expense was $21.6 million, $26.2 million and $36.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

| | December 31, | |
	2022	2021
Accrued hosting expenses	$ 53,380	$ 84,105
Accrued compensation	48,146	37,154
Operating lease liabilities	50,274	41,693
Other accrued expenses	140,811	79,179
Accrued expenses and other current liabilities	$ 292,611	$ 242,131

5. Acquisition

On June 10, 2022, we acquired all outstanding shares of The Yes Platform, Inc. ("The Yes"), an AI powered shopping platform for fashion. We believe the acquisition of The Yes will help accelerate our vision for Pinterest to be the home of taste-driven shopping.

The total purchase consideration was $87.6 million in cash. Of this, we attributed $15.0 million to customer relationships, $13.6 million to developed technology, and $60.0 million to goodwill. Goodwill represents the synergies we expect to realize from the acquisition and the assembled workforce and is not deductible for tax purposes.

We included the results of The Yes's operations in our consolidated financial statements beginning on the acquisition date. The acquisition did not have a material impact on our consolidated financial statements so we have not presented historical and pro forma disclosures.

In the fourth quarter of 2022, we recorded impairment charges of $9.4 million related to the customer relationships and developed technology. Refer to Note 6 for detail.

6. Goodwill and intangible assets, net

Changes in goodwill for the periods presented are as follows (in thousands):

Balance as of December 31, 2021	$	40,208
Acquisitions		60,019
Balance as of December 31, 2022	$	100,227

Intangible assets, net consists of the following (in thousands):

	December 31, 2022			
	Gross Carrying Amount	Accumulated Amortization[1]	Net Carrying Amount	Weighted-Average Useful Life[2]
Acquired technology, patents and other intangibles	$ 39,907	$ (17,427)	$ 22,480	4.9 years
Customer relationships	17,700	(15,585)	2,115	1.6 years
Total intangible assets, net	$ 57,607	$ (33,012)	$ 24,595	

	December 31, 2021			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Life[2]
Acquired technology, patents and other intangibles	$ 26,307	$ (8,055)	$ 18,252	5.8 years
Customer relationships	2,700	(45)	2,655	5.0 years
Total intangible assets, net	$ 29,007	$ (8,100)	$ 20,907	

[1] Accumulated amortization includes a $9.4 million of impairment charges for acquired intangible assets for the year ended December 31, 2022.

[2] Based on the weighted-average useful life established as of acquisition date.

Amortization expense was $24.9 million, $1.3 million, and $1.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

During the fourth quarter of 2022, we evaluated the acquired intangible assets from The Yes for impairment due to the departure of certain key employees. We concluded that the fair values of the customer relationships and developed technology were impaired and recorded impairment charges of $6.3 million and $3.1 million to sales and marketing and cost of revenue, respectively.

Estimated future amortization expense as of December 31, 2022, is as follows (in thousands):

	Intangible Asset Amortization
2023	$ 7,359
2024	7,359
2025	5,464
2026	3,424
2027	476
Thereafter	513
Total	$ 24,595

7. Commitments and contingencies

As of December 31, 2022, our non-cancelable contractual commitments are as follows (in thousands):

	Purchase Commitments	Operating Leases	Total Commitments
2023	$ —	$ 58,990	$ 58,990
2024	—	37,628	37,628
2025	—	29,756	29,756
2026	—	30,443	30,443
2027	—	27,892	27,892
Thereafter	2,357,100	85,891	2,442,991
Total	$ 2,357,100	$ 270,600	$ 2,627,700

Purchase commitments

In April 2021, we entered into a new private pricing addendum with AWS, which governs our use of cloud computing infrastructure provided by AWS. Under the new pricing addendum, we are required to purchase at least $3,250.0 million of cloud services from AWS through April 2029. If we fail to do so, we are required to pay the difference between the amount we spend and the required commitment amount. As of December 31, 2022, our remaining contractual commitment is $2,357.1 million. We expect to meet our remaining commitment.

Legal matters

We are involved in various lawsuits, claims and proceedings that arise in the ordinary course of business, including those described below. While the results of legal matters are inherently uncertain, we do not believe there is a reasonable possibility that the ultimate resolution of these matters, either individually or in aggregate, will have a material adverse effect on our business, financial position, results of operations or cash flows.

In November and December 2020, certain of our executives and members of our board of directors were named as defendants in shareholder derivative lawsuits filed in the U.S. District Court for the Northern District of California. Pinterest was also named as a nominal defendant. The lawsuits purport to assert claims for breach of fiduciary duty in connection with allegations of gender and racial discrimination at Pinterest. In addition, the lawsuits purport to assert claims for waste, abuse of control, aiding and abetting breaches of fiduciary duties, unjust enrichment, and violations of Section 14(a) of the Exchange Act. The complaints seek declaratory and injunctive relief, corporate governance changes, monetary damages, interest, disgorgement, and fees and costs. On July 14, 2021, another shareholder derivative complaint with similar allegations was filed in the same court and was subsequently related to the earlier action. The cases were referred to a magistrate judge for mediation, and the proceedings were stayed during the pendency of that mediation. On November 24, 2021, the parties entered into a stipulation of settlement. A final approval for the settlement was granted on May 26, 2022. The court granted a portion of the attorneys' fees sought by Plaintiffs, while another portion remains contingent on certain conditions being fulfilled within two years of the settlement approval. We don't believe that these fees will be material to our financial position.

In March 2021, certain of our executives and members of our board of directors were named as defendants in a shareholder derivative lawsuit filed in the Delaware Chancery Court. Pinterest was also named as a nominal defendant. The complaint alleged that executives and members of the board breached their fiduciary duties to the company in connection with allegations of gender and racial discrimination at Pinterest. The complaint sought damages, litigation costs, and interest. On May 10, 2021, the court stayed this lawsuit in light of the related pending case in the Northern District of California. On July 21, 2022 the matter was dismissed.

Revolving credit facility

In October 2022, we entered into an amended and restated five-year $400.0 million revolving credit facility (the "2022 revolving credit facility"), which replaced our previous $500.0 million revolving credit facility entered into in November 2018. The 2022 revolving credit facility also contains an accordion option which, if exercised, would allow us to increase the aggregate commitments by up to $405.0 million provided we are able to secure additional lender commitments and satisfy certain other conditions. Interest on any borrowings under the 2022 revolving credit facility accrues at either an adjusted term Secured Overnight Financing Rate ("SOFR") plus 0.10% and a margin of 1.50% or at an alternative base rate

plus a margin of 0.50%, at our election, and we are required to pay an annual commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the 2022 revolving credit facility.

The 2022 revolving credit facility also allows us to issue letters of credit, which reduce the amount we can borrow. We are required to pay a fee that accrues at 0.125% per annum on the average aggregate daily maximum amount available to be drawn under any outstanding letters of credit.

The 2022 revolving credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make distributions to holders of our stock or the stock of our subsidiaries, make investments or engage in transactions with our affiliates. The 2022 revolving credit facility also contains a financial maintenance covenant: a maximum net leverage ratio of consolidated debt to consolidated EBITDA no greater than 3.50 to 1.00, subject to an increase up to 4.00 to 1.00 for a certain period following an acquisition. The obligations under the 2022 revolving credit facility are secured by liens on substantially all of our domestic assets, including certain domestic intellectual property assets.

Our total borrowing capacity under the revolving credit facility is $400.0 million as of December 31, 2022. We have not issued any letters of credit and there are no amounts outstanding under the 2022 revolving credit facility as of December 31, 2022.

8. Leases

We have entered into various non-cancelable office space operating leases with original lease periods expiring between 2023 and 2033. These do not contain material variable rent payments, residual value guarantees, covenants or other restrictions. Operating lease costs for the years ended December 31, 2022, 2021 and 2020, are as follows (in thousands):

| | | Year Ended December 31, | | | | |
		2022		2021		2020
Lease cost:						
Operating lease cost	$	66,022	$	53,691	$	51,285
Short-term lease cost		2,809		1,434		3,933
Total	$	68,831	$	55,125	$	55,218

The weighted-average remaining term of our operating leases was 6.8 years and 7.5 years, and the weighted-average discount rate used to measure the present value of our operating lease liabilities was 4.1% and 4.2% as of December 31, 2022 and 2021, respectively.

Maturities of our operating lease liabilities, which do not include short-term leases, as of December 31, 2022, are as follows (in thousands):

		Operating Leases
2023	$	58,990
2024		37,628
2025		29,756
2026		30,443
2027		27,892
Thereafter		85,891
Total lease payments		270,600
Less imputed interest		(41,632)
Total operating lease liabilities	$	228,968

Cash payments included in the measurement of our operating lease liabilities were $64.0 million, $59.0 million and $54.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, operating leases that have not yet commenced were not material and are excluded from the table above.

9. Share-based compensation

Equity incentive plan

In June 2009, our board of directors adopted and approved our 2009 Plan, which provides for the issuance of stock options, RSAs and RSUs to qualified employees, directors and consultants. Stock options granted under our 2009 Plan have a maximum life of 10 years and an exercise price not less than 100% of the fair market value of our common stock on the date of grant. RSUs granted under our 2009 Plan have a maximum life of seven years. No shares of our common stock were reserved for future issuance under our 2009 Plan as of December 31, 2022.

Our 2019 Plan became effective upon closing of our initial public offering and succeeds our 2009 Plan. Our 2019 Plan provides for the issuance of stock options, RSAs, RSUs and other equity- or cash-based awards to qualified employees, directors and consultants. Stock options granted under our 2019 Plan have a maximum life of 10 years and an exercise price not less than 100% of the fair market value of our common stock on the date of grant. 117,384,569 shares of our Class A common stock were reserved for future issuance under our 2019 Plan as of December 31, 2022.

The number of shares of our Class A common stock available for issuance under the 2019 Plan will be increased by the number of shares of our Class B common stock subject to awards outstanding under our 2009 Plan that would, but for the terms of the 2019 Plan, have returned to the share reserves of the 2009 Plan pursuant to the terms of such awards, including as the result of forfeiture, repurchase, expiration or retention by us in order to satisfy an award's exercise price or tax withholding obligations. In addition, the number of shares of our Class A common stock reserved for issuance under our 2019 Plan will automatically increase on the first day of each fiscal year through and including January 1, 2029, in an amount equal to 5% of the total number of shares of our Class A common stock and our Class B common stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors.

Stock option activity

Stock option activity during the year ended December 31, 2022, was as follows (in thousands, except per share amounts):

	Stock Options Outstanding			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value [1]
			(in years)	
Outstanding as of December 31, 2021	16,141	$ 3.19	1.9	$ 535,118
Granted	8,553	19.96		
Exercised	(8,895)	1.45		
Outstanding as of December 31, 2022	15,799	$ 13.25	6.1	$ 174,165
Exercisable as of December 31, 2022	7,498	$ 5.74	2.4	$ 138,979

[1] We calculate intrinsic value based on the difference between the exercise price of in-the-money-stock options and the fair value of our common stock as of the respective balance sheet date.

The total grant-date fair value of stock options vested during the years ended December 31, 2022, 2021 and 2020 was $9.5 million, $3.2 million and $3.3 million, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2022, 2021 and 2020 was $180.2 million, $511.4 million and $1,023.9 million, respectively.

Restricted stock unit and restricted stock award activity

RSU and RSA activity during the year ended December 31, 2022, was as follows (in thousands, except per share amounts):

	Restricted Stock Units and Restricted Stock Awards Outstanding	
	Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2021	36,258	$ 30.84
Granted	52,480	21.91
Released	(22,763)	25.41
Forfeited	(11,457)	26.31
Outstanding as of December 31, 2022	54,518	$ 25.46

Share-based compensation

Share-based compensation expense during the years ended December 31, 2022, 2021 and 2020, was as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Cost of revenue	$ 7,629	$ 7,438	$ 7,865
Research and development	324,161	309,715	218,718
Sales and marketing	99,467	52,691	35,645
General and administrative	65,866	45,538	58,792
Total share-based compensation	$ 497,123	$ 415,382	$ 321,020

As of December 31, 2022, we had $1,302.8 million of unrecognized share-based compensation expense, which we expect to recognize over a weighted-average period of 2.9 years.

Fair value of stock options

We measure stock options based on their estimated grant date fair values, which we determine using the Black-Scholes option-pricing model, and we record the resulting expense in our consolidated statements of operations over the requisite service period, which is generally four years.

We estimated the fair value of the stock options granted during the year ended December 31, 2022, using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31, 2022
Expected term (in years)	6.1
Risk-free interest rate	3.2%
Expected volatility	61.1%
Dividend yield	—%

The key inputs we used in the Black-Scholes model are:

- *Expected term* – The expected term represents the period we expect our share-based awards to be outstanding, which is also the period we used to measure risk-free interest rates and expected volatility. We estimated the expected term using the simplified method as we do not have sufficient historical stock option exercise data.

- *Risk-free interest rate* – We estimated the risk-free interest rate based on zero-coupon U.S. Treasury notes.

- *Expected volatility* – We estimated expected volatility based on a combination of our historical volatility and that of comparable publicly-traded companies.

- *Dividend yield* – We applied a dividend yield of zero because we have never paid or declared dividends, and we have no plan to do so in the foreseeable future.

The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2022 was $11.79. Stock options granted during the years ended December 31, 2021 and 2020 were not material.

10. Net income (loss) per share

We present net income (loss) per share using the two-class method required for multiple classes of common stock. Holders of our Class A and Class B common stock have identical rights except with respect to voting, conversion and transfer rights and therefore share equally in our net income or losses.

We calculate basic net income (loss) per share by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period.

Diluted net income (loss) per share gives effect to all potential shares of common stock, including stock options, RSAs and RSUs to the extent these are dilutive. The calculation of diluted net income (loss) of Class A common stock assumes the conversion of our Class B common stock to Class A common stock, while the diluted net income (loss) of Class B common stock does not assume the conversion of those shares to Class A common stock.

We calculated basic and diluted net income (loss) per share as follows (in thousands, except per share amounts):

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	Class A	Class B	Class A	Class B	Class A	Class B
Basic net income (loss) per share:						
Numerator:						
Net income (loss)	$ (83,110)	$ (12,937)	$ 274,699	$ 41,739	$ (96,499)	$ (31,824)
Denominator:						
Basic weighted-average shares used in computing net income (loss) per share	576,061	89,671	555,608	84,422	448,392	147,872
Basic net income (loss) per share	$ (0.14)	$ (0.14)	$ 0.49	$ 0.49	$ (0.22)	$ (0.22)
Diluted net income (loss) per share:						
Numerator:						
Net income (loss)	$ (83,110)	$ (12,937)	$ 274,699	$ 41,739	$ (96,499)	$ (31,824)
Reallocation of net income as a result of conversion of Class B to Class A common stock	—	—	41,739	—	—	—
Reallocation of net income to Class B common stock	—	—	—	(3,115)	—	—
Diluted net income (loss)	$ (83,110)	$ (12,937)	$ 316,438	$ 38,624	$ (96,499)	$ (31,824)
Denominator:						
Basic weighted-average shares used in computing net income (loss) per share	576,061	89,671	555,608	84,422	448,392	147,872
Conversion of Class B to Class A common stock	—	—	84,422	—	—	—
Weighted average effect of dilutive potential common stock	—	—	51,621	—	—	—
Diluted weighted-average shares used in computing net income (loss) per share	576,061	89,671	691,651	84,422	448,392	147,872
Diluted net income (loss) per share	$ (0.14)	$ (0.14)	$ 0.46	$ 0.46	$ (0.22)	$ (0.22)

Basic net loss per share is the same as diluted net loss per share for the periods we reported net losses. We excluded the following weighted-average potential shares of common stock from our calculation of diluted net income (loss) per share because these would be anti-dilutive (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Outstanding stock options	17,405	—	40,067
Unvested restricted stock units and restricted stock awards	52,256	3,271	63,603
Total	69,661	3,271	103,670

11. Income taxes

The components of income (loss) before provision for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
United States	$ 29,108	$ 331,447	$ 49,973
Foreign	(115,052)	(10,476)	(176,993)
Income (loss) before provision for income taxes	$ (85,944)	$ 320,971	$ (127,020)

Provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ 1,681	$ —	$ —
State	7,385	2,303	79
Foreign	4,381	2,957	691
Total current tax expense	13,447	5,260	770
Deferred:			
Federal	(1,861)	6	654
State	(356)	6	5
Foreign	(1,127)	(739)	(126)
Total deferred tax expense (benefit)	(3,344)	(727)	533
Provision for income taxes	$ 10,103	$ 4,533	$ 1,303

The difference between income taxes computed at the statutory federal income tax rate and the provision for income taxes is attributable to the following (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Tax at U.S. statutory rate	$ (18,048)	$ 67,404	$ (26,674)
State income taxes, net of benefit	5,502	2,307	84
Foreign operations	26,985	4,448	37,716
Permanent book/tax differences	6,598	409	1,927
Legal settlement	—	—	2,290
Share-based compensation	(20,663)	(269,009)	(303,245)
Change in valuation allowance	62,048	278,761	352,410
Tax credits	(52,319)	(79,787)	(63,205)
Provision for income taxes	$ 10,103	$ 4,533	$ 1,303

The primary difference between our effective tax rate and the federal statutory rate is the full valuation allowance we have established on our federal, state and foreign net operating losses and credits and for the year ended December 31, 2022 includes the effects of the capitalization and amortization of research and development expenses as required by the 2017 Tax Cuts and Jobs Act.

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

| | December 31, | |
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 900,200	$ 1,036,254
Research tax credits	473,248	401,219
Reserves, accruals, and other	31,502	29,641
Lease obligation	56,185	58,860
Share-based compensation	40,976	63,798
Research capitalization and amortization	208,373	—
Total deferred tax assets	1,710,484	1,589,772
Less: valuation allowance	(1,660,609)	(1,539,889)
Deferred tax assets, net of valuation allowance	49,875	49,883
Deferred tax liabilities:		
Depreciation and amortization	(44,790)	(47,952)
Prepaid expenses	(4,190)	(2,036)
Total deferred tax liabilities	(48,980)	(49,988)
Deferred tax assets (liabilities)	$ 895	$ (105)

Due to our history of losses, we believe it is more likely than not that our U.S. and Irish deferred tax assets will not be realized as of December 31, 2022. Accordingly, we have established a full valuation allowance on our U.S. and Irish deferred tax assets. Our valuation allowance increased by $120.7 million during the year ended December 31, 2022, primarily due to U.S. federal and state tax credits and the effects of the capitalization and amortization of research and development expenses as required by the 2017 Tax Cuts and Job Act. Our valuation allowance increased by $363.0 million during the year ended December 31, 2021, primarily due to U.S. federal and state tax losses and credits incurred during the period.

As of December 31, 2022, we had federal, California and other state net operating loss carryforwards of $3,636.5 million, $551.8 million and $1,501.5 million, respectively. Our federal carryforwards do not expire. If not utilized, our California and other state carryforwards will begin to expire in 2028 and 2026, respectively. Utilization of our net operating loss carryforwards may be subject to annual limitations due to the ownership change limitations provided by Section 382 of the

Internal Revenue Code and similar state provisions. Our net operating loss carryforwards could expire before utilization if subject to annual limitations. As of December 31, 2022, we had $173.2 million and $5.6 million of Irish and Other Foreign net operating loss carryforwards, respectively that can be carried forward indefinitely.

As of December 31, 2022, we had federal and California research and development credit carryforwards of $426.5 million and $319.3 million, respectively. If not utilized, our federal carryforwards will begin to expire in 2030. Our California carryforwards do not expire.

Changes in gross unrecognized tax benefits were as follows (in thousands):

	Gross Unrecognized Tax Benefits
Balance as of December 31, 2020	$ 140,160
Increases for tax positions of prior years	2,906
Increases for tax positions of current year	61,993
Balance as of December 31, 2021	$ 205,059
Increases for tax positions of prior years	—
Decreases for tax positions of prior years	(3,347)
Increases for tax positions of current year	38,226
Balance as of December 31, 2022	$ 239,938

Recognizing the $239.9 million of gross unrecognized tax benefits we had as of December 31, 2022 would affect our effective tax rate by $3.2 million. The remaining $236.7 million of gross unrecognized tax benefits would be offset by the reversal of related deferred tax assets, which are subject to a full valuation allowance. We do not expect our gross unrecognized tax benefits to change significantly within the next 12 months. We recognize interest and penalties related to uncertain tax positions in provision for income taxes. Accrued interest and penalties are not material as of December 31, 2022 and 2021.

We are subject to taxation in the U.S. and various other state and foreign jurisdictions. As we have net operating loss carryforwards for U.S. federal and state jurisdictions, the statute of limitations is open for all tax years. For material foreign jurisdictions, the tax years open to examination include the years 2017 and forward. We are currently under examination of our U.S. consolidated federal income tax return by the Internal Revenue Service for 2018 and 2019. We believe that we have adequately reserved for any adjustments to the provision for income taxes or other tax items that may ultimately result from these examinations.

We have not recognized deferred taxes for the difference between the financial reporting basis and the tax basis of our investment in our foreign subsidiaries because we have the ability and intent to maintain our investments for the foreseeable future. If we were to remit earnings as of December 31, 2022, the residual taxes would not be material.

12. Geographical information

Revenue disaggregated by geography based on our customers' billing addresses is as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
U.S. and Canada[1]	$ 2,264,640	$ 2,109,089	$ 1,464,344
Europe[2]	410,516	384,657	191,767
Rest of World	127,418	84,281	36,547
Total revenue	$ 2,802,574	$ 2,578,027	$ 1,692,658

[1] United States revenue was $2,144.3 million, $2,003.6 million and $1,404.3 million as of December 31, 2022 and 2021 and 2020, respectively. No individual country other than the United States exceeded 10% of our total revenue for any period presented.

[2] Europe includes Russia and Turkey.

Property and equipment, net and operating lease right-of-use assets by geography is as follows (in thousands):

	December 31,	
	2022	**2021**
United States	$ 205,374	$ 247,975
International[1]	60,454	33,338
Total property and equipment, net and operating lease right-of-use assets	$ 265,828	$ 281,313

[1] No individual country other than the United States exceeded 10% of our total property and equipment, net and operating lease right-of-use assets for any period presented.

13. Subsequent events

On February 2, 2023, our board of directors authorized a stock repurchase program of up to $500 million of our Class A common stock over the next 12 months. Under the stock repurchase program, we are authorized to repurchase, from time-to-time, shares of our Class A common stock through open market purchases, in privately negotiated transactions or in other such manner as permitted by securities law and as determined by management at such time and in such amounts as management may decide. The program does not obligate us to repurchase any specific number of shares and may be modified, suspended or discontinued at any time. We have not repurchased any of our Class A common stock under the repurchase program as of February 6, 2023.

Item 9. Changes in and disagreements with accountants on accounting and financial disclosure

None.

Item 9A. Controls and procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer ("CEO") and chief financial officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2022, our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission ("SEC"), and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that its internal control over financial reporting was effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on effectiveness of controls and procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B. Other information

None.

Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections

None.

Item 10. Directors, executive officers and corporate governance

The information required by this item is incorporated by reference to the sections titled "Proposal 1 - Election of Directors" and "Other Matters" that will be included in our Definitive Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission (SEC) within 120 days of December 31, 2022 (the "2023 Proxy Statement).

Item 11. Executive compensation

The information required by this item is incorporated by reference to the section titled "Proposal 3 – Advisory Non-Binding Vote on our Named Executive Officers' Compensation" that will be included in our 2023 Proxy Statement.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

The information required by this item is incorporated by reference to the section titled "Other Matters" that will be included in our 2023 Proxy Statement.

Item 13. Certain relationships and related transactions, and director independence

The information required by this item is incorporated by reference to the sections titled "Proposal 1 – Election of Directors" and "Other Matters" that will be included in our 2023 Proxy Statement.

Item 14. Principal accountant fees and services

The information required by this item is incorporated by reference to the sections titled "Proposal 2 – Ratification of Selection of Independent Auditor" that will be included in our 2023 Proxy Statement.

Item 15. Exhibits and financial statement schedules

The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

The consolidated financial statements are filed as part of this Annual Report on Form 10-K under "Item 8. Financial Statements and Supplementary Data."

2. Financial Statement Schedules

The financial statement schedules are omitted because they are either not applicable or the information required is presented in the financial statements and notes thereto under "Item 8. Financial Statements and Supplementary Data."

3. Exhibits

The exhibits listed in the following Exhibit Index are filed, furnished, or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Company.	8-K	001-38872	3.2	April 23, 2019
3.2	Certificate of Change of Registered Agent	8-K	001-38872	3.1	December 15, 2021
3.3	Amended and Restated Bylaws of the Company	8-K	001-38872	3.1	November 22, 2022
4.1	Description of our Common Stock.	10-K	001-38872	4.2	February 7, 2020
4.2	Form of Indenture.	10-K	001-38872	4.3	February 3, 2022
10.1	Form of Indemnification Agreement between the Company and each of its directors and executive officers.	S-1/A	333-230458	10.1	April 8, 2019
10.2+	Form of Executive Severance & Change in Control Agreement (CEO).	S-1/A	333-230458	10.14	April 8, 2019
10.3+	Form of Amended and Restated Executive Severance & Change in Control Agreement (Non-CEO).	10-K	001-38872	10.3	February 3, 2022
10.4+	Employment Agreement by and between Cold Brew Labs Inc. and Benjamin Silbermann, dated as of July 14, 2009.	S-1/A	333-230458	10.3	March 29, 2019
10.5+	Confidential Information and Invention Assignment Agreement by and between Cold Brew Labs Inc. and Benjamin Silbermann, dated as of October 28, 2008.	S-1/A	333-230458	10.4	March 29, 2019
10.6+	Offer Letter and Confidential Agreement and Invention Assignment Agreement by and between the Company and Todd Morgenfeld, dated as of September 19, 2016.	S-1/A	333-230458	10.5	March 29, 2019
10.7+	Pinterest, Inc. 2009 Stock Plan, as amended.	S-1	333-230458	10.7	March 22, 2019
10.8+	Pinterest, Inc. 2009 Stock Plan Notice of Stock Option Grant and Stock Option Agreement by and between the Company and Benjamin Silbermann, dated as of April 25, 2013.	S-1	333-230458	10.8	March 22, 2019

10.9+	Form of Pinterest, Inc. 2009 Stock Plan Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement	S-1	333-230458	10.9	March 22, 2019
10.10+	Acceleration Addendum to Pinterest, Inc. 2009 Stock Plan Restricted Stock Unit Grant Notice and Agreement by and between the Company and Todd Morgenfeld, dated as of December 20, 2017.	S-1	333-230458	10.10	March 22, 2019
10.11+	Pinterest, Inc. 2019 Omnibus Incentive Plan.	S-1/A	333-230458	10.11	March 29, 2019
10.12+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Unit Grant Notice and Agreement.	S-1/A	333-230458	10.12	April 8, 2019
10.13+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Grant Notice and Agreement.	10-K	001-38872	10.14	February 7, 2020
10.14+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Stock Option Grant Notice and Agreement.	10-K	001-38872	10.15	February 7, 2020
10.15+	Non-Employee Director Compensation Policy.	10-Q	001-38872	10.1	April 28, 2021
10.16+	Pinterest, Inc. 2009 Stock Plan Notice of Stock Option Grant and Stock Option Agreement.	S-8	333-230999	4.3	April 23, 2019
10.17+	Employment Agreement between Pinterest, Inc. and Christine Flores dated as of February 27, 2017	10-Q	001-38872	10.2	April 28, 2021
10.18+	Employment Agreement between Cold Brew Labs Inc. and Evan Sharp dated as of May 13, 2011	10-Q	001-38872	10.3	April 28, 2021
10.19+	Consulting Agreement dated October 13th, 2021 and effective October 15, 2021, Evan Sharp	10-Q	001-38872	10.2	November 4, 2021
10.20+	Offer Letter, dated June 22, 2022, between Pinterest, Inc. and William Ready.	8-K	001-38872	10.1	June 28, 2022
10.21+	Executive Severance and Change in Control Agreement, dated June 23, 2022 between Pinterest, Inc. and William Ready.	8-K	001-38872	10.2	June 28, 2022
10.22+	Transition Letter, dated June 22, 2022 between Pinterest, Inc. and Ben Silbermann.	8-K	001-38872	10.3	June 28, 2022
10.23+	Pinterest, Inc. 2019 Omnibus Incentive Plan Stock Option Grant Notice and Agreement by and between the Company and William Ready, dated as of June 29, 2022.	10-Q	001-38872	10.1	October 27, 2022
10.24+	Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Award Grant Notice and Agreement by and between Pinterest, Inc. and William Ready, dated as of August 31, 2022.	10-Q	001-38872	10.1	October 27, 2022
10.25+	Employment Agreement between Pinterest, Inc. and Wanji Walcott dated as of November 14, 2022				
10.26+	Revolving Credit Agreement, by and among the Company, the Guarantors and JP Morgan Chase Bank, N.A., as administrative agent, dated as of October 25, 2022.	10-Q	001-38872	10.2	October 27, 2022
10.27	Cooperation Agreement, dated December 6, 2022, by and among Elliott Associates, L.P., Elliott International L.P. and Pinterest, Inc.	8-K	001-38872	10.1	December 6, 2022
21.1	List of Subsidiaries of Pinterest, Inc.				
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.				

24.1	Power of Attorney.
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (a) and 15d-14(a),
32.1	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+ Indicates a management contract or compensatory plan

Item 16. Form 10-K summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

PINTEREST, INC.

Date: February 6, 2023

By: /s/ Todd Morgenfeld

Todd Morgenfeld

Chief Financial Officer and Head of Business Operations

(Principal Financial Officer)

Power of attorney

The undersigned directors and officers of Pinterest, Inc. hereby constitute and appoint William Ready, Todd Morgenfeld and Wanjiku Walcott, and each of them, any of whom may act without joinder of the other, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ William Ready William Ready	Chief Executive Officer (Principal Executive Officer)	February 6, 2023
/s/ Jeffrey Jordan Jeffrey Jordan	Director	February 6, 2023
/s/ Leslie J. Kilgore Leslie J. Kilgore	Director	February 6, 2023
/s/ Jeremy S. Levine Jeremy S. Levine	Director	February 6, 2023
/s/ Gokul Rajaram Gokul Rajaram	Director	February 6, 2023
/s/ Fredric G. Reynolds Fredric G. Reynolds	Director	February 6, 2023
/s/ Evan Sharp Evan Sharp	Director	February 6, 2023
/s/ Benjamin Silbermann Benjamin Silbermann	Director	February 6, 2023
/s/ Salaam Coleman Smith Salaam Coleman Smith	Director	February 6, 2023
/s/ Marc Steinberg Marc Steinberg	Director	February 6, 2023
/s/ Andrea Wishom Andrea Wishom	Director	February 6, 2023
/s/ Todd Morgenfeld Todd Morgenfeld	Chief Financial Officer and Head of Business Operations (Principal Financial Officer)	February 6, 2023
/s/ Andrea Acosta Andrea Acosta	Chief Accounting Officer (Principal Accounting Officer)	February 6, 2023

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Helpful resources

Weblinks

Board of Directors

Pinterest Board	*https://investor.pinterestinc.com/governance/board-of-directors/default.aspx*
Committee Composition	*https://investor.pinterestinc.com/governance/committee-composition/default.aspx*

Board Committee Charters

Audit and Risk Committee	*https://s23.q4cdn.com/958601754/files/doc_downloads/2022/Audit-and-Risk-Committee-Charter.pdf*
Talent Development and Compensation Committee	*https://s23.q4cdn.com/958601754/files/doc_downloads/2022/11/Talent-Development-and-Compensation-Committee-Charter.pdf*
Nominating and Corporate Governance Committee	*https://s23.q4cdn.com/958601754/files/doc_downloads/2022/11/Nominating-and-Corporate-Governance-Committee-Charter.pdf*

Financial Reporting

2022 Annual Report	*https://d18rn0p25nwr6d.cloudfront.net/CIK-0001506293/54d139a9-71d2-481e-98c4-85f9e643ab8e.pdf*

Pinterest

Executive Profiles	*https://investor.pinterestinc.com/governance/Executive-profiles/default.aspx*
Investor Overview	*https://investor.pinterestinc.com/investor-overview/default.aspx*

Governance Documents

Amended and Restated Bylaws	*https://s23.q4cdn.com/958601754/files/doc_downloads/gov_doc/2022/11/Amended-Restated-Bylaws.pdf*
Amended and Restated Certificate of Incorporation	*https://s23.q4cdn.com/958601754/files/doc_downloads/gov_doc/Certificate-of-Incorporation.pdf*
Code of Business Conduct & Ethics	*https://s23.q4cdn.com/958601754/files/doc_downloads/gov_doc/2021/10/PIN2122-CodeConduct2021-digitalEnglish-external.pdf*
Corporate Governance Guidelines	*https://s23.q4cdn.com/958601754/files/doc_downloads/2022/11/Corporate-Governance-Guidelines.pdf*
Supplier Code of Conduct	*https://s23.q4cdn.com/958601754/files/doc_downloads/gov_doc/2022/02/PIN_CodeOfConduct2022_Supplier_english.pdf*

ESG Report

2021 ESG Impact Report	*https://s23.q4cdn.com/958601754/files/doc_downloads/2023/02/pinterest-2021-esg-impact-report_inspiring-a-better-future.pdf*

Weblinks are provided for convenience only and the content on the referenced websites does not constitute a part of this proxy statement.

Contacts

Corporate Secretary

Pinterest, Inc.
651 Brannan Street
San Francisco California 94107
United States



Headquarters
651 Brannan Street
San Francisco, California 94107
(415) 762-7100

Investor Relations Website
investor.pinterestinc.com